As filed with the Securities and Exchange Commission on August 13, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Neurobiological Technologies, Inc.

(Exact Name of Corporation as Specified in Its Charter)

Delaware	2836	94-3049219
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2000 Powell Street, Suite 800

Emeryville, California 94608

(510) 595-6000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Paul E. Freiman

President and Chief Executive Officer

2000 Powell Street, Suite 800

Emeryville, California 94608

(510) 595-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen C. Ferruolo Ryan A. Murr Maggie L. Wong Goodwin Procter LLP 4365 Executive Drive, Suite 300 San Diego, California 92121 Telephone: (858) 202-2700 Facsimile: (858) 457-1255	Robert A. Freedman Sergio Garcia Laird H. Simons III Fenwick & West LLP 801 California Street Mountain View, California 94041 Telephone: (650) 988-8500 Facsimile: (650) 938-5200

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Shares of Common Stock, par value $0.001 per share(1)	$74,750,000	$2,294.83

(1)	Each share of common stock includes certain purchase rights issued pursuant to that certain Rights Agreement, dated as of May 19, 2005, between the Registrant and American Stock Transfer & Trust Company.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes $9,750,000 from the shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 13, 2007

            Shares

Neurobiological Technologies, Inc.

Common Stock

Neurobiological Technologies, Inc. is offering             shares of its common stock. Our common stock is traded on The NASDAQ Capital Market under the symbol “NTII.” The last reported sale price of the common stock on The NASDAQ Capital Market on August 10, 2007, was $1.32 per share.

Investing in our common stock involves risks.

See “ Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Neurobiological Technologies, Inc.	$	$

We have granted the underwriters a 30-day option to purchase up to an additional              shares of our common stock to cover over-allotments.

Merriman Curhan Ford & Co.

The date of this Prospectus is                     , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date hereof, regardless of the time of delivery of this prospectus, or of any sale of the common stock. It is important for you to read and consider all information contained in this prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” below.

Unless the context requires otherwise, in this prospectus the terms “NTI,” Neurobiological Technologies,” “we,” “us” and “our” refer to Neurobiological Technologies, Inc. and its subsidiary. Viprinex™ is our trademark. Other trademarks, trade names and service marks used in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including the section entitled “Risk Factors” beginning on page 5 and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Our Company

We are a specialty biopharmaceutical company with expertise in identifying and acquiring promising drug candidates and in designing and managing late-stage clinical trials for central nervous system conditions. Of the four drug candidates that we have acquired since our inception, we, or our partners, have advanced three of these compounds into or through Phase 3 clinical trials. We are currently developing Viprinex, a novel reperfusion agent that is in pivotal Phase 3 trials for the treatment of acute ischemic stroke. In addition, we have rights to receive milestone payments, royalties and profit sharing payments from Celtic Pharma Holdings, L.P., or Celtic, from sales of XERECEPT, if approved, for the treatment of swelling around brain tumors. We also currently receive royalties from Merz Pharmaceuticals GmbH, or Merz, and its marketing partners from the sale of Namenda/Ebixa (memantine) for the treatment of Alzheimer’s disease. For the fiscal years ended June 30, 2006 and 2007, we received royalty payments of $5.1 million and $6.9 million, respectively, from Merz.

Viprinex

Viprinex is a reperfusion agent that has been well characterized and clinically evaluated in multiple trials for acute ischemic stroke. Also known as ancrod, Viprinex is an enzyme derived from the venom of the Malayan pit viper. Prior to our acquisition of Viprinex in 2004, Knoll AG and independent investigators conducted five clinical trials, including two Phase 3 clinical trials. These five trials enrolled nearly 2,000 patients. The first of the Phase 3 trials reached its primary efficacy endpoint; however, the second Phase 3 trial was terminated after an interim analysis concluded that Viprinex was unlikely to reach its primary efficacy endpoint. A retrospective analysis of the safety and efficacy data from these previous trials led us to the conclusion that these clinical trials demonstrated that Viprinex has promising potential for the treatment of acute ischemic stroke, but that the dosing strategy used by Knoll was flawed.

Based on this analysis, we have changed the dosing strategy and designed a shorter and simpler dosing regimen for the pivotal Phase 3 Ancrod Stroke Program, or ASP, clinical trials that we initiated in 2005. We believe this dosing regimen will show that Viprinex is safe and effective when initiated within six hours of stroke onset. We expect to announce results of an interim analysis for the ASP trials by the end of the third quarter of 2008. We expect to complete enrollment in both ASP trials by the end of the first quarter of 2009 and expect to announce final results for the ASP trials by the end of the third quarter of 2009. If these clinical trials are successful, we expect to submit a biologic license application, or BLA, to the U.S. Food and Drug Administration, or the FDA, for approval of Viprinex by the end of the first quarter of 2010.

According to the World Health Organization, 15 million people worldwide suffer a stroke each year, including 1.4 million in the United States and Europe. Stroke is the third leading cause of death in the United States behind heart disease and cancer, and the leading cause of disability. 87% of the strokes that occur in the United States are ischemic. Approximately three million Americans are currently disabled from stroke. The American Stroke Association estimates that approximately $62.7 billion will be spent in the United States in 2007 for stroke-related medical costs and disability.

rt-PA is currently the only approved drug therapy in the United States and Europe for acute ischemic stroke. However, the potential to treat patients with rt-PA is limited, as the treatment must be initiated within three hours of stroke onset and the treatment poses a risk of symptomatic intracranial bleeding. As a result, fewer than 6% of acute ischemic stroke patients receive rt-PA. We believe that if Viprinex proves safe and effective in treating acute ischemic stroke when initiated within six hours of stroke onset, it would be used to treat a substantially broader population of acute ischemic stroke patients than rt-PA.

Royalty Interests in Other Compounds

In 2005, we sold XERECEPT, a drug candidate for the treatment of peritumoral brain edema, or swelling around brain tumors, to Celtic. We received upfront payments as well as contingent milestone, royalty and revenue-sharing payments that will be payable if XERECEPT is successfully developed and commercialized by Celtic. At the time we sold XERECEPT, we had designed and initiated two Phase 3 clinical trials. Since the sale, we have remained involved in the development of XERECEPT by providing clinical trial management services to Celtic.

In 1998, we entered into a strategic collaboration agreement with Merz and Children’s Medical Center Corp. in Boston, Massachusetts, or CMCC, under which we transferred our rights to memantine, which we had been developing in a Phase 2 trial for neuropathic pain, and were granted the right to receive royalty payments from Merz on sales of memantine for Alzheimer’s disease and certain other indications. Under this agreement, we currently receive royalty payments from Merz and its marketing partners for sales of memantine for the treatment of Alzheimer’s disease in the United States and certain European countries.

Our Strategy

We are focused on developing drug candidates for the treatment of central nervous system conditions. Key elements of our strategy include:

•	successfully completing the clinical development of Viprinex for the treatment of acute ischemic stroke;

•	seeking to partner with major pharmaceutical companies to commercialize Viprinex, but maintaining important co-promotion rights to secure a greater share of potential revenues; and

•	continuing to in-license and acquire new product candidates for the treatment of central nervous system conditions.

Risk Factors

We face numerous risks that could materially affect our business, results of operations or financial condition. For further discussion of these risks see “Risk Factors.”

Corporate Information

We were founded in 1987 as a California corporation and reincorporated in Delaware in 1994. Our principal executive offices are located at 2000 Powell Street, Suite 800, Emeryville, California 94608 and our telephone number is (510) 595-6000. Our website address is www.ntii.com. No portion of our website is incorporated into this prospectus. Our fiscal year ends June 30. Unless indicated otherwise, references to years in this prospectus are to calendar years and not fiscal years.

The Offering

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds

We intend to use the net proceeds from this offering primarily for the continuing development of Viprinex, as well as for research and development, working capital, capital expenditures and other general corporate purposes. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and the other information in this prospectus for important information that you should consider before deciding whether to invest in shares of our common stock.

The NASDAQ Capital Market symbol	NTII

The number of shares of our common stock to be outstanding after the closing of this offering is based on 29,775,581 shares outstanding as of March 31, 2007 and excludes the following shares potentially issuable as of that date:

•	582,000 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $6.73 per share;

•	2,961,014 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $3.12 per share;

•	776,763 shares of common stock available for future issuance under our 2003 Equity Incentive Plan and 2003 Employee Stock Purchase Plan; and

•	494,000 shares of common stock issuable upon the conversion of our outstanding Series A Preferred Stock.

Additionally, the number of shares outstanding excludes 3,043,478 shares of common stock and warrants to purchase an additional 3,043,478 shares of common stock at an exercise price of $2.40 per share, which were issued in a registered offering completed in April 2007.

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their right to purchase up to              shares of our common stock to cover over-allotments, if any. Additionally, share and per-share figures contained in this prospectus do not give effect to our proposed reverse stock split.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present summary historical, pro forma and pro forma as adjusted financial data. The summary statement of operations data for the years ended June 30, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the nine months ended March 31, 2006 and March 31, 2007 and the consolidated balance sheet data as of March 31, 2007 are derived from our interim unaudited condensed consolidated financial statements included elsewhere in this prospectus. Past results of operations are not necessarily indicative of future results.

You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, each included elsewhere in this prospectus.

	Years Ended June 30,			Nine Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Total revenue	$2,786	$3,100	$12,339	$8,017	$13,679
Expenses:
Research and development	2,098	10,749	22,808	14,865	19,230
Acquired in-process research and development	—	12,650	11,501	11,501	—
General and administrative	3,101	4,927	5,968	4,744	4,745

Total expenses	5,199	28,326	40,277	31,110	23,975

Operating loss	(2,413)	(25,226)	(27,938)	(23,093)	(10,296)
Investment income, net	128	249	399	228	353
Other non-cash income	477	—	—	—	—

Loss before income tax	(1,808)	(24,977)	(27,539)	(22,865)	(9,943)
Income tax provision	—	—	300	130	—

Net loss	$(1,808)	$(24,977)	$(27,839)	$(22,995)	$(9,943)

Basic and diluted net loss per share	$(0.09)	$(0.94)	$(0.98)	$(0.83)	$(0.34)

Weighted average shares of common stock outstanding—basic and diluted	20,679	26,530	28,490	27,585	29,593

	As of March 31, 2007
	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)
	(unaudited; in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	$5,562	$12,062	$
Working capital	(942)	5,558
Total assets	8,434	14,934
Accumulated deficit	(105,084)	(105,084)
Total stockholders’ deficit	(20,413)	(13,913)

(1)	Pro forma financial data gives effect to our issuance in April 2007 of common stock and warrants to purchase common stock for net proceeds of $6.5 million.
(2)	Pro forma as adjusted financial data further adjusts the pro forma data to give effect to the sale of shares of common stock by us in this offering at an assumed offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering costs to be paid by us.

RISK FACTORS

Any investment in our stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and all information contained in this prospectus, before you decide whether to purchase our common stock. The trading price of our common stock could decline due to any of these risks or uncertainties, and you may lose part or all of your investment.

Risks Related to Our Financial Condition

We have a history of losses, we expect to generate losses in the near future, and we may never achieve or maintain profitability.

We have experienced operating losses in every year since inception, other than in fiscal 2001, resulting primarily from funding the development and clinical testing of our product candidates. As of March 31, 2007, our accumulated deficit was approximately $105 million, and we expect to continue to incur operating losses for at least the next several years as we continue our clinical trials for Viprinex and pursue potential acquisitions of new product candidates. To achieve profitability, we will need to successfully develop, obtain regulatory approval for, manufacture, market and sell our products, or generate significant additional revenue from other sources, such as licensing collaborations.

Although we expect that our royalty revenues from sales of memantine will increase in future periods, these increases may not occur and, even if they do increase in line with our expectations, we do not expect that these revenues will be sufficient to allow us to operate profitably at any time in the foreseeable future. Merz or CMCC may seek to terminate our collaboration agreement, which would end our royalty revenues from memantine sales. As a result, we may never generate sufficient revenue to become profitable or sustain profitability.

We will need to raise additional capital beyond the amounts to be raised in this offering to reach profitability. If we succeed in raising additional capital through a financing transaction, it may adversely affect our stock price. If we are unable to raise additional capital, we may be forced to curtail operations.

Because we do not expect to operate profitably for several years, if at all, we will need to obtain substantial additional funds to sustain our operations and may need more capital than anticipated if we acquire and develop other product candidates.

Our future capital requirements will depend on a number of factors, including:

•	the amount of money raised in the offering to which this prospectus relates;

•	the time and cost involved in obtaining regulatory approval for Viprinex;

•	the amount of royalties received from Merz for future sales of memantine;

•	the payments received pursuant to our agreements with Celtic;

•	the progress of our clinical development program;

•	the cost of filing, prosecuting, defending, and enforcing patent claims and other intellectual property rights;

•	the acquisition or licensing of new drug candidates;

•	competing technological and market developments;

•	our ability to establish partnerships to commercialize Viprinex and any future product candidates; and

•	future commercialization activities and arrangements.

If we raise capital by issuing additional shares of common stock at a price per share less than the then-current market price per share, the value of the shares of our common stock then outstanding may be reduced. Even if we were to sell shares of common stock at prices equal to or higher than the current market price, the issuance of additional shares may depress the market price of our common stock and dilute voting rights. If we obtain funds through the issuance of debt securities or borrowing, the terms of any such indebtedness may restrict our operations. If we instead raise capital through a licensing or partnering agreement for Viprinex, then we would be surrendering certain economic rights to the product, which could diminish our long-term potential return.

We may not be able to raise capital on terms that we find acceptable, or at all. If we are unable to raise additional capital to fund future operations, we may be forced to reduce the scope of our operations or defer or abandon one or more of our clinical or preclinical research programs. Any of these actions could have an adverse effect on our stock price and could significantly impair our prospects. See note 13 of the notes to our audited consolidated financial statements in which we discuss our need to obtain additional capital to continue as a going concern for the next 12 months.

Risks Related to Our Business

Viprinex has failed in one of two Phase 3 clinical trials conducted by Knoll AG for the treatment of acute ischemic stroke, and it may not prove to be safe and effective in our current Phase 3 trials. Because Viprinex is our only product candidate, any negative or inconclusive results in the ongoing trials would significantly harm our prospects and depress our stock price.

Viprinex previously failed in a large multi-center Phase 3 clinical trial in Europe conducted by Knoll AG, where an interim analysis concluded that Viprinex was unlikely to reach its primary efficacy endpoint and Viprinex-treated patients suffered from higher symptomatic intracranial hemorrhaging and mortality rates than those patients receiving the placebo treatment. Although we are seeking to address these problems by changing the dosing strategy for Viprinex in our ongoing trials, we may not be able to demonstrate that Viprinex is a safe and effective treatment for acute ischemic stroke to the satisfaction of the FDA or other regulatory agencies. There is only one approved treatment for acute ischemic stroke, and many other drug candidates for this indication have failed in late-stage clinical trials. If we are unable to demonstrate that Viprinex is a safe and effective treatment for acute ischemic stroke to the satisfaction of the FDA or other regulatory agencies, we will not receive regulatory approval and our business would be materially harmed.

The earlier failure of Viprinex illustrates the risks of clinical development of new drugs, including the possibility that drug candidates may be found to be unsafe, ineffective or toxic, or fail to receive necessary regulatory clearances. If any of these risks of failure should materialize, we may be forced to make additional significant expenditures for further clinical trials or cease further development of the drug candidate. Additionally, because Viprinex is our only product candidate, the failure of Viprinex in the ongoing trials would greatly diminish our prospects and would cause our stock price to decline significantly.

If our clinical trials for Viprinex are delayed because of patient enrollment or other problems, we would incur additional cost and may postpone the potential receipt of revenues.

We have experienced slow patient enrollment to date in our clinical trials for Viprinex. These delays have already caused us to revise our estimated completion dates for these trials, and any additional delays could further impede the timely development of Viprinex and could further increase our development costs and risks. Because we are currently conducting much of the clinical development work ourselves for the Viprinex clinical trials, and have only limited resources in these areas, we may be unable to successfully enroll sites and encourage patient enrollment. Delays in planned patient enrollment in our current or future clinical trials may result in increased costs, program delays or both, and the loss of potential revenues. Further, if we experience significant delays, our long-term prospects will be negatively affected as the remaining patent life for Viprinex will be shorter by the time commercial sales can commence. In any such case, our prospects would be harmed and our stock price could decline.

The approval of Viprinex or any future product candidate by the FDA or other regulatory authorities is uncertain and will involve the commitment of substantial time and resources.

We have not obtained regulatory approval for any product. We may not receive regulatory approval from the FDA or any other regulatory body required for the commercial sale of Viprinex, or any future products in the United States or any other jurisdiction. The FDA or comparable foreign regulatory authorities might decide that our data are insufficient for approval and require additional clinical trials or other studies. In addition, even if we do obtain approval to market Viprinex, the process of obtaining FDA approval may take longer and require the expenditure of more resources than we anticipate. The regulatory approval of a new drug typically takes many years and varies substantially based on the type, complexity, and novelty of the drug for which approval is sought, and the outcome is uncertain. Promising results from early clinical trials may not be replicated in later clinical trials. Interim results of a clinical trial do not necessarily predict final results. A number of pharmaceutical and biotechnology companies have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. If we fail to obtain regulatory approval for Viprinex, or any future product candidates, we will be unable to market and sell any products and therefore will not be able to generate any revenues from product sales or become profitable.

As part of the regulatory approval process, we must conduct, at our own expense, preclinical research and clinical trials for each product candidate sufficient to demonstrate its safety and efficacy to the satisfaction of the FDA and other regulatory agencies in the United States and other countries where the product candidate will be marketed if approved. The number of preclinical studies and clinical trials that will be required varies depending on the product, the disease or condition that the product is in development for and the regulations applicable to any particular product. The regulatory process typically also includes a review of the manufacturing process to ensure compliance with applicable regulations and standards, including the FDA’s current Good Manufacturing Practice, or cGMP, regulations. The FDA can delay, limit or decline to grant approval for many reasons, including:

•	a product candidate may not be safe or effective;

•	we may not achieve statistical significance for the primary endpoint;

•

the FDA might not approve our manufacturing processes or facilities, or the processes or facilities of any future contract manufacturers, including Nordmark’s facility for the manufacture of the active ingredient in Viprinex; and

•	the FDA may change its approval policies or adopt new regulations that affect us in an unfavorable manner.

Regulatory authorities may not approve Viprinex or any of our product candidates even if the product candidates meet safety and efficacy endpoints in clinical trials, or the approvals may be too limited for us to earn sufficient revenues.

The FDA and other foreign regulatory agencies can delay approval of or refuse to approve our product candidates for a variety of reasons, including failure to meet safety and efficacy endpoints in our clinical trials. Our product candidates may not be approved even if they achieve their endpoints in clinical trials. Regulatory agencies, including the FDA, have substantial discretion in the approval process and may disagree with our trial design and our interpretations of data from preclinical studies and clinical trials. Even if a product candidate is approved, it may be approved for fewer or more limited indications than requested or the approval may be subject to the performance of significant postmarket studies and postmarket surveillance. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. For example, it is possible that the FDA could impose labeling restrictions on Viprinex where it can be administered only to patients whose blood pressure is within an acceptable range. Any such limitation, condition or denial of approval would have an adverse affect on our business, reputation and results of operations.

Even if we are granted FDA approval for any of our product candidates, we may not be able to maintain such approval, which would reduce our revenues.

Even if we are granted regulatory approval for a product candidate, the FDA and similar foreign regulatory agencies can limit or withdraw product approvals for a variety of reasons, including failure to comply with regulatory requirements, changes in regulatory requirements, problems with manufacturing facilities or processes or the occurrence of unforeseen problems, such as the discovery of previously unknown side effects. If we are able to obtain any product approvals, they may be limited or withdrawn or we may be unable to remain in compliance with regulatory requirements. Both before and after approval, we, our manufacturers and our products are subject to a number of additional requirements. For example, certain changes to the approved product, such as adding new indications, certain manufacturing changes and additional labeling claims are subject to additional FDA review and approval. Advertising and other promotional materials must comply with FDA requirements and we must comply with established requirements applicable to drug samples. We and our manufacturers will be subject to continuing review and periodic inspections by the FDA and other authorities, where applicable, and must comply with ongoing requirements, including cGMP regulations. Once the FDA approves a product, a manufacturer must provide certain updated safety and efficacy information, submit copies of promotional materials to the FDA and make certain other required reports. Any failure by us or our third-party manufacturers to comply with FDA and other applicable U.S. or foreign regulations may subject us to administrative or judicially imposed sanctions, including warning letters, civil and criminal penalties, injunctions, product seizure or detention, product recalls, total or partial suspension of production and refusal to approve new drug or biologic license applications. Product approvals may be withdrawn if regulatory requirements are not complied with or if problems concerning safety or efficacy of the product occur following approval. Any enforcement action or limitation or withdrawal of approval of any of our products could delay or prevent sales of our products, which would adversely affect our revenues. Further continuing regulatory requirements involve expensive ongoing monitoring and testing requirements.

We do not have our own manufacturing facilities and are dependent on contract manufacturers and suppliers for the development and production of Viprinex.

We must procure from third parties our supplies of Viprinex for our clinical trials. We are party to agreements with Nordmark Arzneimittel GmbH & Co. KG, or Nordmark, to house and maintain our colony of Malayan pit vipers, to purify the snake venom that is used to produce the active pharmaceutical ingredient of Viprinex and to supply us with this active pharmaceutical ingredient in finished form for our clinical trials. We also have an agreement with Baxter Pharmaceutical Solutions, LLC, or Baxter, pursuant to which Baxter is responsible for certain aspects of the development, supply and packaging of Viprinex. Any difficulties in obtaining raw Malayan pit viper venom in necessary quantities and potencies or failure of our manufacturers and suppliers could delay our clinical trials and impede the development and commercialization of Viprinex. We may not be able to maintain or extend these arrangements on satisfactory terms, if at all, and we may not be able to find suitable replacements for Nordmark and/or Baxter if these arrangements are terminated.

Further, although we perform audits on Nordmark and Baxter to assess their compliance with the FDA’s cGMP regulations, there can be no assurance that our contractors will meet cGMP standards or be able to synthesize and deliver Viprinex in a timely fashion. Although alternative cGMP suppliers of the bulk drugs and of finished dosage form products are available to us, Viprinex is difficult and costly to produce, and we believe that there is only a limited number of manufacturers who are capable of producing the compound. The loss of our current supply arrangement could significantly delay our clinical trials for Viprinex and could impact the commercialization of the drug if it is approved by the FDA. As a result of our reliance on manufacturers, we face the following outsourcing risks:

•	the delay of our clinical testing if our contractors are unable to supply sufficient quantities of Viprinex in accordance with cGMP on acceptable terms;

•	the delay of market introduction and subsequent sales if we should encounter difficulties establishing relationships with manufacturers to produce, package and distribute Viprinex; and

•	adverse effects on FDA pre-market approval of Viprinex if contract manufacturers do not adhere to cGMP regulations.

Because of these risks, our dependence on third parties for the development, manufacture and supply of Viprinex and any future products may adversely affect our ability to develop and deliver products on a timely and competitive basis and harm our results of operations.

We have relied, and will continue to rely, on third parties to conduct our clinical trials for Viprinex, and their failure to perform their obligations in a timely or competent manner may delay development and commercialization of our product candidates.

We have periodically entered into various contractual arrangements with clinical research organizations, or CROs, consultants, and others, and we are dependent upon the level of commitment and subsequent success of these outside parties in performing their responsibilities. Certain of these agreements may place significant responsibility on the collaborator or contractor for pre-clinical testing and human clinical trials and for preparing and submitting submissions for regulatory approval for potential products. We have previously experienced delays and other problems with CRO performance and we recently replaced the CRO overseeing our clinical trials in Europe and certain other locations. The difficulties experienced with our prior CRO have caused delays in our ongoing clinical trials and, if our new CRO or any of our clinical research associates or any other collaborator, licensor or contractor fails to perform, the clinical development of Viprinex could be further delayed and our business, financial condition and results could be adversely affected.

We have also relied on scientific, clinical, commercial and other data supplied and disclosed by others in entering into these agreements. We have relied on this data in support of applications for human clinical trials for Viprinex. Although we have no reason to believe that this information contains errors or omissions of fact, it is possible that there are errors or omissions of fact that would change materially our view of the future likelihood of FDA approval or commercial viability of Viprinex.

Even if Viprinex is approved for commercialization, it may not be successfully commercialized or generate meaningful product revenues for us.

If Viprinex is approved for commercialization, we would be required either to market the drug directly, which would require the recruitment and training of a direct sales force, or enter into a collaborative arrangement with a larger biotechnology or pharmaceutical company with an existing sales force to sell, market and distribute our products. Our current strategy is to retain some portion of the commercial rights to Viprinex in the United States, which would require us to build an internal sales force. However, we may not succeed in directly marketing Viprinex because the building of a direct sales force is costly, and we have no experience in sales, marketing and distribution. If we elect to license Viprinex to a larger company with an existing sales force, we would be required to share the revenues from commercialization and would lose a significant degree of control over the commercialization and further development of the drug. In addition, any licenses or collaborative arrangements that we may enter into may not be effective in generating meaningful product royalties or other revenues to us.

If Viprinex does not attain adequate market acceptance by health care professionals and patients, our business prospects and results of operations will suffer.

Even if Viprinex receives regulatory approval for commercial sale, the revenue from sales of the product may not be significant and will depend on many factors that are outside of our control. Factors that may affect revenue from Viprinex, if and when approved, include:

•	perception of physicians and other members of the health care community of their safety and efficacy relative to that of competing products;

•	cost-effectiveness;

•	patient and physician satisfaction with the product;

•	ability to successfully manufacture commercially and on a timely basis;

•	cost and availability of raw materials;

•	reimbursement policies of government and third-party payors;

•	unfavorable publicity concerning Viprinex or similar drugs;

•	the introduction, availability and acceptance of competing products, including those of any future partners;

•	adverse event information relating to the product;

•	product labeling or product inserts required by the FDA or regulatory authorities in other countries;

•	regulatory developments related to the manufacture or continued use of the product; and

•	extent and effectiveness of sales and marketing and distribution support for the product.

Our product revenue will be adversely affected if, due to these or other factors, Viprinex does not gain significant market acceptance.

If government and third party payors fail to provide coverage and adequate payment rates for Viprinex, if approved, our revenue and prospects for profitability will suffer.

In the United States and other countries, our sales of Viprinex will depend in part on the availability of reimbursement from third-party payors. Such third party-payors include government health programs such as Medicare, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. We might need to conduct pharmacoeconomic studies in order to demonstrate the cost-effectiveness of Viprinex. Such studies might require us to commit significant time and resources. Reimbursement may not be available or sufficient to allow us to sell Viprinex on a competitive and profitable basis.

Congress enacted a limited prescription drug benefit for Medicare recipients in the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, that became effective in 2006. It is not clear what effect the MMA will have on the prices paid for currently approved drugs and the pricing options for new drugs approved in the future. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Medicare prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors. We expect that there will continue to be federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business and profitability.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for Viprinex.

We have only limited rights under our license and collaboration agreement with Merz and CMCC, and either of our partners can terminate the agreement upon six months’ notice, which would result in the loss of our memantine royalty revenues.

We are party to a license and cooperation agreement with Merz and CMCC, pursuant to which we have rights to share in revenues from worldwide sales of memantine for the treatment of Alzheimer’s disease and other indications covered by certain of CMCC’s patents, including AIDS-related dementia and neuropathic pain. However, we are not entitled to royalties on Merz’s sales of memantine for dementia or Alzheimer’s disease in certain jurisdictions where Merz had pre-existing marketing or other commercial arrangements, including Japan, Korea, China, Germany, Italy, Spain and several other smaller European markets, and much of Latin America, excluding Brazil. Under our agreement with Merz and CMCC, we are entitled to receive marketing payments and royalties from sales of memantine for the treatment of Alzheimer’s disease by Merz and its marketing partners, Forest Laboratories and H. Lundbeck A/S. Our receipt of these payments depends, among other things, on the continuation of our cooperation agreement with Merz and CMCC and the successful development and commercialization of memantine by Merz and its marketing partners for indications and in jurisdictions for which we are entitled to receive royalty payments. We have no direct control over the development or commercialization of memantine and have only limited, if any, input on the direction of development and commercialization efforts. Forest and Merz have informed us that they do not plan to pursue further development of memantine for neuropathic pain or other indications covered by the CMCC patents. As a result, we, Merz and CMCC are discussing options for the development of memantine for the indications covered by the CMCC patents and other possible changes to our agreement.

Merz or CMCC can terminate our cooperation agreement upon six months’ notice if Merz or its marketing partners do not continue to develop memantine for neuropathic pain or another indication covered by the CMCC patents. The termination of our agreement with Merz or any failure by Merz or its partners to successfully commercialize memantine could reduce or eliminate our future royalties under the agreement and would have a material adverse effect on our business, financial condition and results of operations.

We have limited control over the development and commercialization of XERECEPT, the rights to which we have sold to Celtic, and as a result, we may not realize a significant portion of the potential value of this product candidate.

In November 2005, we completed the sale of all our rights and assets related to XERECEPT to two newly-formed subsidiaries of Celtic. Under our agreement with the Celtic subsidiaries, we are eligible to receive up to $15 million upon the achievement of certain regulatory objectives, and if XERECEPT is approved for commercial sale, we are eligible to receive profit-sharing payments on sales of XERECEPT in the United States and royalties on sales elsewhere in the world. However, because Celtic has assumed control of the clinical development of XERECEPT throughout the world, our ability to receive these payments largely depends on Celtic. Celtic controls the execution of clinical trials and will direct the final regulatory approval process and commercialization, if the product is approved. If Celtic is unable to successfully develop and market XERECEPT, we may not receive the potential development milestone payments, and the value of our potential future royalty and profit-sharing rights could be greatly diminished.

We face intense competition from other companies.

Our competitors are generally larger biotechnology or pharmaceutical companies, and the National Institute of Neurological Disorders and Stroke, or NINDS, all of which have significantly greater financial resources and experience. In addition, larger companies that compete with us generally have greater manufacturing, marketing, sales, distribution and managerial personnel resources than we do. Many of them also have much more experience than we do in clinical trials of new product candidates and in obtaining FDA and foreign regulatory approvals. Accordingly, we may not be able to develop products that will be as efficacious or as cost-effective as currently-marketed products or those products being developed by our competitors. In addition, others may develop, manufacture and market products that could compete with those that we are developing.

For the treatment of acute ischemic stroke, the only currently approved drug treatment is marketed by Genentech, Inc., a much larger company. Additionally, other large pharmaceutical companies have pursued the development of treatments for ischemic stroke, including AstraZeneca and Forest Laboratories. These companies have significantly more experience in developing new products and substantially greater financial resources. We may also face competition from medical devices that are currently used in the United States for the treatment of acute ischemic stroke.

If we do not continue to attract and retain key employees, our product development efforts and our operations will be impaired.

We depend on a small number of key management and scientific and technical personnel. There is a shortage of skilled personnel in our industry, we face intense competition in our recruiting efforts, and we may not be able to attract or train qualified personnel. In addition, we have recently made various changes in our management. For example, in June 2006, Stephen J. Petti, our former Vice President, Product Development, and Jonathan R. Wolter, our former Vice President, Finance and Chief Financial Officer, resigned as officers and employees for personal reasons. In July 2006, Craig W. Carlson joined our company as Vice President, Finance and Chief Financial Officer, and, in February 2007, Warren W. Wasiewski, M.D. joined as our Vice President, Clinical Programs. More recently, Dr. Lisa U. Carr, M.D., Ph.D., who was our Senior Vice President and Chief Medical Officer, retired in June 2007. Changes in our management team can be disruptive to our business and, if our management team cannot work together effectively, our ability to manage our business will suffer. Further, the loss of any of our key employees, including our President, Chief Executive Officer and Director, Paul E. Freiman; Mr. Carlson; Dr. Wasiewski; David E. Levy, M.D., our Vice President, Clinical Development and Karl G. Trass, our Vice President, Regulatory Affairs & Quality Assurance, could impair our product development efforts and harm our business. Our employment agreements with these individuals provide for “at-will” employment, which means that they may terminate their employment with us at any time.

Clinical trials or marketing of any of our potential products may expose us to liability claims from the use of such products, which our insurance may not cover.

We currently have a limited amount of product liability insurance for our clinical trials, with coverage limits of $5 million per incident and $5 million in the aggregate. It is possible that our current insurance may not be adequate to cover liabilities arising from our clinical trials. Our current product liability insurance does not cover the commercial sales of products and we cannot be sure that we will be able to obtain product liability insurance covering commercial sales if and when they commence or, if such insurance is obtained, that sufficient coverage can be acquired at a reasonable cost. Any inability to obtain insurance at an acceptable cost or otherwise protect against potential product liability claims could prevent or inhibit commercialization of any products we develop.

Acquisitions of new product candidates could result in operating difficulties and harm our results of operations.

We may use a portion of the proceeds from this offering to acquire new product candidates. The process of investigating, acquiring and integrating any business or technology into our business and operations is risky and we may not be able to accurately predict or derive the benefits of any such acquisition. The process of acquiring and integrating any business or technology may create operating difficulties and unexpected expenditures, such as:

•	diversion of our management from the development and commercialization of Viprinex;

•	difficulty in assimilating and efficiently using the acquired assets or personnel; and

•	inability to retain key personnel.

In addition to the factors set forth above, we may encounter other unforeseen problems with acquisitions that we may not be able to overcome. Any future acquisitions may require us to issue shares of our stock or other securities that dilute the ownership interests of our existing stockholders, expend cash, incur debt, assume liabilities, including contingent or unknown liabilities, or incur additional expenses related to write-offs or amortization of intangible assets, any of which could materially adversely affect our operating results and could draw resources away from the development of Viprinex.

Our success will depend, in large part, on our ability to obtain or license patents, protect trade secrets and operate without infringing upon the proprietary rights of others.

The patent position of biotechnology firms generally is highly uncertain because:

•	patents involve complex legal and factual issues that have recently been the subject of much litigation;

•	no consistent policy has emerged from the United States Patent and Trademark Office regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents; and

•	others may independently develop similar products, duplicate any of our potential products, or design around the claims of any of our potential patented products.

In addition, because of the time delay in patent approval and the secrecy afforded United States patent applications, we do not know if other applications, which might have priority over our applications, have been filed. As a result of all of these factors, there can be no assurance that patent applications relating to our potential products or processes will result in patents being issued, or that patents, if issued, will provide protection against competitors who may successfully challenge our patents, obtain patents that may have an adverse effect on our ability to conduct business, or be able to circumvent our patent position. No infringement claims have been brought by third parties, and we are not aware of any basis on which such claims could be made. Any infringement claims brought by a third party, even if these claims were ultimately found to be without merit, would be costly to defend against and would likely interfere with our operations while the claim was pending. If we were unsuccessful in defending against any such claims, it may be necessary for us to license certain additional rights. These licenses may be costly and may not be available on terms we find acceptable, if at all. Accordingly, the unfavorable resolution of any patent infringement claim could adversely affect our operations and prospects.

Accounting for material transactions can be very complex and we have restated financial statements from prior periods as a result of material weaknesses in our internal controls over accounting for highly complex issues and transactions.

Certain transactions that we may engage in are recorded in our financial statements using complex accounting rules. Although we believe that we currently have the necessary expertise and resources to ensure that we properly account for these transactions in accordance with U.S. generally accepted accounting principles, we have previously had deficiencies in our internal controls over accounting for complex transactions. In fiscal 2006, we concluded that we had a material weakness in our internal controls following the restatement of our financial statements for fiscal 2005 and a portion of fiscal 2006. The restatement related to errors in our accounting for acquisition costs assigned to certain intangible assets and in-process research and development acquired in connection with our acquisition of Empire Pharmaceuticals in 2004. Although we have since taken steps designed to remediate this weakness, these corrective actions may not be sufficient to correct the problem and other accounting deficiencies could arise in the future. If our internal controls over financial reporting are deficient, we may not properly account for complex transactions, which could lead to a restatement of our financial statements. A restatement could have a negative impact on our stock price and negatively affect the credibility of our financial reporting in future periods.

The offering may result in a significant reduction in our available net operating loss carryforwards and tax research credits.

At June 30, 2006, we had federal net operating loss carryforwards of $14.9 million and state net operating loss carryforwards of $14.0 million. At that time we also had federal tax research credits of $590,000 and state research and development tax credits of $470,000. Our ability to use these net operating loss carryforwards and tax credits to offset future taxable income will be limited under Section 382 of the Internal Revenue Code if we experience an “ownership change.” This offering may constitute such an ownership change, depending on the number of shares that we sell. If the offering is deemed to be an ownership change, we would not be able to utilize a significant portion of these net operating losses and tax credits to offset future income. Our inability to fully utilize our net operating loss carryforwards and tax credits could have a negative impact on our tax assets, financial position and results of operations.

Risks Related to Our Common Stock

We must meet the ongoing requirements of NASDAQ to maintain the listing of our common stock on The NASDAQ Capital Market.

Our common stock is listed on The NASDAQ Capital Market. The listing standards of The NASDAQ Capital Market provide that a company may be delisted if the bid price of its stock drops below $1.00 for a period of 30 consecutive business days. Additionally, issuers must maintain either (i) stockholders’ equity of at least $2.5 million, (ii) total market value of listed securities of at least $35 million or (iii) net income from continuing operations of at least $500,000 in the latest fiscal year or in two of the last three fiscal years. As of the end of fiscal 2007, we were not in compliance with either the $2.5 million stockholders’ equity requirement or the net income requirement, and the total market value of our listed securities was near the $35 million threshold. If we fail to comply with the listing standards applicable to issuers listed on The NASDAQ Capital Market, our common stock may be delisted from The NASDAQ Capital Market. The delisting of our common stock would significantly affect the ability of investors to trade our securities and would significantly negatively affect the value and liquidity of our common stock. In addition, the delisting of our common stock could materially adversely affect our ability to raise capital on terms acceptable to us or at all. Delisting from The NASDAQ Capital Market could also result in other negative implications, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest and fewer business development opportunities.

The market price of our common stock has been, and is likely to continue to be, highly volatile.

The average daily trading volume of our common stock has historically been low, even when compared to that of other biopharmaceutical companies. Because of our relatively low trading volume, our stock price can be highly volatile. Any large sales could have a negative effect on our price and its volatility. In addition, the issuance of a large number of shares in this offering could increase the volatility of our stock and depress our stock price. Additional factors that may affect the volatility of our stock price include:

•	announcements of the results of pre-clinical studies and clinical trials by us, Celtic or our competitors;

•	other evidence of the safety or efficacy of our products, or those of Celtic, Merz or its marketing partners, or our competitors;

•	the termination of our strategic research and marketing cooperation agreement with Merz and CMCC or our collaboration and services agreement with Celtic;

•	announcements of technological innovations or new therapeutic products by us or our competitors;

•	developments in patent or other proprietary rights of us or our competitors, including litigation;

•	fluctuations in our operating results;

•	government regulation and health care legislation; and

•	market conditions for life science companies’ stocks in general.

Additionally, we are currently seeking stockholder approval of a reverse stock split. If the reverse split is approved and implemented, we may have even greater volatility as there can be no assurance that the post-split price will be the equivalent value of the pre-split price. Reverse stock splits often result in a loss of overall value for stockholders and there may be such a loss in value with our proposed reverse splits.

We have broad discretion in the use of the net proceeds from this offering.

We intend to use the net proceeds of this offering primarily for clinical development of Viprinex, as well as for research and development, working capital, capital expenditures and general corporate purposes. However, we cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds.” Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as dilution. Investors purchasing common stock in this offering will, therefore, incur immediate dilution. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants. In addition, if we raise funds by issuing additional securities, the newly issued shares will further dilute your percentage ownership.

Our certificate of incorporation, our bylaws, Delaware law and our stockholder rights plan contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of Delaware law, our certificate of incorporation, our bylaws and our stockholder rights plan may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our Board of Directors. These provisions include:

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders; and

•	providing for dilutive issuance of preferred stock, commonly referred to as a “poison pill,” which can be triggered after a person or a group acquires 15% or more of our common stock.

In addition, Section 203 of Delaware General Corporation Law may discourage, delay or prevent a change in control of our company by prohibiting stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us, unless certain approvals are obtained.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” “will,” or “may,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus may include statements about:

•	our ability to complete, and the timing of, clinical trials for Viprinex;

•	the completion, announcement and success of any other clinical trials that we commence and the progress of those trials;

•	our receipt of regulatory approvals;

•	our ability to maintain and establish intellectual property rights in our product candidates;

•	whether any product candidate we commercialize is safer or more effective than other marketed products, treatments or therapies;

•	our development activities, including development of Viprinex, and projected expenditures;

•	our ability to have manufactured sufficient supplies of active pharmaceutical ingredient and drug product for clinical testing and commercialization;

•	our ability to obtain licenses to any necessary third-party intellectual property;

•	our ability to retain and hire necessary employees and appropriately staff our development programs;

•	our use of the proceeds from this offering;

•	our cash needs; and

•	our financial performance.

There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of              shares of common stock in this offering will be approximately $             million, based on an assumed offering price of $             per share, and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. If the underwriters exercise their over-allotment option, we estimate that we will receive additional net proceeds of approximately $             million. We expect to use the net proceeds primarily to fund the ongoing clinical development of Viprinex, research and development, working capital, capital expenditures and general corporate purposes.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the pace of enrollment in our clinical trials, the timing and success of our ongoing clinical trials and any clinical trials we may commence in the future, the timing of regulatory submissions, status of our research and development programs, the amount of proceeds actually raised in this offering and the amount of cash generated by our operations, if any. We will retain broad discretion over the use of proceeds and may use a portion of the net proceeds to acquire or invest in new product candidates. Although we currently have no specific agreements, commitments or understandings with respect to any acquisition, we evaluate acquisition opportunities and engage in related discussions with other companies from time to time.

Pending use of the net proceeds as described above, we intend to invest the net proceeds of the offering in U.S. government and investment grade securities, consistent with the investment guidelines approved by our Board of Directors.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on The NASDAQ Capital Market under the symbol “NTII.” The following table lists quarterly information on the price range of our common stock based on the high and low reported intraday sale prices for our common stock as reported by The NASDAQ Capital Market for the periods indicated below. These prices do not include retail markups, markdowns or commissions.

	Prices
Period	Low	High
Fiscal 2006
First Quarter	$2.95	$4.05
Second Quarter	3.31	4.19
Third Quarter	3.51	4.20
Fourth Quarter	2.25	3.85

Fiscal 2007
First Quarter	$2.21	$3.20
Second Quarter	1.99	3.22
Third Quarter	2.06	2.85
Fourth Quarter	1.42	2.24

Fiscal 2008
First Quarter (through August 10, 2007)	$1.21	$1.80

The last reported sale price for our common stock on The NASDAQ Capital Market was $1.32 per share on August 10, 2007. We estimate that there were approximately 209 registered holders of our common stock as of that date.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments and other factors our Board of Directors deems relevant.

CAPITALIZATION

The following table describes our cash, cash equivalents and investments and capitalization as of March 31, 2007:

•	on an actual basis;

•	on a pro forma basis to give effect to our April 2007 registered offering with net proceeds of $6.5 million, in which we issued 3,043,478 shares of common stock; and

•

on a pro forma as adjusted basis to give effect to the sale of              shares of common stock by us in this offering at an assumed offering price of $              per share, after deducting estimated underwriting discounts and commissions and estimated offering costs to be paid by us.

You should read this table in conjunction with the information under the captions “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, included elsewhere in this prospectus.

	As of March 31, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited; in thousands)
Cash, cash equivalents and investments	$5,562	$12,062	$

Convertible Series A Preferred Stock, $.001 par value, 5,000,000 shares authorized, 2,332,000 issued in series, 494,000 shares outstanding (aggregate liquidation preference of $247,000)	$247	$247	$
Common stock, $.001 par value, 50,000,000 shares authorized and 29,775,581, 32,819,059 and shares outstanding actual, pro forma and pro forma as adjusted, respectively	30	33
Additional paid-in capital	84,397	90,894
Accumulated deficit	(105,084)	(105,084)
Accumulated other comprehensive loss	(3)	(3)

Total stockholders’ equity (deficit)	(20,413)	(13,913)	$

Total capitalization	$(20,413)	$(13,913)	$

The outstanding share information in the table above excludes:

•	582,000 shares of common stock issuable upon the exercise of outstanding warrants as of March 31, 2007 with a weighted average exercise price of $6.73 per share;

•	2,961,014 shares of common stock issuable upon the exercise of outstanding options as of March 31, 2007 with a weighted average exercise price of $3.12 per share;

•	776,763 shares of common stock available for issuance as of March 31, 2007 under our 2003 Equity Incentive Plan and 2003 Employee Stock Purchase Plan;

•	494,000 shares of common stock issuable upon conversion of our outstanding Series A Preferred Stock; and

•

3,043,478 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $2.40 per share, which were issued as part of the registered offering completed in April 2007.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth certain financial data with respect to our business. The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto contained elsewhere in this prospectus. The statement of operations data for the years ended June 30, 2004, 2005 and 2006 and the balance sheet data as of June 30, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the years ended June 30, 2002 and 2003 and the balance sheet data as of June 30, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements not included in this prospectus. The statement of operations data for the nine months ended March 31, 2006 and March 31, 2007 and the balance sheet data as of March 31, 2007 are derived from our interim unaudited condensed consolidated financial statements included elsewhere in this prospectus.

	Years Ended June 30,					Nine Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Total revenue	$—	$1,980	$2,786	$3,100	$12,339	$8,017	$13,679
Expenses:
Research and development	2,013	2,317	2,098	10,749	22,808	14,865	19,230
Acquired in-process research and development	—	—	—	12,650	11,501	11,501	—
General and administrative	2,637	2,493	3,101	4,927	5,968	4,744	4,745

Total expenses	4,650	4,810	5,199	28,326	40,277	31,110	23,975

Operating loss	(4,650)	(2,830)	(2,413)	(25,226)	(27,938)	(23,093)	(10,296)
Investment income, net	342	144	128	249	399	228	353
Other non-cash income	—	—	477	—	—	—	—

Loss before income tax	(4,308)	(2,686)	(1,808)	(24,977)	(27,539)	(22,865)	(9,943)
Income tax provision (benefit)	(42)	—	—	—	300	130	—

Net loss	$(4,266)	$(2,686)	$(1,808)	$(24,977)	$(27,839)	$(22,995)	$(9,943)

Basic and diluted net loss per share	$(0.24)	$(0.15)	$(0.09)	$(0.94)	$(0.98)	$(0.83)	$(0.34)

Weighted average shares of common stock outstanding—basic and diluted	17,570	18,016	20,679	26,530	28,490	27,585	29,593

	As of June 30,						As of March 31, 2007
	2002	2003	2004	2005	2006
							(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	$7,259	$4,402	$20,734	$8,506	$15,248		$5,562
Working capital	6,607	4,238	20,446	5,290	12,055		(942)
Total assets	7,665	4,813	21,384	9,815	22,499		8,434
Total current liabilities	1,052	566	661	3,816	9,609		8,680
Accumulated deficit	(37,830)	(40,517)	(42,325)	(67,302)	(95,141)		(105,084)
Stockholders’ equity (deficit)	6,613	4,248	20,723	5,999	(11,402)		(20,413)

Selected Quarterly Financial Information

The following table sets forth our unaudited quarterly statement of operations data for fiscal 2005 and 2006 and the nine months ended March 31, 2007. You should read the following tables in conjunction with our financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for the full fiscal year or any other future period.

Quarterly Periods in the Nine Months Ended June 30, 2007

	September 30, 2006	December 31, 2007	March 31, 2007
	(in thousands, except per share data) (unaudited)
Total revenue	$4,781	$4,020	$4,878
Research and development expense	(5,858)	(5,681)	(7,690)
General and administrative expense	(1,494)	(1,566)	(1,686)
Investment income	154	116	84

Net loss	$(2,418)	$(3,110)	$(4,414)

Basic and diluted net loss per share	$(0.08)	$(0.11)	$(0.15)

Shares used in basic and diluted net loss per share calculation	29,558	29,559	29,664

Quarterly Periods in the Year Ended June 30, 2006

	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006
	(in thousands, except per share data) (unaudited)
Total revenue	$1,052	$2,359	$4,605	$4,323
Research and development expense	(3,402)	(4,647)	(6,815)	(7,944)
Acquired in-process research and development	—	(11,501)	—	—
General and administrative expense	(1,800)	(1,550)	(1,393)	(1,225)
Investment income	17	71	140	171
Provision for income taxes	—	(130)	—	(170)

Net loss	$(4,133)	$(15,398)	$(3,463)	$(4,845)

Basic and diluted net loss per share	$(0.15)	$(0.55)	$(0.12)	$(0.16)

Shares used in basic and diluted net loss per share calculation	27,078	28,094	29,491	29,546

Quarterly Periods in the Year Ended June 30, 2005

	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005
	(in thousands, except per share data) (unaudited)
Total revenue	$517	$694	$765	$1,124
Research and development expense	(1,002)	(2,075)	(2,941)	(4,731)
Acquired in-process research and development	(12,650)	—	—	—
General and administrative expense	(931)	(1,090)	(1,200)	(1,706)
Investment income (loss)	77	(10)	109	73

Net loss	$(13,989)	$(2,481)	$(3,267)	$(5,240)

Basic and diluted net loss per share	$(0.56)	$(0.09)	$(0.12)	$(0.19)

Shares used in basic and diluted net loss per share calculation	25,170	26,847	27,054	27,065

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus. Our actual results and the timing of selected events discussed below could differ materially from those expressed in, or implied by, these forward-looking statements.

Overview

We are a specialty biopharmaceutical company with expertise in identifying and acquiring promising drug candidates and in designing and managing late-stage clinical trials for central nervous system conditions. Below is an overview of the material developments and trends that affected our results of operations and financial condition for the periods presented.

Viprinex development activity. Following our acquisition of Empire Pharmaceuticals in July 2004, we established facilities and operations in New Jersey, where the Empire development team had been located, and we commenced planning for two Phase 3 clinical trials designed to enable us to seek regulatory approval for Viprinex. Commencing in early 2005, we contracted to procure a clinical supply of Viprinex and, in addition to our clinical management team and clinical research assistants, or CRAs, engaged clinical research organizations, or CROs, to oversee our trials. We enrolled our first patient in the first trial near the end of 2005 and have expanded the clinical trials since that time with the enrollment of additional sites and countries to enhance trial enrollment.

These activities resulted in a significant increase in our research and development expenses since fiscal 2005, during which time we have spent approximately $23 million on the development of Viprinex. We expect to complete enrollment in both ASP trials by the end of the first quarter of 2009. If these trials are successful, we expect to be able to file for regulatory approval by the end of the first quarter of 2010. We expect that our development expenses will continue to increase as the number of patients in our Phase 3 trials increases. This means that we will continue to operate at a loss for the foreseeable future and will need significant additional capital to fund our operations to a point when we can operate profitably.

XERECEPT sale. In November 2005, we sold our rights to XERECEPT to two subsidiaries of Celtic Pharma Holdings, L.P. for approximately $33 million in upfront payments. We may receive up to an additional $15 million in contingent payments if Celtic achieves certain development milestones for XERECEPT and we will be entitled to revenue-sharing and royalty payments if XERECEPT receives regulatory approval and is sold commercially. The principal purpose of the XERECEPT sale was to focus our operations and limited capital resources on developing our core asset, Viprinex. Through the sale of XERECEPT, we have been able to finance a portion of our operations while retaining a financial interest in the drug and have maintained much of our existing personnel and infrastructure as we provide clinical trial support services to Celtic on a fee-for-services basis. We expect that Celtic will transition much of this support work to third party vendors in fiscal 2008. Any reduction in the scope of our services to Celtic will result in a decrease in our expected expenses and revenues under our arrangement with Celtic.

Memantine revenue. Since the commercial launch of Ebixa by Merz and Namenda by Forest, our royalties from memantine sales have grown considerably. In April and July 2007, we received quarterly royalty payments of $1.9 million and $2.0 million, respectively. This compares to royalty payments of $1.4 million and $1.6 million for the same periods in the prior year. Although we are not provided with sales estimates from Merz, Forest or any other Merz marketing partner, we expect that memantine sales will remain at or increase from these recent levels. However, we are continuing discussions with Merz and

CMCC regarding our license and collaboration agreement and it is possible that this agreement could be amended or even cancelled. As a result, we cannot be certain that our royalty payments will continue in future periods.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates based on historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We consider our accounting policies related to revenue recognition, research and development expenses and stock-based compensation to be critical.

Revenue recognition

Revenues are recorded according to the terms of formal agreements to which we are a party, when our performance requirements have been fulfilled, the fee is fixed and determinable and when collection of the fee is probable or reasonably assured. Revenues related to license fees with non-cancelable, non-refundable terms and no future performance obligations are recognized when collection is assured. Revenues associated with milestone payments, pursuant to the non-cancelable and non-refundable terms of agreements to which we are a party, are recognized when we have fulfilled development milestones and when collection of the fee is assured. Revenues resulting from royalty fees earned from the sale of the product are based upon the sales reported by our licensees and determined in accordance with the specific terms of the license agreements. We record royalty revenue when payments are received because we are unable to estimate and accrue royalty revenue due to the limited sales history of the product. We have made no material adjustments to date for revenue recorded from royalty fees. Revenues received as a reimbursement of direct expenses incurred for performing services to administer clinical trials are recorded in the period during which the expenses are incurred.

We recognize revenue in accordance with Emerging Issues Task Force (“EITF”) Issue 00-21, “ Revenue Arrangements with Multiple Deliverables “ and the Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) 104. Revenue arrangements with multiple components are divided into separate units of accounting if certain criteria are met, including whether the delivered component has stand-alone value to the customer, and whether there is objective reliable evidence of fair value of the undelivered items. Consideration received is allocated among the separate units of accounting based on their relative fair values, and the applicable revenue recognition criteria are identified and applied to each of the units.

Technology sale and collaboration services revenues represent fees received from Celtic under an asset purchase agreement and a collaboration and services agreement related to the sale of our worldwide rights and assets related to XERECEPT in November 2005. In accordance with EITF Issue 00-21, the asset sale, together with the related clinical development services we provide, is treated as one unit of accounting because we are unable to determine the fair value of the future services to be provided by us under the collaboration and services agreement. Accordingly, we are recording the total up-front revenue of $33 million from the sale of technology ratably over the six-year term of the collaboration and services agreement, which began November 29, 2005. Costs of collaboration services provided by us are billed to Celtic generally based on actual internal and external expenses incurred to administer the clinical trials of

XERECEPT on a monthly basis and recognized as revenue combined with the amount of revenue from the sale of technology. Costs of development services paid and related expenses are recognized as incurred. Potential future milestone payments and royalty-sharing payments will be recognized as earned, provided that payment is reasonably assured.

Research and development expenses

Our research and development expenses include certain expenses that are incurred over multiple reporting periods, such as fees for contractors and consultants, patient treatment costs related to clinical trials and related clinical manufacturing costs, and license fees for use of third-party intellectual property rights. Management assesses how much of these multi-period costs should be charged to research and development expense in each reporting period by assessing the level and related costs of the services provided during each reporting period. In determining whether clinical trial activities performed by third parties should be recognized in a specific reporting period, management considers:

•	estimates of the percentage of work completed through the applicable reporting period in accordance with agreements established with the third-party service providers; and

•

estimates of the percentage of work completed through the applicable reporting period in accordance with discussions with internal clinical and preclinical personnel and independent service providers as to the progress or stage of completion of trials or services and the agreed upon fee to be paid for such services.

The assessment of the percentage of work completed that determines the amount of research and development expense that should be recognized in a given period requires significant judgment and could have a material impact on our balance sheet and results of operations. Management applies judgment and bases its estimates with the benefit of historical experience with the development of similar drugs and with third-party contracts structured with similar performance and payment terms. While our historic estimates have been materially accurate, we recognize that estimates of expense incurred during current and future periods are determined greatly by patient enrollment levels and related activities, which may vary from historic patterns. We monitor service providers’ activities to the extent possible in order to assess current enrollment levels and related activities; however, if we under- or overestimate activity levels associated with various studies at a given point in time, we could materially under- or overestimate research and development expenses in future periods.

Stock-based compensation

Effective July 1, 2005, we adopted the requirements of SFAS 123(R) utilizing the Modified-Prospective Transition method, by which we have recognized the cost of stock-based payments based on their grant-date fair value from the beginning of the fiscal period in which the provisions of SFAS 123(R) were first adopted. Measuring and assigning of compensation cost for stock-based grants made prior to, but not vested as of, the date of adopting SFAS 123(R) have been based upon the same estimate of grant-date fair value previously disclosed under SFAS 123 in a pro forma manner. The total amount of stock-based compensation expense recognized during the quarter ended March 31, 2007 was $221,000. The total amount of stock-based compensation expense recognized during the quarter ended March 31, 2006 was $197,000. As of March 31, 2007, we had $1,921,000 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements, which is expected to be recognized over the next four years.

Under SFAS 123(R), the fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. Under that method, assumptions are made with respect to the expected lives of the options granted, the expected volatility of our stock, dividend yield percentage and the risk-free interest rate at the date of grant. In addition, under SFAS No. 123(R), we recognize and report stock-based compensation expense, net of forfeitures, that we expect will occur over the vesting period, which we estimate on the basis of historical forfeiture experience or other factors that could affect future forfeitures.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109,” or FIN No. 48, which clarifies the accounting for uncertainty in tax positions. FIN No. 48 requires a company to recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 are effective for our fiscal year beginning July 1, 2007, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN No. 48 on our financial statements, but we believe that FIN No. 48 will not have a material impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. SFAS No. 157 does not expand or require any new fair value measures. The provisions of SFAS No. 157 are to be applied prospectively and are effective for our fiscal year beginning July 1, 2008. We are currently evaluating what effect, if any, the adoption of SFAS No. 157 will have on our consolidated results of operations and financial position.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits the measurement of many financial instruments and certain other items at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. The objective of SFAS No. 159 is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. It is intended to expand the use of fair value measurement. SFAS No. 159 is effective for fiscal year beginning July 1, 2008. We are currently evaluating what effect, if any, the adoption of SFAS No. 159 will have on our consolidated results of operations and financial position.

In June 2007, the FASB ratified EITF 07-03, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities,” which requires nonrefundable advance payments for future research and development activities to be capitalized and recognized as an expense as the goods are delivered or services are performed. The effects of applying this Issue will be reported as a change in accounting principle through a cumulative-effect adjustment to retained earnings in the statement of financial position as of the beginning of the year of adoption. EITF 07-03 will be effective for our fiscal year beginning July 1, 2008. We are currently evaluating the effect, if any, that the adoption of EITF 07-03 will have on our financial position and results of operations.

Results of Operations for Three and Nine Months Ended March 31, 2006 and 2007 (unaudited)

Revenues

	Three Months Ended March 31,		Variance From Period in Prior Year	Nine Months Ended March 31,		Variance From Period in Prior Year
	2007	2006	2007/2006	2007	2006	2007/2006
Royalty Revenue	$1,708,000	$1,366,000	$342,000	$4,952,000	$3,687,000	$1,265,000
XERECEPT Sale	1,375,000	1,375,000	—	4,125,000	1,833,000	2,292,000
Collaboration Services	1,795,000	1,864,000	(69,000)	4,602,000	2,497,000	2,105,000

Total	$4,878,000	$4,605,000	$273,000	$13,679,000	$8,017,000	$5,662,000

Revenues of $4,878,000 in the three months ended March 31, 2007 increased by $273,000 over revenues of $4,605,000 in the same period of fiscal 2006. Our fiscal 2007 revenues consisted of our recognition of $1,375,000 from the sale of our rights and interests in XERECEPT to Celtic, $1,795,000 from the reimbursement of the direct expenses incurred for services provided to Celtic for administering the Phase 3 clinical trials for XERECEPT in the United States, and $1,708,000 from royalty fees from the commercial sales of memantine by our marketing partners in the United States and certain European countries. Our revenues for the same period in fiscal 2006 consisted of our recognition of $1,375,000 from the sale of our rights and interests in XERECEPT to Celtic, $1,864,000 from the reimbursement of the direct expenses incurred for services provided to Celtic for administering the Phase 3 clinical trials for XERECEPT in the United States, and $1,366,000 from royalty fees from the commercial sales of memantine by our marketing partners in the United States and certain European countries.

Revenues of $13,679,000 in the nine months ended March 31, 2007 increased by $5,662,000 over revenues of $8,017,000 in the same period of fiscal 2006. Our fiscal 2007 revenues consisted of our recognition of $4,125,000 from the sale of our rights and interests in XERECEPT, $4,602,000 for the reimbursement of the direct expenses we incurred to administer the Phase 3 clinical trials for XERECEPT in the United States, and royalty fees of $4,952,000 from the commercial sales of memantine by our marketing partners in the United States and certain European countries. Our revenues for the same period in fiscal 2006 consisted of our recognition of $1,833,000 from the sale of our rights and interests in XERECEPT, $2,497,000 for the reimbursement of the direct expenses we incurred to administer the Phase 3 clinical trials for XERECEPT in the United States and royalty fees of $3,687,000 from the commercial sales of memantine by our marketing partners in the United States and certain European countries, and.

We expect to record revenues from the sale of our worldwide rights and assets related to XERECEPT in the approximate amount of $1,375,000 quarterly, or $5,500,000 annually, through November 2011, the period through which we are required to provide services to Celtic under a related collaboration and services agreement. During the quarter ended March 31, 2007, we recorded reimbursement revenue of $1,795,000 for administering the clinical trials of XERECEPT in the United States. We anticipate that the expense reimbursement we receive will vary in future periods and that over the next several quarters, expenses are likely to be lower due to Celtic’s assuming direct payments for certain expenses incurred in the clinical trials.

Royalty revenues result from sales of memantine by Merz and its marketing partners, who do not make anticipated future sales volumes available to us. Subsequent to the end of the March 31, 2007 quarter, we received quarterly royalty payments in April and July 2007 of $1.9 million and $2.0 million, respectively. Because we do not have data for anticipated future sales volume, and because of the limited history of memantine sales, we are currently unable to estimate the amounts of future royalty revenues.

Research and Development Expenses

	Three Months Ended March 31,		Variance From Period in Prior Year	Nine Months Ended March 31,		Variance From Period in Prior Year
	2007	2006	2007/2006	2007	2006	2007/2006
Viprinex	$5,880,000	$4,855,000	$1,025,000	$14,459,000	$9,713,000	$4,746,000
XERECEPT	1,810,000	1,960,000	(150,000)	4,771,000	5,152,000	(381,000)

Total	$7,690,000	$6,815,000	$875,000	$19,230,000	$14,865,000	$4,365,000

Research and development expenses of $7,690,000 in the three months ended March 31, 2007 increased by $875,000 compared to expenses of $6,815,000 in the same period of fiscal 2006. The increase in research and development expenses of $875,000 resulted from an additional $1,025,000 of expenses incurred for the Phase 3 clinical trials of Viprinex, and a decrease of $150,000 of expenses for the continuing Phase 3 clinical trials for XERECEPT. The increase of $1,025,000 for Viprinex consisted primarily of approximately $346,000 paid to clinical research organization and consultants assisting with the trials, as well as an increase of $314,000 in additional compensation expenses. The decrease of approximately $150,000 for XERECEPT consisted primarily of a decrease of approximately $281,000 for manufacturing of clinical drug materials offset by an increase of approximately $155,000 paid to the clinical research organization and consultants assisting with the clinical trials.

Research and development expenses of $19,230,000 in the nine months ended March 31, 2007 increased by $4,365,000 compared to expenses of $14,865,000 in the same period of fiscal 2006. The increase in research and development expenses of $4,365,000 resulted from an additional $4,746,000 of expenses incurred for the Phase 3 clinical trials of Viprinex, and a decrease of $381,000 of expenses for the continuing Phase 3 clinical trials for XERECEPT. The increase of $4,746,000 in expenses incurred for Viprinex consisted primarily of approximately $2,070,000 paid to the clinical research organization and consultants assisting with the trials, $1,636,000 for manufacturing of clinical drug materials and compensation and expense for stock options in the total amount of $380,000 reflecting a larger staff level to administer the trials. The decrease of $381,000 of expenses incurred for XERECEPT consisted primarily of a decrease of approximately $618,000 for manufacturing of clinical drug materials and $239,000 in legal fees, partially offset by an increase of $223,000 paid to the clinical research organization and consultants assisting with the clinical trials, and $306,000 for compensation and stock option expense for increased level of staff assisting with the clinical trials.

During the three months ended March 31, 2007, we recorded reimbursement revenue of $1,795,000, for administering the continuing Phase 3 clinical trials of XERECEPT in the United States. We anticipate that the expense reimbursement we receive will vary in future periods and that over the next several quarters expenses are likely to decrease due to Celtic assuming direct payments for certain expenses incurred in the clinical trials. We anticipate that the research and development expenses for Viprinex will increase in future periods as we enroll more patients in the clinical trials in the United States and other countries.

Acquired In-Process Research and Development

Three Months Ended March 31,		Decrease From Period in Prior Year	Nine Months Ended March 31,		Decrease From Period in Prior Year
2007	2006	2007/2006	2007	2006	2007/2006
$ —	$—	$—	$ —	$11,501,000	$11,501,000

We acquired Empire, a development stage company, in July 2004 in order to secure the worldwide rights to Viprinex, a late-stage reperfusion therapy for use in the treatment of ischemic stroke. The terms of the purchase agreement provided for initial and contingent payments, requiring us to pay one-half of the purchase price upon closing and one-half of the purchase price if and when pivotal Phase 3 clinical trials for Viprinex commenced. In November 2005, we initiated Phase 3 trials for Viprinex, which required us to make a contingent payment to the selling stockholders of Empire. This payment of $11,501,000 was made in December 2005 and consisted of an additional 2,375,170 shares of common stock valued at $9,501,000 and cash of $2,000,000 and was assigned to the assets acquired based on their relative fair values. During the identification and valuation process related to the acquisition, we determined that the acquired in-process research and development related to Viprinex had a fair value of $11,501,000, associated with the contingent payment. Accordingly, the acquired in-process research and development was charged to expense in December 2005.

General and Administrative Expenses

Three Months Ended March 31,		Increase From Period in Prior Year	Nine Months Ended March 31,		Increase From Period in Prior Year
2007	2006	2007/2006	2007	2006	2007/2006
$ 1,686,000	$1,393,000	$293,000	$ 4,745,000	$4,744,000	$1,000

General and administrative expenses, which include operations of our corporate operations in California and administrative operations for our office in New Jersey, were $1,686,000 for the three months ended March 31, 2007, an increase of $293,000 compared to expenses of $1,393,000 for the same period in fiscal 2006. The increase consisted primarily of approximately $176,000 of compensation expense for administrative staff and additional professional fees of $107,000.

General and administrative expenses of $4,745, 000 for the nine months ended March 31, 2007 increased by $1,000 compared to expenses of $4,744,000 for the same period in fiscal 2006.

We anticipate that general and administrative expenses will increase modestly in the foreseeable future.

Investment Income

Three Months Ended March 31,		(Decrease) From Period in Prior Year	Nine Months Ended March 31,		Increase From Period in Prior Year
2007	2006	2007/2006	2007	2006	2007/2006
$ 84,000	$ 140,000	$ (56,000)	$ 353,000	$ 228,000	$ 125,000

Investment income of $84,000 in the three months ended March 31, 2007 decreased from the same period in fiscal 2006, resulting primarily from a decrease in interest earned on investments due to reductions in the balance of investments. Investment income of $353,000 for the nine months ended March 31, 2007 increased over the same period in the prior year due to higher market interest rates during the current year.

Results of Operations for Years Ended June 30, 2004, 2005 and 2006

Revenues

Years Ended June 30,			Increase From Prior Year
2006	2005	2004	2006/2005	2005/2004
$ 12,339,000	$ 3,100,000	$ 2,786,000	$ 9,239,000	$ 314,000

Revenues of $12,339,000 in the fiscal year ended June 30, 2006 increased by $9,239,000 over revenues of $3,100,000 in fiscal 2005. Our fiscal 2006 revenues consisted of $5,063,000 of royalty fees earned from the commercial sales of memantine by Merz and its marketing partners in the United States and certain European countries, $3,208,000 from the sale of our worldwide rights and assets related to XERECEPT to two subsidiaries of Celtic, and $4,067,000 from the reimbursement of the direct expenses incurred for services provided to Celtic for administering the Phase 3 clinical trials for XERECEPT in the United States. Our fiscal 2005 revenues consisted entirely of royalty fees earned from the sale of memantine in the United States and certain European countries by Merz and its marketing partners.

Revenues of $3,100,000 in the year ended June 30, 2005 increased by $314,000 over revenues of $2,786,000 in fiscal 2004, and consisted entirely of royalty fees earned from the sale of memantine in the United States and certain European countries by Merz and its marketing partners.

Research and Development Expenses

Years Ended June 30,			Increase From Prior Year
2006	2005	2004	2006/2005	2005/2004
$ 22,808,000	$ 10,749,000	$ 2,098,000	$ 12,059,000	$ 8,651,000

Research and development expenses of $22,808,000 in the fiscal year ended June 30, 2006 increased by $12,059,000 compared to expenses of $10,749,000 in fiscal 2005. The increase of $12,059,000 included $9,181,000 of incremental expenses incurred to prepare for two Phase 3 clinical trials for Viprinex, which commenced enrollment in November 2005 and March 2006, respectively, and $2,878,000 of incremental expenses for the continuing Phase 3 clinical trials for XERECEPT, which were initiated in April 2004 and in February 2006, respectively. The $9,181,000 increase in research and development expenses incurred for Viprinex resulted primarily from approximately $6,750,000 in clinical, statistical and consulting expenses; approximately $1,205,000 of compensation and related benefit expenses, including approximately $152,000 of stock-based compensation expense for stock options granted to employees; approximately $42,000 for depreciation of clinical material production equipment; and approximately $238,000 of incremental travel expenses, partially offset by a reduction of $667,000 related to the manufacture of Viprinex clinical materials. The $2,878,000 increase of research and development expenses for XERECEPT resulted primarily from approximately $738,000 in clinical and regulatory consulting fees; approximately $736,000 for the manufacture of XERECEPT clinical materials and approximately $832,000 in compensation and related benefit expense for an increased level of personnel dedicated to the XERECEPT program, including approximately $188,000 in stock-based compensation expense for stock options granted to employees, and approximately $250,000 in increased legal fees.

Research and development expenses of $10,749,000 in the fiscal year ended June 30, 2005, increased by $8,651,000 compared to expenses of $2,098,000 in fiscal 2004. The increase of $8,651,000 included $6,780,000 of expenses incurred to prepare for Phase 3 clinical trials for Viprinex and $1,871,000 of expenses for the continuing Phase 3 clinical trials for XERECEPT. The $6,780,000 of research and development expenses incurred for Viprinex consist primarily of $3,750,000 in expenses for the manufacture of Viprinex clinical materials; approximately $1,437,000 in clinical, statistical and manufacturing consulting expenses; approximately $902,000 of compensation and related benefit expenses; approximately $192,000 in increased travel expenses; approximately $51,000 in depreciation of clinical material production equipment utilized in the development of Viprinex; and approximately $237,000 of commercial insurance expense for the Viprinex development program. The increase of $1,871,000 in research and development expenses for XERECEPT results primarily from approximately $931,000 of clinical consulting fees; approximately $740,000 for the manufacture of XERECEPT clinical materials; approximately $170,000 in compensation and related benefit expense for an increased level of personnel dedicated to the XERECEPT program; and approximately $111,000 in commercial insurance expense.

All future expenses for the development and commercialization of memantine will be borne by Merz and its marketing partner, Forest and Lundbeck. We have incurred approximately $22.8 million of expenses for the development of Viprinex for the period from July 14, 2004, the date at which we purchased Empire, through June 30, 2006 for research and development related to Viprinex; these estimated expenditures do not include the expenses of $12,650,000 in fiscal 2005 and $11,501,000 in fiscal 2006 for acquired in-process research and development. We estimate that the future cost of manufacturing (including completion of the snake farm, process development, validation runs to produce commercial batches and product production for clinical trials), completion of the two Phase 3 clinical trials, quality control activities, regulatory activities, and other pre-commercial expenses for Viprinex will exceed $60 million. However, these estimates are subject to the uncertainties inherent in conducting clinical trials and seeking regulatory approval for product candidates. Under a collaboration and services agreement entered into in November 2005 with one of the Celtic subsidiaries, we continue to administer the clinical trials for XERECEPT, in exchange for reimbursement of expenses incurred by us.

Research and development expenditures are charged to operations as incurred. Research and development expenses, including direct and allocated expenses, consist of independent research and development expenses and expenses associated with sponsored research and development.

Material cash inflows resulting from the successful completion and commercialization of our current research and development projects are estimable and realizable only when clinical trials are successfully completed and the drugs are approved by the FDA. Because of the uncertainty relating to the clinical trials and receipt of regulatory approval by the FDA, we cannot estimate the amount or timing of receipt for significant cash inflows resulting from the potential successful commercialization of our research and development projects.

Acquired In-Process Research and Development

Years Ended June 30,			(Decrease)/Increase From Prior Year
2006	2005	2004	2006/2005	2005/2004
$ 11,501,000	$12,650,000	—	$(1,149,000)	$12,650,000

We acquired Empire, a development stage company, in July 2004 in order to secure the worldwide rights to Viprinex, a late-stage reperfusion therapy for use in the treatment of ischemic stroke. The terms of the purchase agreement provided for initial and contingent payments, requiring us to pay one-half of the purchase price upon closing and one-half of the purchase price if and when pivotal Phase 3 clinical trials for Viprinex commenced. The acquisition of Empire was recorded as a purchase of assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” and, accordingly, the purchase price was allocated to tangible assets and acquired in-process research and development based on their relative fair values. At the date of acquisition in July 2004, the initial payment to Empire of $11,453,000 consisting of common stock valued at $9,453,000 and cash of $2,000,000, and acquisition related expenses of $1,216,000, were assigned to the assets acquired based on their relative fair values. In November 2005, we initiated Phase 3 trials for Viprinex, which required us to make a contingent payment to the selling stockholders of Empire. This payment of $11,501,000 was made in December 2005 and consisted of an additional 2,375,170 shares of common stock valued at $9,501,000 and cash of $2,000,000, and was assigned to the assets acquired based on their relative fair values. During the identification and valuation process related to the acquisition, we determined that the acquired in-process research and development related to Viprinex had a fair value of $12,650,000 associated with the initial payment made in July 2004 and $11,501,000 associated with the contingent payment in December 2005. At the date of the purchase and payment of the contingent amount, Viprinex had not received regulatory approval to be marketed and the in-process research and development had no alternative future uses, in accordance with the criteria described in the Practice Aid titled “Assets Acquired in a Business Combination to be Used in Research and Development Activities,” published by the American Institute of Certified Public Accountants. Accordingly, the acquired in-process research and development was charged to expense at the time the initial and contingent payments were made.

General and Administrative Expenses

Years Ended June 30,			Increase From Prior Year
2006	2005	2004	2006/2005	2005/2004
$ 5,968,000	$4,927,000	$3,101,000	$1,041,000	$1,826,000

General and administrative expenses of $5,968,000 for the fiscal year ended June 30, 2006 increased $1,041,000 over expenses of $4,927,000 in fiscal 2005. The $1,041,000 increase in general and administrative expenses results primarily from an increase of approximately $688,000 of compensation, which includes approximately $508,000 of stock-based compensation expense for stock options granted to administrative employees and directors, and an increase of approximately $294,000 for legal fees associated with pursuing various strategic alternatives, including the sale of our worldwide rights and assets related to XERECEPT.

General and administrative expenses of $4,927,000 for the fiscal year ended June 30, 2005 increased $1,826,000 over expenses of $3,101,000 in fiscal 2004. The increase of $1,826,000 in general and administrative expenses results primarily from $421,000 of expenses for the administrative operations of our New Jersey office established in September 2004, together with an increase of $623,000 for periodic public reporting requirements, including professional fees associated with Sarbanes-Oxley compliance, an increase of approximately $336,000 of compensation and related expenses resulting from additions to personnel and establishing an incentive compensation program, an increase of approximately $224,000 in consulting expenses relating to compliance with public reporting obligations and financial management and an increase of approximately $125,000 in legal fees associated with pursuing various strategic alternatives, including the sale of our worldwide rights and assets related to XERECEPT.

Investment Income

Years Ended June 30,			Increase From Prior Year
2006	2005	2004	2006/2005	2005/2004
$ 399,000	$249,000	$128,000	$150,000	$121,000

Investment income of $399,000 in the fiscal year ended June 30, 2006 consists of interest earned, amortization of premiums, accretion of discounts and realized gains and losses on sales of individual securities in our portfolio of investment securities, all of which are classified as available for sale, and increased by $150,000 over $249,000 of investment income in fiscal 2005. The increase was due to higher average cash balances in fiscal 2006 resulting from the receipt of $29,000,000 for the sale of our worldwide rights and assets related to XERECEPT to Celtic during fiscal 2006, along with a higher average rate of return on our investment portfolio.

Investment income of $249,000 for the fiscal year ended June 30, 2005 consists of interest earned, amortization of premiums, accretion of discounts and realized gains and losses on sale of individual securities in our portfolio of investment securities, all of which are classified as available for sale, and increased by $121,000 over $128,000 of investment income in fiscal 2004. The increase of investment income resulted from a greater average balance of invested funds available at the beginning of fiscal 2005 resulting from our sale of common stock and warrants for net proceeds of $18,311,000 in March 2004.

Other Non-Cash Income

Years Ended June 30,			Increase (Decrease) From Prior Year
2006	2005	2004	2006/2005	2005/2004
$ —	$—	$477,000	$—	$(477,000)

Non-cash income of $477,000 in fiscal 2004 resulted from the revaluation of warrants issued with our sale of 3,880,000 shares of common stock in March 2004. The common stock and warrants were issued in a private placement and were initially unregistered. We filed a registration statement on Form S-3 with the SEC in April 2004 to register the shares issued in the private placement, as well as the shares to be issued upon the exercise of the warrants. In accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, A Company’s Own Stock,” the warrants were reported as a liability and valued at fair value on the date of issuance. Pursuant to the terms of the private placement agreement, we could have delivered warrants for which the related shares were unregistered, but would have been required to pay a monthly penalty to each purchaser, with no contractual maximum, until the time that the registration statement was declared effective. Accordingly, because the penalty for not registering the shares related to the warrants had no contractual maximum, we determined that the penalty did not represent a reasonable difference between the value of registered and unregistered shares and that settling with unregistered shares was not an economically reasonable alternative. The warrants were revalued each period until the effective date of the registration statement, and the change in the fair value from the date of issuance through the date that the registration statement became effective, in the amount of $477,000, was recorded as non-cash income.

We had no other non-cash income during fiscal 2006 and 2005.

Liquidity and Capital Resources

	As of March 31, 2007	As of June 30, 2006
Cash, cash equivalents and investments	$5,562,000	$15,248,000
Working capital	(942,000)	12,055,000

	Nine Months Ended March 31,
	2007	2006
Cash provided by (used in):
Operating activities	$(10,390,000)	$9,660,000
Investing activities	2,114,000	(899,000)
Financing activities	722,000	89,000

Since our inception in 1987, we have applied the majority of our resources to research and development programs and have generated only limited operating revenue. We have experienced operating losses in every year since inception, other than in fiscal 2001, resulting from funding the development and clinical testing of our drug candidates. We expect to continue to incur losses at least through fiscal 2010.

As of March 31, 2007, we had cash, cash equivalents and investments available for sale of $5,562,000, which decreased by $9,686,000 from cash, cash equivalents and investments of $15,248,000 as of June 30, 2006, resulting principally from the cash used in operations during the nine month period ended March 31, 2007.

Cash Flows from Operating Activities

Our operating activities used $10,390,000 of cash during the nine months ended March 31, 2007, resulting primarily from the net loss of $9,942,000 along with a decrease in deferred revenue of $4,125,000 resulting from the sale of XERECEPT. Cash flows from operating activities were also decreased by a increase of $166,000 in accounts receivable and a reduction of $1,305,000 in accounts payable and accrued liabilities as we used cash to pay these liabilities, offset by a decrease of $388,000 in prepaid expenses and other assets, a decrease of $18,000 in interest receivable and a decrease of $4,000,000 in notes receivable.

Cash Flows from Investing Activities

Investing activities provided $2,114,000 of cash resulting primarily from the sale and maturity of investment securities of $47,218,000 offset by securities purchases of $45,071,000.

Cash Flows from Financing Activities

Financing activities provided $722,000 of cash resulting from an increase in the bank overdraft of $375,000 and the issuance of common stock for proceeds of $347,000.

Tax Carryforwards

At June 30, 2006, we had federal net operating loss carryforwards of $14.9 million and state net operating loss carryforwards of $14.0 million. At that time, we also had federal research and development tax credits of $590,000 and state research and development tax credits of $470,000. Section 382 of the Internal Revenue Code and similar state statutes impose an annual limitation on the utilization of net operating loss carryforwards and research credits following a “change of ownership.” The amount of the limitation is based on a statutory rate of return and the value of the corporation at the time of the change of ownership. Based on the expected number of shares that will be issued in this offering, a change of ownership may occur. If a change of ownership occurs and an annual limitation is imposed, a substantial portion of our tax carryforwards and tax credits will expire before we could utilize them.

Contractual Obligations

Our contractual commitments as of June 30, 2006, including payments for achieving regulatory milestones which could become due under the Abbott license agreement, are summarized below by category in the following table. We have entered into agreements with service providers and clinical sites that administer and conduct our clinical trials, respectively. We make payments to the service providers and sites based upon the number of patients enrolled. We have estimated the future patient enrollment costs based on the number of patients that we expect to enroll and have included those estimates in the table below. These estimates may not be achieved in the periods indicated, and the payments could vary materially. As we move forward with the clinical development of Viprinex, we will enter into contractual commitments for additional expenditures relating to these clinical trials; these additional expenditures are not reflected in the following table:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$1,426,000	$312,000	$720,000	$394,000	$—
Other long-term commitments
Commitments to clinical research organizations	8,969,000	2,055,000	6,914,000	—	—
Commitments to manufacturers	13,186,000	6,754,000	4,616,000	1,816,000	—
Commitments to licensor	2,000,000	—	500,000	1,500,000

Total	$25,581,000	$9,121,000	$12,750,000	$3,710,000	$—

In January 2006, we entered into an agreement with Nordmark, which was amended in March 2006, pursuant to which Nordmark established a snake farm and a purification unit for the supply of raw venom of the Malayan pit viper, the starting material for Viprinex. Under the agreement, we are obligated to make payments to Nordmark of €2.0 million (or approximately $2.5 million) towards the costs of the snake farm and purification unit, which is owned and operated by Nordmark. We are also obligated to pay Nordmark for certain operating costs until the commercialization of Viprinex. If, among other things, we abandon the development and/or commercialization of Viprinex before the end of 2010, we will be required to reimburse Nordmark for certain operating costs and make an additional payment of up to €2.8 million (or approximately $3.6 million). The agreement also calls for us to pay for certain fully burdened costs and certain other expenses that total €5.3 million (or approximately $6.7 million).

In March 2005, we entered into a supply agreement with Nordmark, pursuant to which Nordmark supplies us with the active pharmaceutical ingredient, or API, of Viprinex. Pursuant to this agreement, we paid Nordmark €400,000 (or approximately $511,000) to purchase equipment for the development and manufacturing of Viprinex. For the supply of the API, we are required to make periodic payments over the term of the contract totaling €7.3 million (or approximately $9.4 million) as work is performed. The agreement will continue until 2019, unless terminated earlier in accordance with the terms of the agreement.

In April 2005, we entered into a drug product development and clinical supply agreement with Baxter Pharmaceutical Solutions, LLC, pursuant to which we engaged Baxter to aseptically fill and package our Viprinex product into its finished form for development and clinical use. The term of the agreement will continue until Baxter completes product production, which is expected to be in August 2008, and the estimated amount payable by us pursuant to this agreement is approximately $834,000 as of June 30, 2006.

In July 2005, we entered into an agreement with SCIREX Corporation, or SCIREX, pursuant to which SCIREX serves as the clinical research organization supporting our Phase 3 clinical program for Viprinex. This agreement was amended in April 2006 and the scope of services to be performed by SCIREX was significantly reduced. The agreement, as amended, provides for aggregate payments to SCIREX of approximately $6.8 million over the term of the agreement, which will end upon the completion of the project.

In February 2006, we entered into an agreement with S&P Pharmatest Management GmbH, or S&P, pursuant to which S&P served as the clinical research organization supporting our Phase 3 clinical program for Viprinex in certain European countries. The agreement provided for aggregate payments to S&P of €3.6 million (or approximately $4.6 million including pass-through costs) over the term of the agreement and was to end upon the completion of the project, which was expected to occur in 2008. In March 2007, we terminated our agreement with S&P and subsequently retained ICON Clinical Research to assume this role.

Pursuant to our license agreement with Abbott Laboratories, which we acquired in connection with our acquisition of Empire in July 2004, we have an obligation to use commercially reasonable efforts to develop Viprinex for the treatment of ischemic stroke and, if Viprinex receives regulatory approval from the FDA, to market the product for that indication. We will be required to make milestone payments of up to an aggregate of $2.0 million, consisting of payments of (i) $500,000 upon receiving regulatory approval in the United States and (ii) $500,000 upon first approval in each of Europe, Latin America and Asia. Commitments to the licensor in the table above provides for the potential commitment for the four payments of $500,000 each to Abbott for anticipated regulatory approval of Viprinex in the United States and Europe in 2009 and 2010, respectively, and Latin America and Asia in 2011. To date, we have made no payments to Abbott under this agreement. Prior to our acquisition of the rights to Viprinex in connection with our acquisition of Empire in July 2004, Empire had paid Abbott a total of $500,000 in license fees under this agreement. If Viprinex is approved for commercialization, we will be required to pay royalties to Abbott on commercial sales of the drug.

Based on our available cash, cash equivalents and investment balances, expected royalties from sales of memantine and excluding the anticipated net proceeds from this offering, we estimate that we will have adequate liquidity to fund our operations only through October 2007.

We do not have any off-balance sheet arrangements as defined by rules recently enacted by the SEC and FASB, and accordingly, no such arrangements are likely to have a current or future effect on our financial position, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosure about Market Risk

In the normal course of business, our financial position is subject to a variety of risks, including market risk associated with interest rate movements. We regularly assess these risks and have established policies and business practices to protect against these and other exposures. As a result, we do not anticipate material potential losses in these areas.

The primary objective for our investment activities is to preserve principal while maximizing yields without significantly increasing risk. This is accomplished by investing in widely diversified short-term and long-term investments, consisting primarily of investment grade securities. As of March 31, 2007, the fair value of our cash, cash equivalents and investments maturing in one year or less was $2,197,000 and represented 40% of our cash, cash equivalents and investment portfolio. A hypothetical 50 basis point increase in interest rates would not result in a material decrease or increase in the fair value of our available-for-sale securities. We have no investments denominated in foreign country currencies and therefore our investments are not subject to foreign currency exchange risk.

BUSINESS

Overview

We are a specialty biopharmaceutical company with expertise in identifying and acquiring promising drug candidates and in designing and managing late-stage clinical trials for central nervous system conditions. Of the four drug candidates that we have acquired since our inception, we, or our partners, have advanced three of these compounds into or through Phase 3 clinical trials. We are currently developing Viprinex, a novel reperfusion agent that is in pivotal Phase 3 trials for the treatment of acute ischemic stroke. In addition, we have rights to milestone payments, royalties and profit sharing payments from sales of XERECEPT, if approved, for the treatment of swelling around brain tumors. We also currently receive royalties from Merz Pharmaceuticals GmbH, or Merz, and its marketing partners from the sale of Namenda/Ebixa (memantine) for the treatment of Alzheimer’s disease. For the fiscal years ended June 30, 2006 and 2007, we received royalty payments of $5.1 million and $6.9 million, respectively, from Merz.

Viprinex is a reperfusion agent that has been well characterized and clinically evaluated in multiple trials for acute ischemic stroke. Also known as ancrod, Viprinex is an enzyme derived from the venom of the Malayan pit viper. Prior to our acquisition of Viprinex in 2004, Knoll AG and independent investigators conducted five clinical trials, including two Phase 3 clinical trials. These five trials enrolled nearly 2,000 patients. The first of the Phase 3 trials reached its primary efficacy endpoint; however, the second Phase 3 trial was terminated after an interim analysis concluded that Viprinex was unlikely to reach its primary efficacy endpoint. A retrospective analysis of the safety and efficacy data from these previous trials led us to the conclusion that these clinical trials demonstrated that Viprinex has promising potential for the treatment of acute ischemic stroke, but that the dosing strategy used by Knoll was flawed.

Based on this analysis, we have changed the dosing strategy and designed a shorter and simpler dosing regimen for the pivotal Phase 3 Ancrod Stroke Program, or ASP, clinical trials that we initiated in 2005. We believe this dosing regimen will show that Viprinex is safe and effective when initiated within six hours of stroke onset. We expect to announce results of an interim analysis for the ASP trials by the end of the third quarter of 2008. We expect to complete enrollment in both ASP trials by the end of the first quarter of 2009 and expect to announce final results for the ASP trials by the end of the third quarter of 2009. If these clinical trials are successful, we expect to submit a biologic license application, or BLA, to the FDA for approval of Viprinex by the end of the first quarter of 2010.

Over 1.4 million patients suffer from stroke each year in the United States and Europe. The only currently approved drug treatment for acute ischemic stroke is recombinant tissue plasminogen activator, or rt-PA, which is administered in less than 6% of U.S. acute ischemic stroke patients. rt-PA’s low usage is due in part to safety concerns and its limited three-hour treatment window. We believe that if Viprinex proves safe and effective in treating acute ischemic stroke within six hours of stroke onset, it would be used to treat a substantially broader population of stroke patients than rt-PA.

In 2005, we sold XERECEPT, a drug candidate for the treatment of peritumoral brain edema, or swelling around brain tumors, to Celtic for upfront payments and contingent milestone, royalty and revenue-sharing payments that will be payable if XERECEPT is successfully developed and commercialized by Celtic. At the time we sold XERECEPT, we had designed and initiated two Phase 3 clinical trials. Since the sale, we have remained involved in the development of XERECEPT by providing clinical trial management services to Celtic.

In 1998, we entered into a strategic collaboration agreement with Merz and Children’s Medical Center Corp. in Boston, Massachusetts, or CMCC, under which we transferred our rights to memantine, which we had been developing in a Phase 2 trial for neuropathic pain, and were granted the right to receive royalty payments from Merz on sales of memantine for certain indications. Under this agreement, we currently receive royalty payments from Merz and its marketing partners for sales of memantine for the treatment of Alzheimer’s disease.

Viprinex Market Overview

Stroke Background

Stroke is an acute medical condition caused by blockage or rupture of the blood vessels leading to or within the brain. When a stroke occurs, blood flow and the supply of nutrients and oxygen to an area of the brain are interrupted, leading to death of brain tissue. There are two major types of stroke: ischemic and hemorrhagic. Ischemic stroke is caused by blockage of a blood vessel in the brain due to clot formation. The lack of blood flow, or ischemia, leads to cell death. Hemorrhagic stroke is caused by the sudden rupture of a blood vessel in the brain which causes bleeding into the surrounding tissue.

Clot formation in ischemic stroke results from a chain of events that is triggered by the disruption of the smooth lining of a blood vessel by the formation of cholesterol plaque, which activates the blood coagulation system. Fibrinogen, a protein found in the blood, is a primary component in the clotting process. As part of the blood coagulation process, fibrinogen is converted into fibrin, a smaller protein. Fibrin strands form a web of fibers that create the backbone of the clot. Red blood cells, platelets and other blood components then become trapped in the web and form the solid clot. Drugs that are called fibrinolytic drugs, such as rt-PA, operate by breaking up the fibrin web of the blood clot, and thus destroy the clot and restore blood flow to the area that was compromised by the clot formation.

According to the American Heart Association, 87% of the 700,000 annual strokes in the United States are ischemic. Stroke is the third leading cause of death in the United States behind heart disease and cancer, and the leading cause of disability.

Investigative Drug Treatments

Drug treatments that have been investigated for acute ischemic stroke fall into two broad categories: neuroprotectants and reperfusion agents.

Neuroprotectants.    Neuroprotectants protect brain cells from damage triggered by a stroke. These compounds are designed to block the various biochemical pathways leading to neuronal death. To date, more than 100 neuroprotectants have been studied in clinical trials in the United States and Europe. None of these compounds has demonstrated efficacy in Phase 3 trials with one exception, which was subsequently negated by a larger Phase 3 trial. One reason cited for the failure of neuroprotectants is that, in general, they target only one among many pathways leading to cell death.

Reperfusion Agents.    Reperfusion agents are designed to reverse the primary cause of stroke by removing the obstructing blood clot and restoring blood flow to the affected area of the brain. In contrast to neuroprotectants, fewer than 15 reperfusion agents have been studied in clinical trials in the United States and Europe, three of which, including Viprinex, have resulted in successful Phase 3 trials. Most reperfusion agents tested belong to a class called fibrinolytic agents. These agents are used as “clot-busters” to dissolve existing clots by generating plasmin, which dissolves the fibrin in the clot through a process called fibrinolysis. A significant concern with reperfusion therapy is the potential for intracranial bleeding, in particular, symptomatic intracranial hemorrhage, or SICH, which can lead to death.

The only drug approved today for the treatment of acute ischemic stroke is the reperfusion agent rt-PA, known as Activase in the United States. The use of rt-PA for stroke involves a variety of risks and potential side effects that are common for fibrinolytic drugs and limit its use:

•

Risk of Bleeding — Fibrinolytic drugs dissolve blood clots, including those formed naturally as a protective response to vessel injury, which can result in bleeding. The risk of intracranial hemorrhaging increases as the dosage increases. Patients who are already taking other medications to prevent formation of clots, such as anticoagulants or antiplatelets, may not be good candidates for the use of fibrinolytic drugs due to the increased difficulty of controlling bleeding. In the study that led to FDA approval of rt-PA, the incidence of SICH in rt-PA patients was 6.4%, compared to 0.6% in the placebo group. As a result, rt-PA is subject to strict limitations on when, how long and in what dosages it may be administered.

•

Time Window for Administration — Due to its decreasing efficacy the later it is administered, rt-PA is only approved for administration to acute ischemic stroke patients when started within three hours of stroke onset. This three-hour window is considered to be one of the primary limiting factors in treating acute ischemic stroke with rt-PA, and is one of the reasons fewer than 6% of U.S. acute ischemic stroke patients receive rt-PA.

Our Product Candidate—Viprinex

Mechanism of Action

The formation of a blood clot is a natural process by which blood coagulates into a mass of blood cells, platelets and strands of fibrin. Fibrin is the protein that provides the structural scaffold of a clot. Most reperfusion agents utilize a single mechanism of action, fibrinolysis, or the break-up of fibrin in clots. In contrast, Viprinex’s direct mechanism of action is to break up fibrinogen, the precursor to fibrin. This has several effects on blood clotting and blood flow that may be beneficial for the treatment of acute ischemic stroke:

•

Anticoagulation — By removing fibrinogen, a key requirement of clot formation, Viprinex impairs further growth of the clot. The reduction of fibrinogen levels also reduces the likelihood of further clot formation, including reocclusion, or reclotting, after use of fibrinolytic drugs, a frequent event in patients with stroke.

•

Decreased blood viscosity — By removing fibrinogen, an abundant protein in human plasma, Viprinex decreases the protein content of blood plasma and reduces blood viscosity. The reduction in blood viscosity generally improves blood flow. We believe this should enhance blood flow to the affected areas of the brain even before a clot has been broken up.

•

Clot break-up — The proteins formed by Viprinex’s break-up of fibrinogen appear to indirectly stimulate the conversion of plasminogen to plasmin, which dissolves clots by removing the fibrin within the clot.

By breaking up fibrinogen, Viprinex not only produces a fibrinolytic effect similar to rt-PA, but also improves blood viscosity and anticoagulation. We believe that this mechanism of action will prove more effective than rt-PA and, at the current lower dose used in our ASP trials, will also lower the risk of SICH relative to rt-PA.

Market Opportunity

According to the World Health Organization, 15 million people worldwide suffer a stroke each year, including 1.4 million in the United States and Europe. Stroke is the third leading cause of death in the United States behind heart disease and cancer, and the leading cause of disability. 87% of the strokes that occur in the United States are ischemic. Approximately three million Americans are currently disabled from stroke. The American Stroke Association estimates that approximately $62.7 billion will be spent in the United States in 2007 for stroke-related medical costs and disability.

rt-PA is the only approved drug therapy in the United States and Europe for acute ischemic stroke. However, the potential to treat patients with rt-PA is limited, as the treatment must be initiated within three hours of stroke onset and the treatment poses a risk of symptomatic intracranial bleeding. As a result, fewer than 6% of acute ischemic stroke patients receive rt-PA. We believe that if Viprinex proves safe and effective in treating acute ischemic stroke when initiated within six hours of stroke onset, it would be used to treat a substantially broader population of acute ischemic stroke patients than rt-PA.

Viprinex History

Beginning in the late 1980s and ending in 2000, Knoll and independent investigators conducted five clinical trials of Viprinex for the treatment of acute ischemic stroke, including two Phase 3 trials, one in the United States and one in Europe. The North American trial, STAT, met its primary efficacy endpoint. The European trial, ESTAT, was terminated after the interim analysis concluded that Viprinex was unlikely to reach the primary efficacy endpoint. Subsequent to the trials, Knoll undertook extensive retrospective analyses to understand the cause of failure in ESTAT and identify the factors that would result in a more favorable safety and efficacy profile in future Phase 3 clinical trials. However, when Abbott Laboratories, or Abbott, acquired Knoll in 2001, Abbott chose not to pursue any further clinical development activity of Viprinex.

In 2002, Empire Pharmaceuticals Inc., or Empire, a company whose founders included a former Knoll employee, acquired the exclusive worldwide rights to Viprinex from Abbott in a royalty-bearing license. Empire received the data from the clinical trials conducted by Knoll, including the retrospective analyses referenced above. Empire then expanded the retrospective analysis done by Knoll, looking at the clinical trial data from multiple perspectives to develop a hypothesis for a new dosing strategy.

In July 2004, we acquired Empire, including all of its rights to Viprinex and the associated clinical trial data. We then conducted our own review of Knoll’s clinical trial data and further expanded on the prior retrospective analysis. Based on the cumulative analysis of the prior trials, we finalized our new dosing strategy, developed the protocol for our new Phase 3 clinical trials, and received permission from the FDA to commence the ASP trials. To date, none of the retrospective analyses have been published in peer-reviewed journals.

Viprinex Clinical Trial Overview

In the clinical trials conducted by Knoll, Viprinex was administered intravenously over five to seven days to lower fibrinogen levels to a low target range and then to maintain the level of fibrinogen within that range for several days. We believe that Knoll’s dosing strategy to maintain low fibrinogen levels over several days was flawed. Based on the retrospective analysis of the data from these trials, we concluded that the prolonged reduction in the fibrinogen level increased risk to the patient but was not associated with an increased benefit. Retrospective analysis of the efficacy data also suggested that the initial rate of fibrinogen reduction was more important than reaching and maintaining a target level of fibrinogen.

Based on the retrospective analysis of the safety and efficacy data from the Knoll trials, we have designed the dosing strategy used in our current ASP trials. Specifically, we have reduced the total dose and significantly reduced the duration of the infusion from five to seven days to two to three hours. Additionally, we designed the dosing regimen to initially achieve a rapid rate of fibrinogen reduction and then to allow the level to rise gradually following the infusion.

Previous Clinical Trials Conducted by Knoll

The clinical trials conducted by Knoll enrolled nearly 2,000 acute ischemic stroke patients, as shown in the chart below:

		Number of Patients
Study	Phase	Viprinex	Placebo	Total
Single Institution	Not Applicable	10	10	20
Single Institution	Not Applicable	25	25	50
A-20	2	64	68	132
STAT(1)	3	248	252	500
ESTAT(2)	3	604	618	1,222

TOTAL		951	973	1,924

(1)	STAT refers to the North American Phase 3 study
(2)	ESTAT refers to the European Phase 3 study

Stroke Scales Used in Clinical Trials

The endpoints used in the prior clinical trials for Viprinex and our current ASP trials include:

Metric	Description
Barthel Index (BI)	100-point scale based on measurements of functional recovery with respect to the activities of daily living listed below. The lower the score, the more severe the disability.
	• Feeding • Bathing • Grooming • Dressing • Bowels • Bladder	• Toilet use • Transfers (bed to chair and back) • Mobility (on level surfaces) • Stairs

Scandinavian Stroke Scale (SSS)	A 40-point scale with points assigned to different aspects of neurologic function, including consciousness, speech, motor skills and gait, as listed below. The lower the score, the more severe the stroke.
	• Consciousness • Eye movement • Arm • Hand • Leg	• Orientation • Speech • Facial palsy • Gait

Metric	Description
Modified Rankin Scale (mRS)

A global disability scale that measures recovery from stroke with respect to the disability caused by the stroke, as listed below. The higher the score, the more severe the disability.

0       No symptoms at all

1       No significant disability despite symptoms; able to carry out all usual duties and activities

2       Slight disability; unable to carry out all previous activities, but able to look after own affairs

3       Moderate disability; requires some help, but able to walk without assistance.

4       Moderately severe disability; unable to walk without the assistance and unable to attend to own bodily needs

5       Severe disability; bedridden, incontinent and requiring constant nursing care and attention

6       Death

The National Institutes of Health Stroke Scale (NIHSS)	A systematic assessment tool that provides a quantitative measure of stroke-related neurologic deficit, as listed below. The NIHSS was originally designed as a research tool to measure baseline data on patients in acute stroke clinical trials. The scale is designed to be a simple, valid, and reliable tool that can be administered at the bedside consistently by physicians, nurses or therapists. The higher the score, the more severe the stroke.
	• Level of consciousness • Best gaze • Visual • Facial palsy • Motor arm • Motor leg	• Limb ataxia • Sensory • Best language • Dysarthria • Extinction and inattention

A-20 Phase 2 Clinical Trial Conducted by Knoll

The A-20 Phase 2 clinical trial was a double-blind, randomized trial conducted by Knoll from 1989 to 1992 that included 132 patients. Patients received either intermittent intravenous Viprinex or placebo over a period of seven days, initiated within six hours of stroke onset. The dosing regimen was designed to keep the target fibrinogen levels between 70 and 100 mg/dL over several days. The primary endpoint of the clinical trial was based on the SSS.

Patients treated with Viprinex had a median SSS score of 39, while patients treated with placebo had a median SSS score of 35. Knoll initially analyzed the A-20 clinical trial data using a center-weighted analysis of the primary endpoint, rather than the patient-weighted analysis that was used in subsequent STAT and ESTAT clinical trials. The published center-weighted analysis, which gives each stroke center equal weight, showed that the median total SSS score at three months for the Viprinex-treated group was not statistically different from the placebo group. However, a patient-weighted analysis undertaken by Knoll, which gives each patient equal weight, showed that the trial results were statistically significant.

At one-month follow-up, mortality was 4.7% in the Viprinex-treated group compared to 14.7% for the placebo group. At three-month follow-up, mortality was 9.4% for the Viprinex-treated group compared to 16.2% for the placebo group. None of the patients in the Viprinex-treated group had a symptomatic intracranial hemorrhage, or SICH, compared to 2.9% of patients in the placebo group. The trial results are summarized in the graph below. References to a “p-value” in this and other graphs contained in this prospectus are references to a statistical measure of significance, with a p-value less than 0.05 indicating a statistically significant difference and smaller values indicating an increasingly greater difference.

The results of this clinical trial suggested that the use of Viprinex for the treatment of acute ischemic stroke within six hours of stroke onset was safe and potentially effective.

STAT: Phase 3 North American Clinical Trial Conducted by Knoll

The STAT Phase 3 clinical trial was a double-blind, randomized trial conducted by Knoll that included 500 patients. Within three hours of stroke onset, patients received a three day continuous intravenous infusion of either placebo or Viprinex, followed by two days of intermittent intravenous administration of placebo or Viprinex. In this clinical trial, the dosing regimen was designed to keep target fibrinogen levels between 40 and 69 mg/dL over several days. The primary endpoint of this trial was functional success, which was defined as three-month survival with a BI score of at least 95 or a return to prestroke levels, adjusted for age and pretreatment stroke severity, which are powerful prognostic factors for outcome. The results of the clinical trial met the primary endpoint and were statistically significant. The functional success score for the Viprinex-treated group was 42.2% compared to 34.3% for the placebo group. The Viprinex-treated group demonstrated numerically higher rates of functional success than the placebo group regardless of patient age, pretreatment stroke severity, gender, race, time-to-treat, or prestroke disability.

As shown in the chart below, mortality was similar for both the Viprinex-treated and placebo groups at three-month follow-up. SICH occurred in Viprinex-treated patients at a rate of 5.2% compared to the 2.0% placebo rate. This was less than the difference noted in a trial of rt-PA conducted by the National Institute of Neurological Disorders and Stroke, or NINDS, where SICH occurred in 6.4% of rt-PA-treated patients compared to 0.6% of placebo patients.

ESTAT: Phase 3 European Clinical Trial Conducted by Knoll

The ESTAT Phase 3 clinical trial, a double-blind, randomized trial initiated by Knoll in 1996, was intended to include 1,680 patients. ESTAT was designed to assess the efficacy and safety of Viprinex in treating acute ischemic stroke patients starting within six hours of stroke onset in contrast to the three hours used in STAT. Patients received a three day continuous intravenous infusion of either placebo or Viprinex, followed by two days of intermittent intravenous administration of placebo or Viprinex. The Data Safety Monitoring Board, or DSMB, halted enrollment in the clinical trial in 2000 after 1,222 subjects had been enrolled. The DSMB’s decision to halt the trial was based on a conclusion that Viprinex was unlikely to reach the primary efficacy endpoint after an interim analysis of the first 570 patients tested in the trial.

As in the STAT trial, the primary endpoint of the ESTAT trial was functional success, defined as three-month survival with a BI score of at least 95 or a return to prestroke levels. In this study, Viprinex treatment did not differentiate from placebo for efficacy. In contrast to previous studies, there was a statistically significant increase in mortality and SICH among the Viprinex-treated patients. The trial results are summarized in the graph below:

Retrospective Analysis: ESTAT

The ESTAT trial was designed to assess the efficacy and safety of Viprinex using a six-hour treatment window from stroke onset. As noted, ESTAT was stopped by the DSMB before planned enrollment had been achieved, as the results showed no benefit for Viprinex treatment compared to placebo.

The authors of the ESTAT publication attributed the failure of ESTAT to its six-hour treatment window. However, we believe that time was not the primary reason for failure of the trial. If the time-to-treat had been the cause, then patients treated later in the six-hour window (greater than 3 hours) should have had a worse outcome than patients treated early (less than 3 hours). Our analysis of time-to-treat data shows that patients treated with Viprinex early had a worse outcome than placebo-treated patients, while patients treated later had an outcome similar to placebo. Thus, the patients treated early had more negative impact on the overall results in ESTAT than the patients treated later.

The retrospective analysis made several other key findings regarding the failure of the ESTAT trial. For patients randomized to receive Viprinex, the median dose received was 23% higher in the ESTAT trial compared to the STAT trial. In addition to the higher median dose, there was a statistically significant age imbalance between treatment groups. The mean age of patients in the Viprinex-treated group was 69.3 years compared to 67.7 years for the placebo group. A further analysis of the age data showed that there was a greater proportion of younger patients, defined as younger than 65 years of age, in the placebo group compared to the Viprinex-treated group. Conversely, there was a greater proportion of older patients, defined as greater than or equal to 85 years of age, in the Viprinex-treated group. In addition, although not statistically significant, 22.9% of Viprinex-treated patients were categorized in the most severe pretreatment stroke severity group, defined as SSS scores of 0 to 19, compared to 19.6% for the placebo group.

The ESTAT trial also enrolled patients with pretreatment blood pressure of up to 220/120 in contrast to many other trials for acute ischemic stroke, including rt-PA trials and STAT, where the maximum pretreatment blood pressure was 185/105. Additionally, ESTAT permitted concomitant use of low-dose prophylactic heparin, a blood thinner, while in STAT, use of heparin was not permitted. ESTAT Viprinex-treated patients who would have exceeded the STAT systolic blood pressure entry criteria had a SICH rate of 10.1% compared to 6.9% for Viprinex-treated patients who met the STAT criterion. SICH in these ESTAT Viprinex-treated patients carried a high 90-day mortality rate of 59%, which was not published in the trial manuscript. We believe the high 90-day mortality rate in the ESTAT Viprinex-treated patients emphasizes the importance of minimizing any controllable variable like blood pressure that might contribute to an increased incidence of SICH.

Although ESTAT was designed to be similar to STAT, the higher median dose, difference in age, pretreatment stroke-severity and higher blood pressure entry criteria used are notable differences that we believe played a critical role in the negative outcome of ESTAT.

Retrospective Analysis: A-20 and STAT Pooled Analysis; Time-to-Treat

In contrast to ESTAT, a pooled covariate-adjusted analysis of the A-20 and STAT clinical trials indicates that the treatment effect of Viprinex as measured by functional success is similar whether Viprinex treatment began before three hours of stroke onset or between three and six hours of stroke onset, as shown in the chart below. Although not statistically significant, these trends compare favorably to rt-PA, which demonstrated in clinical trials that it loses its efficacy by the end of its approved time-to-treat window of three hours. We do not believe that time-to-treat explains the unsuccessful ESTAT efficacy outcome.

Retrospective Analysis: Key Lessons from Viprinex-treated Patients in the Knoll Clinical Trials

Retrospective analysis of the prior Viprinex clinical trials was conducted by Knoll and Empire to identify controllable factors, specifically dosing, that might have meaningful impact on efficacy and safety in future clinical trials. This analysis was adjusted for known determinants of stroke outcome, such as age and pre-treatment stroke severity.

The retrospective analysis of the data from the Knoll clinical trials resulted in two key hypotheses, which are the basis for our clinical trial strategy in the ASP trials:

•	Efficacy — the initial rapid lowering of fibrinogen levels, or defibrinogenation rate, appeared to have resulted in better functional success outcomes compared to slower rates of defibrinogenation.

•	Safety — SICH occurred more frequently in patients with prolonged low fibrinogen levels.

Efficacy

Although the target fibrinogen levels in the A-20 clinical trial were 70 to 100 mg/dL, the median fibrinogen level at six hours from the beginning of the Viprinex infusion was 130 mg/dL, and levels remained there for the duration of the seven-day treatment. The retrospective analysis compared functional success in patients whose six hour fibrinogen levels were above or below the median value of 130 mg/dL. Functional success was achieved by 64.3% of patients with six-hour median fibrinogen levels at or below 130 mg/dL compared to only 37.1% of patients with levels above 130 mg/dL. Since the placebo group had a functional success rate of 34.3%, this analysis suggests that Viprinex exhibited its effect only in those patients whose fibrinogen levels had fallen below 130 mg/dL at six hours. In those patients, the effect was statistically significant, representing a 27.2% absolute improvement. The results of this retrospective analysis are shown in the chart below:

A retrospective analysis using the same criteria as the A-20 analysis, fibrinogen levels greater than or less than or equal to 130 mg/dL, was conducted on the STAT trial data and is shown in the chart below. The results of this analysis were similar to the A-20 analysis. Functional success was achieved by 45.8% of patients with six-hour median fibrinogen levels below 130 mg/dL compared to only 34.6% for patients with levels above 130 mg/dL. As in A-20, patients with fibrinogen levels greater than 130 mg/dL had efficacy comparable to that of the placebo group.

Although these observations suggested that a low six-hour fibrinogen level was important for efficacy, it was the actual rate at which fibrinogen fell in the first few hours of dosing that emerged as the most important variable from a multivariate analysis. Specifically, what differentiated patients was a defibrinogenation rate of at least 30 mg/dL per hour. As shown in the chart below, 51.9% of patients whose zero to three-hour defibrinogenation rate was at least 30 mg/dL per hour achieved functional success compared to only 25.7% of patients with a slower defibrinogenation rate. In other words, twice as many patients with rapid defibrinogenation achieved functional success compared to those with slower defibrinogenation. Despite a more rapid decline in fibrinogen levels, the incidence of SICH and mortality was not adversely affected.

Based on the retrospective analysis, we concluded that the optimal way to achieve rapid initial defibrinogenation would be to use a rapid, controlled infusion rate of Viprinex. In both the STAT and ESTAT trials, three different initial infusion rates were used, based on the pretreatment fibrinogen levels. In STAT, 85% of patients who began therapy at the most rapid initial infusion rate, 0.167 IU/kg per hour, achieved defibrinogenation rates of at least 30 mg/dL per hour. In addition, Viprinex-treated patients in the ESTAT trial whose pretreatment fibrinogen levels required an initial infusion rate of 0.167 IU/kg per hour achieved a statistically significantly higher level of efficacy, 34.2%, compared to 21.7% for placebo patients who received the same initial infusion rate. Although this analysis was not adjusted for multiple comparisons, both the STAT and ESTAT trials data suggest that a rapid initial defibrinogenation is associated with greater efficacy.

Safety (Symptomatic Intracranial Hemorrhage)

The absence of SICH in A-20 patients and the 5.2% incidence in STAT trial patients suggest a low average fibrinogen level over several days was the most important determinant for SICH. Specifically, the important factor appears to have been the average fibrinogen level, measured from the time the target fibrinogen was generally reached, nine hours after start of Viprinex infusion, to the end of treatment. As shown in the chart below, the risk of SICH was greatly reduced in STAT patients who had an average fibrinogen level above 60 mg/dL. Additionally, mortality rate was approximately 50% lower in patients with higher fibrinogen levels. Finally, overall efficacy was greater in this group with a higher average fibrinogen level.

In a further analysis pooling all North American trials, STAT, A-20 and an earlier single-institution study with 20 patients, there were 220 acute stroke patients who received intravenous Viprinex and had average maintenance fibrinogen levels from nine hours to the end of treatment that were above 70 mg/dL. None of these 220 patients experienced a SICH. We saw a similar relationship between SICH and average maintenance fibrinogen levels in ESTAT. SICH occurred in 14.5% of Viprinex-treated ESTAT patients with average maintenance fibrinogen levels at or below 70 mg/dL, but in only 3.6% of patients with average maintenance fibrinogen levels above 70 mg/dL.

Conclusion

Based upon the hypotheses generated from these retrospective analyses, we developed the dosing regimen in our current ASP trials, in which patients receive an infusion of placebo or Viprinex at a rate of 0.167 IU/kg per hour. This is equivalent to the highest initial infusion rate used in STAT and ESTAT, but the infusion is used for only two or three hours, at which point the infusion is stopped. As a result, the total dose and the duration of the infusion have been reduced substantially from the dose used in STAT and ESTAT. We believe that this dosing will result in initial defibrinogenation rates of at least 30 mg/dL per hour, that fibrinogen levels will continue to fall for another three to six hours and will then gradually rise toward pre-treatment levels, with average fibrinogen levels from nine to 72 hours to be above 70 mg/dL.

ASP 1 and ASP 2 Phase 3 Clinical trials

The primary endpoint for our ASP trials is the mRS score at 90 days. The mRS, which is a measure of global disability, is a more robust scale than the previously used SSS and BI and has become the most frequently used scale to measure treatment outcomes for new stroke treatments.

Prior to initiating these trials, we held two End of Phase 2 meetings with the FDA. In March 2005 we discussed the clinical aspects of the program and, in April 2005, we discussed the chemistry, manufacturing and controls for the investigational product. In May 2005, we were granted fast track status. A drug designated as a fast track product by the FDA must be intended for the treatment of a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast track status enables the sponsor to have more frequent and timely communication and meetings with the FDA regarding the product development plans and may also result in eligibility for priority review, under which the FDA’s review period for final approval is six rather than ten months.

We enrolled our first patient in the ASP trials in November 2005. In March 2007, to enhance enrollment in the trials, we began efforts to double the number of investigative sites and added three additional countries to our global program. Sites and countries with previous success in recruiting into stroke trials were chosen for inclusion in the trials. We have also enhanced our management team with the addition, in February 2007, of a Vice President of Clinical Programs with extensive stroke trial experience and a Project Manager with similar stroke trial experience.

Trial Design and Statistical Considerations

ASP 1 and ASP 2 are identical, randomized, double-blind, placebo-controlled studies designed to assess efficacy and safety of Viprinex in the treatment of acute ischemic stroke when initiated within six hours of stroke onset. Each study will enroll 650 patients, who will receive either a placebo or Viprinex. We designed the inclusion criteria to include the general stroke population with as few restrictions as possible. Patients at least 18 years old (no upper age limit) and with mild, moderate or severe neurologic deficits can be enrolled in the studies provided they have an NIHSS score of five or greater and they are conscious at the time of presentation.

These studies are being monitored by a DSMB comprised of two neurologists and one statistician. The DSMB reviews unblinded data during the course of the trial and makes recommendations as to the conduct of the trial. The DSMB can recommend changes to the protocol or, if it identifies a safety issue that cannot be addressed through changes to the protocol, that the trial be stopped.

The DSMB will conduct an interim analysis when a combined 650 patients complete 90 day follow-up in the two studies, which we expect to occur in the third quarter of 2008. The intent of the analysis is to determine if Viprinex is potentially effective or if continued enrollment is unlikely to result in a positive outcome.

Dosing

Viprinex dosing is based on the patient’s fibrinogen level at the time of presentation. Fibrinogen levels are frequently elevated in patients with vascular disease and thus most stroke patients will have fibrinogen levels over 200 mg/dl. These patients will receive a three-hour intravenous infusion of Viprinex, receiving a total Viprinex dose of 0.5 IU/kg. For patients with fibrinogen levels less than 200 mg/dl the infusion lasts for two hours, and the patient receives a total dose of 0.33 IU/kg.

Primary and Secondary Endpoints

The primary endpoint of the ASP studies is the percentage of patients with a favorable outcome, referred to as responders, as determined by a mRS score 90 days after stroke onset. The primary analysis of the mRS is a responder analysis that takes into consideration the patient’s NIHSS score on admission and the patient’s mRS score prior to the stroke.

The scores are used to create groups of responders and non-responders, or a responder analysis. Since outcome of stroke is strongly correlated with initial stroke severity, as measured by the NIHSS, the responder analysis is designed to account for this variable. The percent of responders for Viprinex will be compared to placebo.

Criteria for Determining Responder Status
Screening NIHSS Score	Prestroke mRS Score	Day 90 mRS Score
		Responder	Non-Responder
5–7	0	0	1–6
5–7	1	0–1	2–6
8–15	0–1	0–1	2–6
≥16	0–1	0–2	3–6

The secondary endpoints of the trial include the NIHSS score and BI score at day 90.

Memantine

In April 1998, we entered into a strategic research and marketing cooperation agreement with Merz and CMCC to further the clinical development and commercialization of memantine. Pursuant to this agreement, we have the right to share in revenues from worldwide sales of Namenda/Ebixa (memantine) for Alzheimer’s disease and any future sales for indications covered by the CMCC patents, which include AIDs-related dementia and neuropathic pain. However, we do not receive royalties on Merz’s sales of memantine for dementia or for Alzheimer’s disease in certain countries where Merz had pre-existing marketing or other commercial arrangements, including Japan, Korea and China; Germany, Italy, Spain and several other smaller European markets, and much of Latin America, excluding Brazil. We have no significant ongoing obligations under the agreement and rely on Merz and its marketing partners for the commercialization of memantine for Alzheimer’s disease and for the clinical development of memantine for other indications.

In June 2000, Merz entered into agreements with Forest Laboratories, Inc., or Forest, for the development and marketing of memantine in the United States for the treatment of Alzheimer’s disease and the indications covered by the CMCC patents. In August 2000, Merz entered into a strategic license and cooperation agreement with H. Lundbeck A/S, or Lundbeck, of Copenhagen, Denmark, for the further development and marketing of memantine for the treatment of Alzheimer’s disease and the indications covered by the CMCC patents. Lundbeck acquired exclusive rights to memantine in certain European markets, Canada, Australia and South Africa, as well as semi-exclusive rights to co-market memantine with Merz in other markets worldwide, excluding the United States and Japan, where Merz has granted development rights to Forest and Daiichi Suntory Pharma Co., Ltd., or Suntory, respectively. While we are not a party to any of these agreements, we are entitled to receive a share of the license fees and royalties Merz receives from Forest, Lundbeck and Suntory pursuant to our strategic research and marketing cooperation agreement with Merz and CMCC.

Forest and Merz have informed us that they do not plan to pursue further development of memantine for neuropathic pain or other indications covered by the CMCC patents. As a result, we, Merz and CMCC are discussing options for the development of memantine for the indications covered by the CMCC patents and other possible changes to our agreement. Merz and CMCC have the ability to terminate the agreement upon providing six months notice.

During the fiscal years ended June 30, 2006 and 2007, we received royalty payments of $5.1 million and $6.9 million, respectively, from Merz on sales of Namenda/Ebixa.

XERECEPT

Through November 2005, we had developed XERECEPT, a synthetic preparation of the natural human peptide, Corticotropin-Releasing Factor, as a potential treatment for peritumoral brain edema, or swelling around brain tumors. In April 1998, XERECEPT received orphan drug designation for this indication from the FDA. Orphan drug designation provides the first product approved for a given indication with seven years of market exclusivity and makes the recipient eligible to receive Orphan Drug Grants to fund clinical research. However, if a competing product receives FDA approval for peritumoral brain edema before XERECEPT is approved, then that product would receive seven years of market exclusivity for this indication.

In November 2005, we sold all of our worldwide rights and assets related to XERECEPT to two subsidiaries of Celtic Pharmaceuticals. Pursuant to that agreement, we received initial payments of $33 million. We are also entitled to receive up to an additional $15 million in payments upon the achievement of certain regulatory objectives, and, if XERECEPT is approved for commercial sale, we are entitled to receive profit-sharing payments on sales in the United States and royalties on sales elsewhere in the world. We also entered into a collaboration and services agreement with Celtic, pursuant to which we provide certain services in connection with the development of XERECEPT, with the Celtic entities reimbursing us for our direct costs. Since its acquisition of the rights to XERECEPT, Celtic has assumed control over the continued development of the compound, including the two Phase 3 clinical trials that we had initiated. Recently, we have been in discussions with Celtic about reducing the scope of our services under our agreement with Celtic, and we expect that we will significantly reduce or terminate our services to Celtic in fiscal 2008.

Competition

We face significant competition from various other biopharmaceutical companies, as well as government-sponsored entities such as the National Institute of Neurological Disorders and Stroke, or NINDS, with respect to the development of drug candidates for the treatment of central nervous system conditions, including acute ischemic stroke. Many of the companies involved in these research and development activities and the manufacture, commercializing and/or distribution of products that compete with Viprinex and any other product candidates that we may develop have substantially greater financial, research and development, manufacturing, sales and marketing and distribution resources and experience than NTI.

In stroke, our primary competitor is Genentech, Inc., which markets Activase, or rt-PA, the only currently approved drug treatment for acute ischemic stroke, in the United States and Europe, as well as other markets throughout the world, such as South Africa and Israel. In addition, Forest Laboratories, Inc. and its development partner PAION AG recently reported top line results of their Phase 3 study of Desmoteplase, a fibrinolytic compound similar to rt-PA, for the treatment of stroke. Although the results of the trial were negative, it is not clear whether Forest or PAION AG will continue development of Desmoteplase after the data is further analyzed. We also face competition from Nuvelo, Inc., which commenced a Phase 2 trial of alfimeprase, a fibrinolytic compound for the treatment of acute ischemic stroke, in 104 patients in June 2007.

In addition, the NINDS is currently conducting a number of stroke trials, including a Phase 3 trial of Albumin in 1,800 patients for acute ischemic stroke. Albumin is considered a potential neuroprotectant that we believe will be used in combination with a reperfusion agent. The study is expected to complete enrollment in December 2009. The NINDS is also studying Tenecteplase, a reperfusion agent that has been approved for the treatment of acute myocardial infarction, or heart attack, in a Phase 2 clinical trial for acute ischemic stroke that will enroll 600 patients.

We also face competition from companies that are developing medical devices for the treatment of stroke. Concentric Medical, Inc., manufacturer of the Merci Retriever, recently received FDA approval of this mechanical device to be used to remove blood clots from blood vessels in the brain. This device is now under study in three different clinical trials by the NINDS to determine if this treatment approach improves stroke outcome.

Business Strategy

We are focused on developing drug candidates for the treatment of central nervous system conditions. Key elements of our strategy include:

•

Successfully completing the clinical development of Viprinex. We have designed our current clinical trials to establish that Viprinex has a better efficacy and safety profile than the only treatment currently available for acute ischemic stroke, rt-PA. These trials are designed to show that Viprinex can be safe and effective in treating patients with acute ischemic stroke when initiated within six hours of stroke onset, which would make Viprinex available to a significantly greater number of the 1.4 million people who suffer acute ischemic strokes in the United States and Europe annually than rt-PA, which must be administered within three hours of stroke onset.

•

Seeking a partner to commercialize Viprinex, but maintaining important co-promotion rights. We intend to partner with a major pharmaceutical company to commercialize Viprinex to address the large worldwide market for ischemic stroke and to seek to retain co-promotion rights in North America. By retaining these co-promotion rights, we expect to be able to secure a greater share of potential revenues from the commercialization of Viprinex.

•

Continuing to in-license and acquire new product candidates. We seek to in-license and acquire promising drug candidates that target major medical needs and that can be rapidly commercialized. We intend to continue to use the expertise of our experienced management team in advancing drug candidates through human clinical trials and the regulatory approval process. Our focus will continue to be on acquiring and developing later-stage CNS drugs, but we may acquire earlier-stage drug candidates in this area, if we believe our expertise could advance their development and they would complement our existing products.

Manufacturing and Supply

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of Viprinex. We rely on a small number of third-party manufacturers to produce our compounds and expect to continue to do so for our clinical requirements and for all of our commercial needs, if any. We do not have long-term agreements with any of these third parties for commercialization.

We require in our manufacturing and processing agreements that all third-party contract manufacturers and processors produce active pharmaceutical ingredients, or APIs, and finished products in accordance with cGMP regulations, and all other applicable laws and regulations. We maintain confidentiality agreements with potential and existing manufacturers in order to protect our proprietary rights related to our drug candidates.

Nordmark manufactures ancrod concentrate, the API in Viprinex, from the venom of the Malayan pit viper. After extracting the venom from the snakes, Nordmark dries the venom and uses a proprietary process that involves a series of chromatographic and filtration steps to produce a highly purified and concentrated solution of Viprinex. This purification process is designed to remove potential viruses and other toxic components of the snake venom. Nordmark currently has sufficient dried venom in inventory to manufacture the quantities of API needed to complete our Phase 3 clinical program and for initial market launch. Nordmark established a cGMP facility in Germany for the housing of our snakes and the purification and production of Viprinex.

Baxter Pharmaceutical Solutions, Inc., or Baxter, performs filling and finishing procedures to produce the final Viprinex product from the purified solution manufactured by Nordmark. The final product is prepared by diluting the concentrated Viprinex solution and aseptically filling the diluted bulk product into pre-sterilized glass vials.

Material Contracts

License of Rights to Viprinex from Abbott Laboratories

In July 2004, upon our acquisition of Empire, we acquired the rights to an exclusive royalty-bearing license from Abbott for Viprinex. Under this license, we have the exclusive worldwide rights to Viprinex for all human therapeutic indications.

Pursuant to the license from Abbott, we have an obligation to use commercially reasonable efforts to develop Viprinex for the treatment of acute ischemic stroke and, if Viprinex receives regulatory approval from the FDA, to market the product for that indication. We will be required to make milestone payments of up to an aggregate of $2.0 million, consisting of payments of (i) $500,000 upon receiving regulatory approval in the United States and (ii) $500,000 upon first approval in each of Europe, Latin America and Asia. We will also be required to make royalty payments to Abbott based on worldwide Viprinex sales. Our royalty obligations will terminate on a country-by-country basis as the applicable patents for Viprinex expire in each applicable country, which will generally occur between 2009 and 2017 depending on the patent and the country. To date, we have made no payments to Abbott under this agreement. Prior to our acquisition of the rights to Viprinex in July 2004, Empire had paid Abbott a total of $500,000 in license fees under this agreement.

The agreement will continue until terminated by either party. Abbott has the right to terminate the agreement only in the event of our breach, and we have the right to terminate the agreement for our convenience upon providing 90 days notice.

Other Agreements Related to Viprinex

In January 2006, we entered into an agreement with Nordmark, pursuant to which Nordmark established a snake farm and a purification unit for the supply of raw venom of the Malayan pit viper, the starting material for Viprinex. Under the agreement, both we and Nordmark are responsible for funding this effort, and we are obligated to make payments to Nordmark of €2.0 million (or approximately $2.5 million) towards the costs of the snake farm and purification unit, which are owned and operated by Nordmark. We are also obligated to pay Nordmark for certain operating costs until the commercialization of Viprinex. If, among other things, we abandon the development and/or commercialization of Viprinex before the end of 2010, we will be required to reimburse Nordmark for certain operating costs and make an additional payment of up to €2.8 million (or approximately $3.6 million). We have also agreed to pay for certain fully burdened costs and certain other expenses of Nordmark that total €5.3 million (or approximately $6.7 million).

In March 2005, we entered into a supply agreement with Nordmark, pursuant to which Nordmark supplies us with the Viprinex API. Pursuant to this agreement, we paid Nordmark €400,000 (or approximately $511,000) to purchase equipment for the development and manufacture of Viprinex. For the supply of the API, we are required to make periodic payments over the term of the contract totaling €7.3 million (or approximately $9.4 million) as work is performed. The agreement will continue until 2019, unless terminated earlier in accordance with the terms of the agreement.

In April 2005, we entered into a drug product development and clinical supply agreement with Baxter, pursuant to which we engaged Baxter to aseptically fill and package our Viprinex product into its finished form for development and clinical use. The term of the agreement will continue until Baxter completes product production, which is expected to be in August 2008, and the estimated amount payable by us pursuant to this agreement is approximately $834,000.

In July 2005, we entered into an agreement with SCIREX Corporation, or SCIREX, pursuant to which SCIREX serves as the clinical research organization supporting our Phase 3 clinical program for Viprinex. This agreement was amended in April 2006 and the scope of services to be performed by SCIREX was significantly reduced. The agreement, as amended, provides for aggregate payments to SCIREX of approximately $6.8 million over the term of the agreement, which will end upon the completion of the project in 2008 based on our current estimates.

In April 2007, we signed an agreement with ICON Clinical Research, Limited, or ICON, an international clinical research organization, to replace the function performed by our prior CRO in Europe. We currently estimate the cost related to ICON to be $8.9 million, including estimated pass-through costs.

Sale of Rights to XERECEPT to Celtic Pharma Holdings, L.P.

In November 2005, we sold all of our worldwide rights and assets related to XERECEPT to two subsidiaries of Celtic. Pursuant to that agreement, we received total initial payments of $33 million. We are also entitled to receive up to an additional $15 million in payments upon the achievement of certain regulatory objectives, and, if XERECEPT is approved for commercial sale, we are entitled to receive profit-sharing payments on sales in the United States and royalties on sales elsewhere in the world. We also entered into a collaboration and services agreement with Celtic, pursuant to which we continue to administer and procure third-party Phase 3 clinical development services in the United States related to XERECEPT, in exchange for reimbursement of such expenses incurred by us. This agreement expires in November 2011 unless earlier terminated by the parties in accordance with its terms. We are currently in discussions with Celtic about reducing the services to be provided under this agreement.

Royalty Rights to Memantine under Cooperation Agreement with Merz Pharmaceuticals GmbH

Pursuant to our 1998 strategic research and marketing cooperation agreement with Merz Pharmaceuticals GmbH, or Merz, and Children’s Medical Center Corp., or CMCC, we gave up the rights previously exclusively licensed to us by CMCC to patents covering memantine for the treatment of indications including neuropathic pain and AIDs-related dementia, and CMCC licensed those rights to Merz. In exchange, we and CMCC are entitled to share in revenues from sales of memantine in the United States and certain other countries for Alzheimer’s disease and any future sales from indications covered by the CMCC patents. As of the date of this prospectus, we have received approximately $28.1 million from Merz under this agreement.

We have no significant ongoing obligations under the agreement and rely on Merz and its marketing partners for the commercialization of memantine for Alzheimer’s disease and for the clinical development of memantine for other indications. If we conduct any further research and development on memantine or derivatives of memantine during the term of the agreement, Merz would have the right to license any inventions resulting from such research and development, and we and Merz would be required to negotiate in good faith the payment to us of a share of the revenues received by Merz from the commercialization and marketing of any such products. We currently have no plans to develop memantine that would trigger these obligations.

The agreement will expire on a country-by-country basis on the later of ten years after the first commercial sale of a covered product or the last to expire patent covering products in that country. Merz or CMCC can terminate the agreement upon six months’ notice in the event that Merz or its marketing partners do not continue to develop memantine for neuropathic pain or another indication covered by the

CMCC patents. Forest and Merz have informed us that they do not plan to pursue further development of memantine for neuropathic pain or the other CMCC indications. We, Merz and CMCC are discussing options for the development of memantine for the indications covered by the CMCC patents and other possible changes to our agreement.

Patents

We hold the exclusive worldwide marketing rights to Viprinex through a license from Abbott, which we acquired with our purchase of Empire in July 2004. Viprinex is protected by three patents covering the composition of matter and synthesis of the compound.

The patent position of biotechnology firms generally is highly uncertain because:

•	patents involve complex legal and factual issues that have been the subject of much litigation;

•	no consistent policy has emerged from the United States Patent and Trademark Office regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents; and

•	others may independently develop similar products, duplicate any of our potential products, or design around the claims of any of our potential patented products.

In addition, because of the time delay in patent approval and the secrecy afforded United States patent applications, we do not know if other applications, which might have priority over our applications, have been filed.

As a result of all of these factors, there can be no assurance that patent applications relating to our potential products or processes will result in patents being issued, or that patents, if issued, will provide protection against competitors who successfully challenge our patents, obtain patents that may have an adverse effect on our ability to conduct business, or be able to circumvent our patent position.

A number of pharmaceutical and biotechnology companies and research institutions have developed competing technologies and may have patent rights that conflict with our patent rights. If such a conflict were to develop, the scope of our patent rights could be limited, and we may be unable to obtain additional patent rights needed to permit the continuing use of the subject technologies.

In addition to patent protection, we rely upon trade secret protection for our confidential and proprietary information. It is our policy that each employee enter into a confidentiality agreement which contains provisions generally prohibiting the disclosure of confidential information to anyone outside NTI and requiring disclosure to us of ideas, developments, discoveries or inventions conceived during employment and assignment to us of proprietary rights to such matters related to our business and technology. However, it is possible that these agreements could be breached. In addition, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology.

Government Regulation

Governmental authorities in the United States and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of drug and biological products. In order to clinically test, produce, and market products for therapeutic use, a company must comply with mandatory procedures and safety standards established by the FDA and comparable agencies in foreign countries. Drug and biological products must be approved by the FDA before they may be legally marketed in the United States.

In the United States, the FDA regulates drugs and some biologics under the Federal Food, Drug, and Cosmetic Act, or FDCA, and other biologics under the Public Health Service Act, and implementing regulations. Failure to comply with the applicable regulatory requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or seizures, total or partial suspension of production or distribution, injunctions, fines, restitution, disgorgement, civil penalties or criminal prosecution. Any agency or judicial enforcement action would have a material adverse effect on us.

A company generally must conduct preclinical laboratory tests, animal studies and formulation studies of new pharmaceutical products according to Good Laboratory Practices prior to the commencement of clinical studies involving humans. These studies evaluate the potential efficacy and safety of the product. The company then submits the results of these studies, together with manufacturing information and analytical data, to the FDA as part of an investigational new drug application, or IND, which must become effective before clinical testing in humans can begin.

Typically, human clinical evaluation involves a time-consuming and costly three-phase process that may overlap:

•	In Phase 1, a company conducts clinical trials with a small number of subjects to determine a drug’s early safety profile, dosage tolerance and its pharmacokinetic pattern.

•

In Phase 2, a company conducts clinical trials with a limited number of patients afflicted with a specific disease in order to determine preliminary effectiveness, optimal dosages and further evidence of safety.

•

In Phase 3, a company conducts large-scale, well-controlled, multi-center trials with patients afflicted with a target disease in order to provide enough data to demonstrate the effectiveness and safety required by the FDA prior to commercialization.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with Good Clinical Practices, or GCP. An Institutional Review Board, or IRB, at each institution participating in the clinical trial must review and approve the plan for a clinical trial before it commences at that institution. Each new clinical protocol must be submitted to the FDA as part of the IND. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. The FDA closely monitors the progress of each phase of clinical testing. The FDA, IRB or the sponsor may, at its discretion, re-evaluate, suspend, or terminate testing based upon the data accumulated to that point and the assessment of the risk/benefit ratio to patients.

The results of the preclinical and clinical testing, along with the descriptions of the manufacturing process, analytical data on the drug, proposed labeling and other relevant information are submitted to the FDA in the form of a new drug application, or NDA, in the case of a new drug, or a biologic license application, or BLA, in the case of new biologic, for approval prior to commercialization.

The submission of an NDA or BLA is subject to the payment of user fees, but a waiver of such fees may be obtained under certain limited circumstances. The FDA reviews all NDAs and BLAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA or BLA for filing in which case the application must be resubmitted with the additional information. Once the application is accepted for filing, the FDA reviews it to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacture is cGMP-compliant.

The approval process is lengthy and difficult and the FDA may refuse to approve an NDA or BLA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the application does not satisfy the criteria for approval. Failure to receive approval for any of our potential products would have a material adverse effect on us. Among the requirements for product approval is the requirement that each domestic manufacturer of the product conform to the FDA’s cGMP regulations, which must be followed at all times. Before approving an NDA or BLA, the FDA will inspect the facility or facilities where the product is manufactured and tested. Compliance with the cGMP regulations requires that manufacturers continue to expend time, money and effort in the area of production and quality control to ensure full compliance. Even if a product receives regulatory approval, the approval may be significantly limited to specific diseases or dosages or the indications for use may otherwise be limited which could restrict the commercial application of the product. Also, a postmarket testing and surveillance program may be required to continuously monitor a product’s usage and effects in patients.

Once the sale of a product is approved, FDA regulations continue to govern the manufacturing process and marketing activities, including requirements relating to, among other things, record-keeping, reporting of adverse experiences with the product, providing updated safety and efficacy information, drug sampling and distribution, labeling, and advertising and promotion. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. Drug manufacturers and their subcontractors are required to register their manufacturing facilities with the FDA and some state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP and other laws. Future inspections may identify compliance issues that may disrupt production or distribution, or require substantial resources to correct. Product approvals may be suspended or withdrawn if compliance with regulatory requirements or standards is not maintained or if previously unknown problems with a product are discovered.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sale and distribution of our products. Whether or not we obtain FDA approval for a product, foreign regulatory approval of a product must also be obtained prior to marketing the product internationally. Foreign regulatory requirements and approval procedures vary from country to country. The time required for approval may delay or prevent marketing in certain countries. In certain instances, we or our collaborative partners may seek approval to market and sell certain products outside of the United States before submitting an application to the FDA for U.S. approval. The clinical testing requirements and the time required to obtain foreign regulatory approvals may differ from those required for FDA approval.

Reimbursement

Sales of biopharmaceutical products in the United States depend in significant part on the availability of reimbursement from third-party payors, including government health authorities, managed care providers, private health insurers and other organizations. We anticipate that third-party payors will provide reimbursement for any products for which we obtain regulatory approval. It will be time consuming and expensive for us to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

Different pricing and reimbursement schemes exist in other countries. In some foreign countries, including most countries in Europe, proposed pricing must be approved before a drug or biological product may be lawfully marketed. In these countries, pricing negotiations with governmental authorities can take considerable time and delay the marketing of a product.

Employees

As of March 31, 2007, we employed 32 people, of whom 30 were full-time employees. Additionally, we use consultants to complement our staffing as needed. Our employees are not subject to any collective bargaining agreements, and we regard our relations with employees to be good.

Legal Proceedings

While we are not currently a party to any material pending legal proceedings, from time to time we are named as a party to lawsuits in the normal course of our business. Litigation, in general, and intellectual property litigation, in particular, can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings are difficult to predict.

Properties

Our executive offices are located in a 9,650 square foot facility in Emeryville, California. The lease for that facility runs through November 2010. We also lease approximately 5,900 square feet of office space in Edgewater, New Jersey, where our operations relating to the development of Viprinex are based. The lease for that facility runs through October 31, 2009. We believe that our existing facilities are adequate to meet our needs for the foreseeable future.

Available Information and Website Address

Our website address is www.ntii.com. We make available free of charge through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports as soon as reasonably practicable after filing, with the SEC. They also may be obtained directly from the SEC’s website, www.sec.gov. The contents of our website are not incorporated by reference into this prospectus.

MANAGEMENT

Directors and Executive Officers

The following table sets forth, as of August 13, 2007, information about our directors and executive officers:

Name	Age	Position(s)
Paul E. Freiman.	73	President and Chief Executive Officer and Director
Craig W. Carlson	59	Vice President, Finance and Chief Financial Officer
David E. Levy, M.D	66	Vice President, Clinical Development
Karl G. Trass	47	Vice President, Regulatory Affairs & Quality Assurance
Warren W. Wasiewski, M.D.	55	Vice President, Clinical Programs
Abraham E. Cohen (2)	71	Chairman of the Board of Directors
Enoch Callaway, M.D. (3)	83	Director
Ronald E. Cape, Ph.D. (2)(3)	74	Director
Theodore L. Eliot, Jr.(1)(2)	79	Director
William A. Fletcher	60	Director
F. Van Kasper (1)	70	Director
Abraham D. Sofaer (1)(2)(3)	69	Director
John B. Stuppin	73	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Paul E. Freiman joined us as a director in April 1997 and was elected President and Chief Executive Officer in May 1997. He is the former chairman and chief executive officer of Syntex Corporation, where he was instrumental in the sale of Syntex to Roche Holdings for $5.3 billion. At Syntex, he was responsible for moving Syntex’s lead product, Naprosyn, to over-the-counter status, where it is now marketed by Proctor & Gamble as Aleve. Mr. Freiman currently serves as chairman of the board of SciGen Pte. Ltd. and serves on the boards of Penwest Pharmaceutical Co., Calypte Biomedical Corporation, Otsuka America Pharmaceuticals, Inc. and NeoPharm, Inc. He has been chairman of the Pharmaceutical Manufacturers Association of America, or PhARMA, and has also chaired a number of key PhARMA committees. Mr. Freiman is also an advisor to Burrill & Co., a San Francisco merchant bank. Mr. Freiman holds a B.S. degree from Fordham University and an honorary doctorate from the Arnold & Marie Schwartz College of Pharmacy.

Craig W. Carlson joined us as Vice President, Finance and Chief Financial Officer in July 2006. From December 2005 until joining NTI, Mr. Carlson was employed as a business consultant, primarily focused on advising a private biotechnology company. Prior to that, Mr. Carlson was employed with Cygnus, Inc., where he held several executive-level positions, including Chief Financial Officer and Chief Operating Officer, beginning in 1993 until the company’s acquisition by Animas Corporation in April 2005. At Cygnus, a developer and manufacturer of an automatic and non-invasive glucose monitor, Mr. Carlson’s primary responsibilities included financial and accounting management, SEC reporting, Sarbanes-Oxley compliance, capital raising, as well as overseeing U.S. and international sales and marketing, business development and investor relations functions. He serves on the board of directors of Orthogene, Inc., a private biopharmaceutical company. Mr. Carlson holds an M.B.A. degree from Stanford University, a M.S. degree from Hofstra University and a B.A. degree from Union College, Schenectady, NY.

David E. Levy, M.D. was appointed as our Vice President, Clinical Development in September 2004 following our acquisition of Empire Pharmaceuticals. From June 2003 to August 2004 Dr. Levy was international project team leader at Eisai Medical Research, Inc. where he directed a clinical program to develop a novel, new therapy in Alzheimer’s disease as well as acute ischemic stroke programs. He was a co-founder of Empire Pharmaceuticals and previously served as an advisor to Empire Pharmaceuticals and as senior director of medical research at DOV Pharmaceutical, Inc., where he directed several clinical development programs from June 2001 to May 2002. From 1991 to 2001, Dr. Levy was with Knoll Pharmaceuticals, serving initially as senior director and therapeutic head of clinical CNS and then as senior director of cardiovascular/ internal medicine. Dr. Levy served as executive vice chair of neurology from 1988 to 1991 at Weill-Cornell Medical College and New York Presbyterian Hospital and continues to serve as adjunct associate professor of neurology and adjunct associate attending neurologist at these institutions. Dr. Levy is a fellow of the American Academy of Neurology, the American College of Physicians, and the Stroke Counsel of the American Heart Association. Dr. Levy holds a B.A. degree from Harvard College and an M.D. degree from Harvard Medical School.

Karl G. Trass was appointed as our Vice President, Regulatory Affairs & Quality Assurance in September 2005. Mr. Trass has over thirteen years of regulatory affairs experience, including supervising the preparation and filing of both new drug applications and biologics applications, which resulted in four compounds receiving FDA marketing approval. Mr. Trass has extensive experience in a variety of therapeutic areas, including oncology and cardiovascular, and has had significant regulatory experience outside of the United States. From March 2004 to October 2004, Mr. Trass was Director of Regulatory Affairs with Sangamo BioSciences. He held the same position at Gilead Sciences, Inc. in Foster City, California from January 2003 to July 2003, and was Associate Director of Regulatory Affairs for Tularik, Inc. from December 2000 to December 2002. Earlier, he was Senior Manager for Regulatory Affairs at Genentech, Inc. and Senior Associate for Regulatory Affairs with Syntex of Palo Alto. Mr. Trass holds a B.S. degree from Indiana University.

Warren W. Wasiewski, M.D. was appointed as our Vice President, Clinical Programs in February 2007. He is a board certified pediatric neurologist with an extensive clinical career, including 19 years in pediatric neurology. Prior to joining NTI, Dr. Wasiewski was employed with AstraZeneca LP from December 2001 to February 2007, where he began as an Associate Medical Director and was promoted to Senior Medical Director of Clinical Research CNS/Emerging Products. Before joining AstraZeneca, Dr. Wasiewski was Chairman of Pediatrics at Lancaster General Hospital from 1998 to 2001, and from 1991 to 2001 he was a Consultant Neurologist at Pediatric Neurology Associates in Lancaster, Pennsylvania, a practice he founded in 1991. Prior to founding Pediatric Neurology Associates he was an assistant professor of pediatrics at Penn State Medical School in Hershey, Pennsylvania. Among his professional affiliations, Dr. Wasiewski is a Fellow of the American Academy of Neurology, Fellow of the American Academy of Pediatrics, a member of Alpha Omega Alpha the national Medical Honor Society and a member of the American Heart Association. He is widely published in areas of disease of the central nervous system including migraine and stroke.

Abraham E. Cohen has been a director since March 1993 and has been Chairman of the Board since August 1993. From 1982 to 1992, Mr. Cohen served as Senior Vice President of Merck & Co., or Merck, and from 1977 to 1988 as President of the Merck Sharp & Dohme International Division, or MSDI. While at Merck, he played a key role in the development of Merck’s international business, initially in Asia, then in Europe and, subsequently, as President of MSDI, which manufactures and markets human health products outside the United States. Since his retirement from Merck and MSDI in January 1992, Mr. Cohen has been active as an international business consultant. He was a director of Agouron Pharmaceuticals, Inc. until its merger with Warner-Lambert Company. He is currently Chairman and President of Kramex Corporation and serves as a director of four other public companies: Akzo Nobel N.V., Chugai Pharmaceutical Co., Teva Pharmaceutical Industries, Ltd. and Vasomedical, Inc.

Enoch Callaway, M.D. is one of our founders and has served as a director since September 1987. Dr. Callaway previously served as chairman of our Board of Directors from September 1987 to November 1990, as co-chairman of the Board from November 1990 until August 1993, as Vice President from

September 1988 until August 1993 and as our Secretary from September 1988 until September 1991. Dr. Callaway has been Emeritus Professor of Psychiatry at the University of California, San Francisco since 1986, where he also served as Director of Research at the Langley Porter Psychiatric Institute from 1959 to 1986. Dr. Callaway was Staff Psychiatrist, SFVAMC, 1996-1997. He is a member of the Institutional Review Board for SAM Technologies, Inc. and Abratek, Inc.

Ronald E. Cape, Ph.D. has been a director since November 2004 and previously served as a consultant to us since our founding. Dr. Cape has worked in the biotechnology industry for more than 30 years and currently serves as a consultant for several public and private biotechnology companies. He co-founded Cetus Corporation in 1971 and served as chairman for 20 years and Chief Executive Officer for 13 years until Cetus merged with Chiron Corporation in 1991. Cetus was a pioneer in genetic engineering, developing a technology that was ultimately awarded a Nobel Prize. Dr. Cape was the founding chairman of Darwin Molecular Corporation, which was later sold to Chiroscience plc. Dr. Cape serves on the board of EntreMed, Inc. , a clinical-stage pharmaceutical company focused on developing multi-mechanism oncology drugs. He also serves as a director for several privately held companies, including Caprion, Inc., Neugenesis Corp. and PureTech Ventures LLC. Dr. Cape was a founding member of the Industrial Biotechnology Association (now the Biotechnology Industry Organization or BIO), where he served as President from 1983 until 1985. Dr. Cape is a fellow of the American Academy of Arts and Sciences, the American Academy of Microbiology and the American Association for the Advancement of Science and has served as a board member of a number of arts and charitable organizations, including the San Francisco Opera. He has also served on the boards of Princeton University, Rockefeller University, the Whitehead Institute at M.I.T. and the Board of Regents at the National Library of Medicine, NIH. He holds an A.B. degree from Princeton University, an M.B.A. degree from Harvard University and a Ph.D. degree in biochemistry from McGill University.

Theodore L. Eliot, Jr. has served as a director of the Company since August 1992. Previously, he served as a director of the Company from September 1988 until April 1992, and as a Vice President of the Company from September 1988 until September 1991. Mr. Eliot retired from the United States Department of State in 1978, after a 30-year career in which he held senior posts in Washington and was Ambassador to Afghanistan. He was Dean of the Fletcher School of Law and Diplomacy from 1978 to 1985 and a director of Raytheon Co. from 1983 to 1998. He is currently a director of several non-profit organizations. Mr. Eliot holds B.A. and M.P.A. degrees from Harvard University.

William A. Fletcher has served as a director since February 2007. Most recently, Mr. Fletcher was Chairman—North America of Teva Pharmaceutical Industries Ltd. since December 2004. Prior to that, he was President & CEO of Teva’s North American activities from 1985 until the end of 2004. Mr. Fletcher served as Vice President, Sales and Marketing of the Pennsylvania based Lemmon Company (1980 to 1983) and then as President (1983-1985) following the company’s acquisition by Teva and WR Grace. Prior to 1980, Mr. Fletcher was Business Development Manager and International Marketing Manager of Synthelabo, a pharmaceutical subsidiary of L’Oreal in Paris. From 1970 to 1977 he served in various international sales and marketing positions for Hoffman-LaRoche. Mr. Fletcher graduated in International Marketing from Woolwich Polytechnic, London (now Greenwich University) in 1969. He serves as a board member for several Teva subsidiary companies in North America and Europe, and is a director of Sportwall International Inc., a growth company in the interactive fitness industry.

F. Van Kasper has been a director since January 2004. Mr. Kasper served as Chairman of Wells Fargo Securities, the institutional brokerage and investment bank for Wells Fargo and Company, prior to his retirement in March 2003. Mr. Kasper entered the brokerage business in 1964 with Merrill Lynch and Co., Inc. and in 1978 co-founded Van Kasper and Company, a regional investment bank. As Chairman and Chief Executive Officer of Van Kasper, he guided its growth from a handful of employees to a bank with over 350 employees in 15 offices in 4 states when it was sold in 1999. During his investment career, Mr. Kasper was elected as a Governor of the National Association of Securities Dealers and as a Director

and Vice Chairman of the Securities Industry Association. Mr. Kasper is active in the San Francisco, California area non-profit community, most recently as a director and member of the Investment Committee for the University of California San Francisco Foundation and serves as Chairman Emeritus for San Francisco’s Exploratorium Museum. Mr. Kasper holds a B.S. degree from California State University.

Abraham D. Sofaer has served as a director since April 1997. Mr. Sofaer is the first George P. Shultz Distinguished Scholar & Senior Fellow at the Hoover Institution, Stanford University, appointed in 1994. He has also been a Professor of Law (by courtesy) at Stanford Law School. From 1990 to 1994, Mr. Sofaer was a partner at the law firm of Hughes, Hubbard & Reed in Washington, D.C., where he represented several major U.S. public companies. From 1985 to 1990, he served as the Legal Adviser to the United States Department of State, where he was principal negotiator on several international disputes. From 1979 to 1985, he served as a federal judge in the Southern District of New York. Mr. Sofaer is registered as a qualified arbitrator with the International Chamber of Commerce (ICC) of Arbitration Committee and the American Arbitration Association and is a member of the National Panel of the Center for Public Resolution of Disputes (CPR). Mr. Sofaer is on the board of directors of Gen-Probe, Inc., and Rambus, Inc. and the International Advisory Committee of Chugai Biopharmaceuticals, Inc. He is president of the American Friends of the Koret Israel Economic Development Fund and a director of the Koret Foundation. He also serves as Chairman of the National Museum of Jazz in Harlem. Mr. Sofaer holds a B.A. degree from Yeshiva College and a L.L.B. degree from New York University.

John B. Stuppin is one of our founders and has served as a director since September 1988. From September 1987 until October 1990, Mr. Stuppin served as our President, from November 1990 to August 1993 as co-chairman of the Board, from October 1990 until September 1991 as our Executive Vice President, and from April 1991 until July 1994 as our Treasurer. He also served as our acting Chief Financial Officer from our inception through December 1993 and served as a part-time employee in a business development capacity from December 1990 to December 2005. Mr. Stuppin is an investment banker and a venture capitalist. He has over 40 years experience in the start up and management of companies active in emerging technologies and has been the president of a manufacturing company. He is chairman of the board of Energy Focus, Inc. Mr. Stuppin holds an A.B. degree from Columbia University.

Director Independence

Our Board of Directors annually determines the independence of each of our directors and nominees in accordance with the independence standards set forth in the NASDAQ Marketplace Rules. These rules provide that “independent” directors are those who are independent of management and free from any relationship that, in the judgment of the Board of Directors, would interfere with their exercise of independent judgment. No director qualifies as independent unless the Board affirmatively determines that the director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Members of the audit committee must be independent and must also satisfy a separate independence requirement pursuant to the Securities Exchange Act of 1934, as amended, which requires that they may not accept directly or indirectly any consulting, advisory or other compensatory fee from us, other than their directors’ compensation.

Based on its review, our Board of Directors has determined that all directors, other than Messrs. Freiman and Stuppin, are “independent directors” as defined by the rules of The NASDAQ Stock Market. In making its determination regarding the independence of the non-employee directors, the Board considered, among other things, the stock holdings of the non-employee directors and to what extent such holdings may affect their ability to exercise independent judgment. None of these independent directors is a party to any transaction, relationship or arrangement not disclosed pursuant to Item 404(a) of Regulation S-K. There are no family relationships among any of our directors or executive officers.

Board Committees

Our Board of Directors has standing audit, compensation, and nominating and corporate governance committees. The composition and primary responsibilities of each committee are described below.

Audit Committee

Our audit committee is comprised of Messrs. Kasper (Chairman), Eliot, Jr. and Sofaer. Our audit committee oversees the accounting and financial reporting processes of the Company and audits of our financial statements and reviews the effectiveness of our internal control over financial reporting. In that regard, the audit committee’s responsibilities are, among other things, to appoint and provide for the compensation of our independent registered public accounting firm, to oversee and evaluate their performance, to review our interim and annual financial statements, independent audit reports and management letters, and to perform other duties specified in the charter of the audit committee. Our Board of Directors has determined that all members of the audit committee satisfy the current independence standards promulgated by both The NASDAQ Stock Market (including independence standards for audit committee members) and the SEC. The Board has also determined that Mr. Kasper is an audit committee financial expert, as the SEC has defined that term in Item 401 of Regulation S-K.

Compensation Committee

Our compensation committee is comprised of Messrs. Cohen (Chairman), Eliot and Sofaer and Dr. Cape. Our compensation committee assists the Board of Directors with respect to compensation for our executive officers and independent directors and administers our equity-based compensation plans. In that regard, the compensation committee’s responsibilities are, among other things, to determine the level and form of compensation for our executive officers, including the Chief Executive Officer, and directors, to oversee administration of our equity incentive plans, to report annually to our stockholders on executive compensation, and to perform other duties specified in the charter of the compensation committee. Our Board of Directors has determined that all members of the compensation committee satisfy the current independence standards promulgated by The NASDAQ Stock Market.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Drs. Cape (Chairman) and Callaway and Mr. Sofaer. Our nominating & corporate governance committee identifies, evaluates and recommends individuals for election as directors at each annual or special meeting of the stockholders, oversees the evaluation of the Board’s performance, develops and recommends to the Board corporate governance guidelines, and provides oversight with respect to corporate governance and ethical conduct. Procedures for the consideration of director nominees recommended by stockholders are set forth in our amended and restated bylaws. Our Board of Directors has determined that all members of the nominating & corporate governance committee satisfy the current independence standards promulgated by The NASDAQ Stock Market.

Charters for our audit committee, compensation committee, and nominating and corporate governance committee are posted on our website at www.ntii.com.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee was, during fiscal 2007, an officer or employee of the Company, nor was any member of the compensation committee formerly an officer of the Company. No executive officer of the Company served (i) as a member of the compensation committee (or board of directors serving the compensation function) of another entity, one of whose executive officers served on the compensation committee or (ii) as a member of the compensation committee (or board of directors serving the compensation function) of another entity, one of whose executive officers served on our Board of Directors.

Executive Compensation

Compensation Discussion and Analysis

The following compensation discussion and analysis describes the material elements of compensation awarded to, earned by, or paid in fiscal 2007 to each of the executive officers identified below in the Summary Compensation Table (the “named executive officers”). The compensation committee assists our Board of Directors in the discharge of its responsibilities regarding compensation of our executives, including the named executive officers. Our Chief Executive Officer makes recommendations to the compensation committee regarding the corporate goals and objectives relevant to executive compensation and executives’ performance in light of such goals and objectives, and recommends the executives’ compensation levels to the compensation committee based on such evaluations. The compensation committee, after considering the recommendations of the Chief Executive Officer, then makes recommendations to our Board of Directors for final approval.

Compensation Philosophy and Objectives

Our compensation program is designed to attract, inspire, motivate, and reward executives responsible for attaining the financial and strategic objectives essential to our long-term success and growth in stockholder value. The key objectives of the compensation program are to:

•	attract and retain executives who are talented, qualified, and capable of achieving our business objectives;

•	inspire and motivate executives to achieve operating goals through an emphasis on performance-based compensation;

•	provide a strong, direct link between our financial and strategic goals and executive compensation;

•	align the interests of our executives and stockholders; and

•	fairly reward executives for their efforts.

The compensation committee evaluates individual executive performance with a goal of setting compensation at levels the committee believes are comparable with executives in other companies of similar size and stage of development operating in the biopharmaceutical industry, while taking into account our relative performance and our own strategic goals. We strive to provide a total compensation package to senior management that is competitive in the marketplace, recognizes individual performance, and provides opportunities to earn rewards based on achievement of short-term and long-term corporate objectives.

In the biopharmaceutical industry, many traditional measures of corporate performance, such as earnings per share or sales growth, may not readily apply in reviewing performance of executives. Because of our current stage of development, we have not used profitability or short-term market value of our stock as a significant factor in review of executives’ performance and setting compensation. As such, we evaluate other indications of performance, such as progress of our drug development programs and corporate development activities, our success in recruiting and retaining highly qualified personnel and our success in securing capital sufficient to enable us to continue drug development activities. These considerations necessarily involve an assessment by the compensation committee of both individual and corporate performance.

The primary elements of our executive compensation program are (i) base compensation or salary, (ii) annual cash bonuses, and (iii) equity-based awards granted pursuant to our 2003 Equity Incentive Plan. In addition, we provide our executive officers a variety of benefits that are available generally to all salaried employees, including participation in our 2003 Employee Stock Purchase Program. We view these components as related but distinct. The compensation committee determines the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with recruiting and retention goals, its view of internal equity and consistency, and individual performance. We believe that, as is common in the biotechnology and pharmaceutical industries, stock-based awards, salary, and cash bonuses are all necessary to attract and retain employees. We have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and short-term compensation, or between cash and non-cash compensation.

Competitive Market; Benchmarking

While we do not believe that it is appropriate to establish compensation levels solely based on benchmarking, we believe that information regarding pay practices at other companies is nevertheless useful in two respects. First, we recognize that compensation practices must be competitive in the marketplace. Second, independent marketplace information is one of the many factors that we consider in assessing the reasonableness of compensation. Accordingly, although our compensation committee has not retained a compensation consultant to review our policies and procedures with respect to executive compensation, the committee conducts an annual benchmark review of the base salaries of our executive officers. This review is based on the Radford Global Life Sciences Survey, an independent third-party survey of executive compensation of life sciences companies, in which we participate. The compensation committee benchmarks the base salaries of our executive officers against the median current compensation paid by more than 500 public or private pharmaceutical, biotechnology and medical device companies of all sizes located throughout the United States and in California. For fiscal 2008, the compensation committee expects to use Equilar, a service that provides online access to all public company SEC filings, as an additional resource in its annual benchmark review. Equilar allows users to benchmark according to user-customized peer groups defined by industry, location, size and other parameters.

Additionally, the compensation committee conducts an annual benchmark review of the benefits of our executive officers, based on the Radford Benefits Survey. This survey provides data on cost of benefits, health and welfare plans, flexible benefits, retirement plans, paid time off, HR practices, relocation practices and other benefits.

At each of its September 2005 and 2006 meetings, our compensation committee decided to set executive officers’ salaries at a level that was at or near the 50th percentile of salaries of executives with similar roles at comparable companies participating in the relevant Radford Global Life Sciences Survey. Our compensation committee believes that the 50th percentile for base salaries is the minimum cash compensation level that would allow us to attract and retain talented officers. The compensation committee’s choice of this percentile reflected consideration of our stockholders’ interests in paying what was necessary, but not significantly more than necessary, to achieve our corporate goals, while conserving cash and equity as much as practicable. We believe that, given the industry in which we operate and the corporate culture that we have created, base compensation at the 50th percentile is generally sufficient to retain our current executive officers and to hire new executive officers when and as required. Salaries for all employees, including the executive officers, are reviewed and approved effective September 1 each year. Executive officer salaries are reviewed and approved by our Board of Directors after taking into consideration the recommendations of the compensation committee.

Compensation Elements

Base Salary. We seek to provide our executive officers with competitive annual base salaries in order to attract and retain talented individuals. The base salary component of our executive officer compensation program is not designed to incentivize our near-term performance (as performance-based cash bonuses are designed to do), but rather to provide the baseline level of compensation to executive officers. In most cases, the base salary component will represent the largest annual form of compensation to executive officers, although we have no formal policy regarding the allocation between base salary and other forms of compensation. In making decisions regarding base salary levels, the compensation committee will consider and evaluate the total compensation package, including possible performance-based cash bonuses and periodic equity awards, received or to be received by a particular executive officer, and seek to ensure that the executive officer’s total compensation package is fair, reasonable and competitive. In determining appropriate salary levels for a given executive officer, the compensation committee considers the following factors:

•	individual performance of the executive, as well as our overall performance, during the prior year;

•	level of responsibility;

•	breadth, scope, and complexity of the position;

•	internal review of the executive’s compensation relative to other executives to ensure internal equity; and

•	executive officer compensation levels at other similar companies to ensure competitive compensation.

Salaries for executive officers are determined on an individual basis at the time of hire and are set to be competitive with comparable businesses in our industry. Adjustments to base salary are considered annually in light of each officer’s performance, our performance and compensation levels at other companies within our industry, as well as upon promotion or other change in job responsibilities. The Chief Executive Officer assists the compensation committee in its annual review of the base salaries of other executive officers based on the foregoing criteria.

The base salaries actually paid to each of the named executive officers in fiscal 2007 is set forth below in the Summary Compensation Table.

Cash Bonus. We also provide executive officers with discretionary annual cash bonuses, which are specifically designed to reward executives for our overall performance as well as their individual performance in a given year. The compensation committee considers the performance of the officer, as well as our performance, for the preceding fiscal year in deciding whether to award a discretionary bonus and, if one is to be awarded, the size of the bonus. All cash bonuses are awarded retrospectively. We have no formal policy regarding the payment of discretionary cash bonuses, and such bonuses are only paid if and when the compensation committee or the Board deems appropriate based upon the circumstances. Such cash bonuses are not tied to the achievement of any specific predetermined performance goals, but are based on an executive officer’s overall performance during a given period of time.

Upon completion of fiscal 2007, the compensation committee assessed our performance against the achievement of corporate performance goals. The compensation committee then assessed our Chief

Executive Officer’s individual accomplishments as well as the individual accomplishments for each executive as recommended by the Chief Executive Officer. On September 19, 2006, the compensation committee approved the following annual cash bonus awards for individual and our overall performance during fiscal 2006.

Name	Bonus for Fiscal 2006
Paul E. Freiman	$250,000
Lisa U. Carr, M.D., Ph.D.	55,000
Craig W. Carlson	—	(1)
David E. Levy, M.D.	37,500
Karl G. Trass	58,500

(1)	Mr. Carlson did not join us until fiscal 2007.

We expect the compensation committee to approve cash bonuses, if any, for individual and our overall performance during fiscal 2007 in September 2007.

In certain cases, the compensation committee has awarded retention bonuses, which are generally only paid if the executive remains employed with us for a stated minimum period of time. No such retention bonuses were paid by us in fiscal 2007.

Equity Awards

Stock Options and Restricted Stock. As an additional component of our compensation program, executive officers are eligible to receive equity compensation in the form of stock options or restricted stock awards. The compensation committee grants stock options to executive officers to aid in their retention, to motivate them to assist with the achievement of corporate objectives and to align their interests with those of our stockholders by creating a return tied to the performance of our stock price. In determining the timing and size of stock option grants, the compensation committee considers the contributions and responsibilities of each executive, appropriate incentives for the promotion of our long-term growth, grants made to other executives in the industry holding comparable positions, our performance relative to corporate objectives, and recent growth or decline in stockholder value.

Under the terms of our 2003 Equity Incentive Plan, or the Plan, pursuant to which all new equity grants are now made, the exercise price of any stock options awarded under the Plan must be equal to 100% of the fair market value of our common stock (the closing sales price on The NASDAQ Capital Market) on the date of grant. We do not have any program, plan or obligation that requires us to grant equity awards on specified dates, although we usually make annual grants to existing officers and employees during the first quarter of each fiscal year and to new hires upon commencement of their employment, nor do we have in place any program, plan or practice to time stock option grants to our executive officers in coordination with the release of material nonpublic information. Stock option grants may occasionally be considered following a significant change in job responsibilities or to meet other special retention or performance objectives. No such grants were made during fiscal 2007. Authority to make equity grants to non-executive employees rests with the compensation committee. With respect to executive officers, recommendations for equity grants are made by our Chief Executive Officer to the compensation committee, which in turn makes recommendations to the Board for final approval. The compensation committee considers recommendations of the Chief Executive Officer in all such decisions, except for compensation of the Chief Executive Officer.

We believe that periodic equity awards serve as useful performance recognition mechanisms with respect to key employees, as most awards are subject to time-based vesting provisions. Typical stock option awards to executive officers (including the named executive officers) have a term of 10 years and vest and become exercisable over a period of four years. Occasionally the grant or vesting of a stock award may be made contingent on achievement of certain specific performance conditions. We believe that such periodic equity awards encourage executive officers to remain with us and also focus on our long-term performance.

The value of the shares subject to the fiscal 2007 option grants to executive officers is reflected in the Summary Compensation Table below and further information about these grants is reflected in the Grants of Plan-Based Awards table below.

Our 2003 Equity Incentive Plan also permits the awards of restricted stock. No restricted stock awards were granted to officers in fiscal 2007.

Employee Stock Purchase Plan. Our 2003 Employee Stock Purchase Plan, or the Purchase Plan, provides eligible employees, including executive officers, with the opportunity to purchase common stock at a discount through payroll deductions during defined six month accumulation periods. The price at which the stock is purchased is equal to the lower of 85% of the fair value of the stock on the last trading day before the commencement of the applicable offering period or 85% of the fair value of the common stock on the last trading day of the accumulation period. Participating employees may end their participation at any time during an offering period, and they will be paid their payroll deductions accumulated to that date. Participation ends automatically upon termination of employment and payroll deductions credited to the participating employee’s account are returned to such employee without interest. In fiscal 2007, Mr. Trass purchased 1,840 shares at a purchase price of $1.75 per share and 1,388 shares at a purchase price of $1.51 per share under the Purchase Plan. The remaining named executive officers did not purchase shares under the Purchase Plan in fiscal 2007.

Other Benefits

Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance, in each case on the same basis as other employees, subject to applicable law. We also provide vacation and other paid holidays to all employees, including executive officers, all of which we believe to be comparable to those provided at peer companies. These benefit programs are designed to enable us to attract and retain our workforce in a competitive marketplace. Health, welfare and vacation benefits ensure that we have a productive and focused workforce through reliable and competitive health and other benefits.

Our retirement savings plan (401(k) Plan) is a tax-qualified retirement savings plan, pursuant to which all employees, including the named executive officers, are able to contribute certain amounts of their annual compensation, subject to limits prescribed by the Internal Revenue Service. In fiscal 2007, we contributed $500 to the 401(k) accounts of each of the named executive officers, with the exception of Mr. Freiman.

Additionally, we have agreed to pay a $10,000 annual reimbursement for a portion of Dr. Levy’s professional insurance fees. We also maintain a furnished apartment in Edgewater, New Jersey for Dr. Wasiewski, our Vice President, Clinical Programs. The total value to Dr. Wasiewski of this perquisite was $11,636 in fiscal 2007.

Change-in-Control Arrangements

Our 1993 Stock Plan contains, and certain option awards granted thereunder contain, provisions regarding the accelerated vesting of options in the event of a change in control. Our 2003 Equity Incentive Plan provides that the time-based (but not performance-based) vesting of all outstanding equity awards will fully accelerate in the event of a “change in control,” which term is defined below under the heading “Potential Payments Upon Termination or Change in Control.”

Information regarding the potential value of these payments is provided below for the named executive officers under the heading “Potential Payments Upon Termination or Change in Control.”

Compensation of our Named Executive Officers

Mr. Freiman, our Chief Executive Officer, is compensated with a base salary and, depending on performance and our financial condition, an annual cash bonus and/or stock option award. After conducting its annual review in September 2006, in which it considered individual and our overall performance in fiscal 2006, the market data presented by management based on the Radford Global Life Sciences Survey and internal benchmarking against other pharmaceutical, biotechnology and medical device companies both across the United States and in California, the compensation committee approved an increase in Mr. Freiman’s base salary from $375,000 to $400,000, effective September 1, 2006. In September 2006, Mr. Freiman was also awarded two options under our 2003 Equity Incentive Plan, each for the purchase of 75,000 shares of common stock at an exercise price of $2.51 per share. One of these options vests and becomes exercisable in equal monthly installments over four years, subject to a six-month cliff; the other was to vest and become exercisable only upon the achievement of certain performance milestones established by the compensation committee. As of June 30, 2007, the performance-based option expired unvested due to the failure to satisfy the vesting conditions.

Mr. Carlson, our Chief Financial Officer, is compensated with a base salary and, depending on performance and our financial condition, an annual cash bonus award in an amount up to 25% of his then current annual base salary, as well as an annual grant of an equity award. Mr. Carlson’s annual base salary is currently set at $250,000 and remains unchanged from that announced when he joined us in July 2006. Upon the commencement of his employment on July 31, 2006, Mr. Carlson also received an option to purchase 125,000 shares of common stock at an exercise price of $2.70 per share. The option vests and becomes exercisable in equal monthly installments over four years, subject to a six-month cliff.

Dr. Levy, our Vice President, Clinical Development, and Mr. Trass, our Vice President, Regulatory Affairs and Quality Assurance, are each compensated with a base salary and, depending on performance and our financial condition, an annual cash bonus and/or stock option award. After conducting its annual review in September 2006, the compensation committee approved increases in Dr. Levy’s and Mr. Trass’ base salaries from $250,000 to $256,250 and from $195,000 to $210,000, respectively, each effective as of September 1, 2006. In September 2006, each of Dr. Levy and Mr. Trass was also awarded an option to purchase shares of our common stock under our 2003 Equity Incentive Plan: Dr. Levy was awarded an option to purchase 10,000 shares and Mr. Trass was awarded an option to purchase 20,000 shares. Both options may be exercised at a price of $2.51 per share, have a term of seven years and vest and become exercisable in equal monthly installments over four years, subject to a six-month cliff.

Dr. Carr, our former Senior Vice President and former Chief Medical Officer, was compensated in fiscal 2007 with a base salary and stock option award. After conducting its annual review in September 2006, the compensation committee approved an increase in Dr. Carr’s base salary from $275,000 to $281,875, effective September 1, 2006. Dr. Carr was also awarded an option under our 2003 Equity Incentive Plan to purchase 10,000 shares of our common stock at an exercise price of $2.51 per share. The option has a seven-year term and vests and becomes exercisable over four years, subject to a six-month cliff.

The base salary increases for fiscal 2007, as approved by the compensation committee on September 19, 2006, effective September 1, 2006, are set forth below for each of our named executive officers.

Name	2006 Base Salary		2007 Base Salary		Increase
Paul E. Freiman.	$375,000		$400,000		6.7%
Lisa U. Carr, M.D., Ph.D.	275,000		281,875	(1)	2.5
Craig W. Carlson	—	(2)	250,000		—
David E. Levy, M.D.	250,000		256,250		2.5
Karl G. Trass	195,000		210,000		7.7

(1)	Dr. Carr was on a part-time schedule during fiscal 2007. She was paid 60% of her base salary or $169,125. Dr. Carr resigned effective June 30, 2007.
(2)	Mr. Carlson joined us at the beginning of fiscal 2007.

Tax and Accounting Considerations

Deductibility of Executive Compensation. In making compensation decisions affecting the executive officers, the compensation committee considers our ability to deduct under applicable federal corporate income tax law compensation payments made to executives. Specifically, the compensation committee considers the requirements and impact of Section 162(m) of the Internal Revenue Code, which limits the tax deductibility to us of compensation in excess of $1.0 million in any year for certain executive officers, except for qualified “performance-based compensation” under the Section 162(m) rules. The compensation committee considers the Section 162(m) rules as a factor in determining compensation, but will not necessarily limit compensation to amounts deductible under Section 162(m). No covered executive’s compensation exceeded $1.0 million for fiscal 2007.

Accounting for Stock-Based Compensation. Effective July 1, 2005, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” or SFAS No. 123(R), to account for all stock grants under all of our stock plans. Under SFAS No. 123(R), we are required to estimate and record an expense for each award of equity compensation over the vesting period of the award. Although we assessed the desirability of granting shares of restricted stock to our executive officers and employees in lieu of stock option grants in light of the accounting impact of SFAS No. 123(R), we ultimately determined to retain our stock option program as the main component of our long-term compensation program as that program helps to align management performance with stockholder goals. Accounting rules also require us to record cash compensation as an expense at the time the obligation is incurred.

Role of Executives in Determining Compensation

Our compensation committee reviews the performance and compensation of the Chief Executive Officer on an annual basis and establishes the Chief Executive Officer’s compensation level. The Chief Executive Officer is not present for these discussions related to his compensation. For the remaining executives, the Chief Executive Officer makes recommendations to the compensation committee based upon individual experience and breadth of knowledge, internal considerations, and other subjective factors, which the committee takes into account when determining executive compensation.

Allocation of Compensation

There is no pre-established policy or target for the allocation of compensation. The factors described above, as well as the overall compensation philosophy, is reviewed to determine the appropriate level and mix of compensation. Historically, and in fiscal 2007, the greatest weighting of compensation granted to named executive officers was in the form of base salary.

Timing of Compensation

As discussed elsewhere, compensation, including salary base adjustments, for our named executive officers is reviewed annually, usually in the first quarter of the fiscal year.

Minimum Stock Ownership Requirements

There are no minimum stock ownership guidelines for our executives or employees.

Conclusion

Our compensation policies are designed and are continually being developed to retain and motivate our executive officers and to reward them for outstanding individual and corporate performance.

Summary Compensation Table

The following table summarizes compensation paid to, awarded to or earned during the fiscal year ended June 30, 2007 by our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers whose salary and bonus for the fiscal year 2007 exceeded $100,000. We refer to these five executive officers as our named executive officers.

Name and Principal Position(s)	Fiscal Year	Salary		Bonus (1)	Option Awards (2)	All Other Compensation (3)	Total
Paul E. Freiman President and Chief Executive Officer and Director	2007	$395,833		$—	$291,593	$7,909	$695,335
Craig W. Carlson Vice President, Finance and Chief Financial Officer	2007	219,712		—	286,400	20,193	526,305
David E. Levy, M.D. Vice President, Clinical Development	2007	255,208		—	18,154	44,532	317,894
Lisa U. Carr, M.D., Ph.D. (4) Former Senior Vice President, Former Chief Medical Officer	2007	164,539	(5)	—	18,154	17,380	200,073
Karl G. Trass Vice President, Regulatory Affairs & Quality Assurance	2007	207,500		—	36,308	9,028	252,836

(1)	Bonus amounts earned for performance during fiscal 2007 have not yet been determined or paid. These bonus amounts will be determined in the first quarter of fiscal 2008.
(2)	The value of the stock and option awards has been computed in accordance with Statement of Financial Standards (SFAS) No. 123R, “Share-Based Payment,” which requires that we recognize as compensation expense the value of all stock-based awards, including stock options, granted to employees in exchange for services over the requisite service period, which is typically the vesting period, excluding forfeiture assumptions. For more information on the manner in which equity compensation expense is calculated, see Note 1 to the unaudited condensed consolidated financial statements contained herein.
(3)

“All Other Compensation” for Mr. Freiman consists of $7,909 in dental, vision, disability and life insurance premiums paid by us. “All Other Compensation” for Mr. Carlson consists of $500 in matching contributions made by us under our 401(k) Plan, and $19,693 in health, dental, vision, disability and life insurance premiums paid by us. “All Other Compensation” for Dr. Levy consists of $500 in matching contributions made by us under our 401(k) Plan, and $34,032 in health, dental, vision, disability and life insurance premiums paid by us, and a $10,000 reimbursement for a portion of his professional insurance fees. “All Other Compensation” for Dr. Carr consists of $500 in matching contributions made by us under our 401(k) Plan, and $16,880 in health, dental, vision, disability and life insurance premiums paid by us. “All Other Compensation” for Mr. Trass consists of $500 in matching contributions made by us under our 401(k) Plan, and $8,528 in health, dental, vision, disability and life insurance premiums paid by us.

(4)	Dr. Carr retired as our Senior Vice President and Chief Medical Officer as of June 30, 2007. In connection with her retirement, we entered into a consulting agreement with Dr. Carr, pursuant to which Dr. Carr will continue to provide services to us related to cardiovascular and medical issues for a period of eighteen months from July 1, 2007. For these services, we will compensate Dr. Carr in the amount of $250.00 per hour, with total payments not to exceed $48,000 during the term of the agreement.
(5)	Dr. Carr was on a part-time schedule during fiscal 2007 and was paid 60% of her base salary.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards to the named executive officers during fiscal year 2007.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#) (1)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($) (2)
Paul E. Freiman	9/19/06 9/19/06	75,000 75,000	(3) (4)	$2.51 2.51	$136,155 155,438
Craig W. Carlson	7/31/06	125,000	(5)	2.70	286,400
David E. Levy, M.D.	9/19/06	10,000	(6)	2.51	18,154
Lisa U. Carr, M.D., Ph.D.	9/19/06	10,000	(6)	2.51	18,154
Karl G. Trass	9/19/06	20,000	(6)	2.51	36,308

(1)	The amounts listed reflect stock options granted under our 2003 Equity Incentive Plan and are described in the Outstanding Equity Awards at Fiscal Year-End Table below.
(2)	The grant date fair value of the stock and option awards has been computed in accordance with Statement of Financial Standards (SFAS) No. 123R, “Share-Based Payment,” which requires that we recognize as compensation expense the value of all stock-based awards, including stock options, granted to employees in exchange for services over the requisite service period, which is typically the vesting period, excluding forfeiture assumptions. For more information on the manner in which equity compensation expense is calculated, see Note 1 to the unaudited condensed consolidated financial statements contained herein.
(3)	This option has a seven-year term and vests and becomes exercisable in equal monthly installments over four years, subject to a six-month cliff.
(4)	This option had a seven-year term and was to vest and become exercisable only upon the achievement of certain performance milestones established by the compensation committee. As of June 30, 2007 the performance criteria had not been met and this award expired unvested.
(5)	This option was granted to Mr. Carlson when he joined us in July 2006 and vests and becomes exercisable in equal monthly installments over four years, subject to a six-month cliff.
(6)	These options have a seven-year term and vest and become exercisable in equal monthly installments over four years, subject to a six-month cliff.

Outstanding Equity Awards at Fiscal Year-End

The following table shows information regarding outstanding equity awards at June 30, 2007 for our named executive officers.

	Option Awards
	Number of Securities Underlying Unexercised Options (#)		Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date

Name	Exercisable		Unexercisable
Paul E. Freiman	37,187		31,875	(1)	$3.85	9/22/15
	—		15,938	(2)	3.85	9/22/15
	40,155		9,093	(2)	3.97	9/23/14
	62,970		37,782	(2)	3.97	9/23/14
	14,062		60,938	(3)	2.51	9/19/13
	—		75,000	(3)	2.51	9/19/13
	75,000	(4)	—		6.19	5/18/10
	150,000	(5)	—		0.80	12/02/09
	50,000	(6)	—		0.63	3/17/09
	150,000	(7)	—		0.70	9/22/08
	90,000	(8)	—		0.56	2/04/08
	100,000	(9)	—		3.50	8/19/07

Craig W. Carlson	28,645		96,355	(2)	2.70	7/31/16

David E. Levy, M.D.	44,687	(10)	20,313		3.85	9/22/15
	8,750		11,250	(2)	3.85	9/22/15
	1,875		8,125	(3)	2.51	9/19/13

Lisa U. Carr, M.D., Ph.D.	8,750		11,250	(2)	3.85	9/22/15
	27,500		12,500	(2)	3.97	9/23/14
	1,875		8,125	(3)	2.51	9/19/13
	34,102	(11)	—		3.05	6/05/12
	15,898	(12)	—		3.05	6/05/12
	40,000	(13)	—		2.59	5/16/11
	40,000	(14)	—		6.19	5/18/10

Karl G. Trass	11,083		7,917	(15)	4.27	2/09/15
	8,750		11,250	(2)	3.85	9/22/15
	3,750		16,250	(3)	2.51	9/19/13

(1)	This option vests monthly in equal installments, subject to a six-month cliff, and becomes fully exercisable on December 22, 2008.
(2)	All unvested shares underlying these options vest monthly in equal installments over the first four years of the ten-year option term, subject to a six-month cliff.
(3)	All unvested shares underlying these options vest monthly in equal installments over the first four years of the seven-year option term, subject to a six-month cliff.
(4)	This option vested and became fully exercisable on May 18, 2004.
(5)	This option vested and became fully exercisable on December 3, 2004.
(6)	This option vested and became fully exercisable on March 18, 1999.
(7)	This option vested and became fully exercisable on September 23, 2003.
(8)	This option vested and became fully exercisable on February 5, 2003.
(9)	This option vested and became fully exercisable on August 20, 2002. This option expires on August 19, 2007.

(10)	This option vested and became exercisable with respect to 25% of the total number of underlying shares on September 1, 2005 and vests and becomes fully exercisable with respect to the remaining underlying shares in equal monthly installments over three years thereafter.
(11)	This option vested and became fully exercisable on June 6, 2006.
(12)	This option vested and became fully exercisable on December 6, 2003.
(13)	This option vested and became fully exercisable on May 17, 2005.
(14)	This option vested and became fully exercisable on May 18, 2004.
(15)	This option vests monthly in equal installments over the first four years of the ten-year option term.

Option Exercises

The following table sets forth information regarding options exercised by our named executive officers during fiscal 2007. Our named executive officers did not hold any shares of restricted stock or similar stock awards that vested during fiscal 2007.

Name	Option Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Paul E. Freiman	145,000	$122,723
Craig W. Carlson	—	—
David E. Levy, M.D.	—	—
Lisa U. Carr, M.D., Ph.D.	—	—
Karl G. Trass	—	—

Pension Benefits

We do not have a defined benefit plan. Our named executive officers did not participate in, or otherwise receive any special benefits under, any pension or retirement plan sponsored by us during the year ended June 30, 2007.

Nonqualified Deferred Compensation

During the year ended June 30, 2007, our named executive officers did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.

Potential Payments upon Termination or Change in Control

There are no severance or change in control agreements in place for any of our named executive officers. However, our 1993 Stock Plan contains, and certain option awards granted thereunder contain, provisions regarding the accelerated vesting of options in the event of a change in control. Our 2003 Equity Incentive Plan also provides that the time-based (but not performance-based) vesting of all outstanding equity awards will fully accelerate in the event of a “change in control,” which is defined under the plan as (A) any merger, consolidation or other transaction to which we or an affiliate are a party and in which our beneficial stockholders, immediately before the transaction, beneficially own securities representing 50% or less of our total combined voting power or value immediately after the transaction or (B) any other transaction or corporate event deemed by the Board to constitute a change in control including, but not limited to, (i) a transaction or series of transactions in which any person or entity, including a “group” as contemplated by Section 13(d)(3) of the Exchange Act, acquires securities holding 30% or more of our total combined voting power or value, or (ii) as a result of or in connection with a contested election of our directors, the persons who were our directors immediately before the election cease to constitute a majority of the Board.

Assuming that a change in control occurred as of the end of fiscal 2007, and based on our closing stock price on the last day of trading that year ($1.78), the named executive officers would have received no change in control benefits in the form of accelerated vesting of stock options.

401(k) Plan

We have established and maintain a retirement savings plan under section 401(k) of the Internal Revenue Code to cover our eligible employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax deferred basis through contributions to a 401(k) plan. Our 401(k) plan is qualified under Section 401(a) of the Internal Revenue Code and its associated trust is exempt from all federal and state tax, except Medicare. Our 401(k) plan permits us to make matching contributions on behalf of eligible employees, and we currently make these matching contributions up to a maximum amount of $500 per year.

Director Compensation

We pay the following quarterly cash retainer fees to each non-employee director in lieu of fees based on meeting attendance:

Chairman of the Board	$10,000 per quarter
Chairman of the Audit Committee	8,750 per quarter
All Other Non-Employee Directors	7,500 per quarter

Each non-employee director receives annually an option to acquire 10,000 shares of our common stock upon re-election at the annual meeting of stockholders, with the exercise price equal to 100% of the fair market value of our stock, as reflected by the closing price of our stock on the grant date. The options vest and become fully exercisable upon the earlier of (i) the first anniversary of the grant date, provided that the optionee is a director at such time, and (ii) a change in control, as defined in the 2003 Equity Incentive Plan. In December 2006, each of our non-employee directors, with the exception of Mr. Fletcher, who did not join the Board until February 2007, received a grant of options to purchase 10,000 shares of our common stock at an exercise price of $2.07 per share.

Additionally, we have historically made larger initial grants to new directors when they join the Board. Since fiscal 2005, we have granted newly appointed directors a one-time stock option for 50,000 shares, which vests over one year from the date of grant and has an exercise price equal to the fair market value of our stock on the date of grant. Each of Dr. Cape and Mr. Fletcher received such an award when they joined the company in November 2004 and February 2007, respectively.

In December 2006, Mr. Kasper was also awarded an option under our 2003 Equity Incentive Plan to purchase 50,000 shares of our common stock at $2.07 per share in recognition of his services as chairman of the audit committee, in particular in overseeing the change in our independent auditors and the restatement of our financial statements. The option has a term of 10 years and shall vest and become fully exercisable on December 31, 2007.

We have also agreed to reimburse our Chairman of the Board, Mr. Cohen, for his out-of-pocket expenses in connection with each Board meeting attended. However, Mr. Cohen has not submitted any requests for reimbursement for fiscal 2007.

The following table shows for fiscal year 2007 certain information with respect to the compensation of all of our non-employee directors.

Name	Fees Earned or Paid in Cash	Option Awards (1)	Total
Abraham E. Cohen (2)	$40,000	$15,429	$55,429
Enoch Callaway, M.D. (3)	30,000	15,429	45,429
Ronald E. Cape, Ph.D. (4)	30,000	15,429	45,429
Theodore L. Eliot, Jr. (5)	30,000	15,429	45,429
William A. Fletcher (6)	15,000	101,870	116,870
F. Van Kasper (7)	35,000	92,574	127,574
Abraham D. Sofaer (8)	30,000	15,429	45,429
John B. Stuppin (9)	30,000	15,429	45,429

(1)	The value of the stock and option awards has been computed in accordance with Statement of Financial Standards (SFAS) No. 123R, “Share-Based Payment,” which requires that we recognize as compensation expense the value of all stock-based awards, including stock options, granted to employees in exchange for services over the requisite service period, which is typically the vesting period, excluding forfeiture assumptions. For more information on the manner in which equity compensation expense is calculated, see Note 1 to the unaudited condensed consolidated financial statements contained herein.
(2)	Mr. Cohen has 164,500 shares underlying outstanding option awards as of June 30, 2007.
(3)	Dr. Callaway has 94,500 shares underlying outstanding option awards as of June 30, 2007.
(4)	Dr. Cape has 83,000 shares underlying outstanding option awards as of June 30, 2007.
(5)	Mr. Eliot has 94,500 shares underlying outstanding option awards as of June 30, 2007.
(6)	Mr. Fletcher joined the Board in February 2007 and received a one-time stock option grant of 50,000 shares of common stock. He has no other options outstanding as of June 30, 2007.
(7)	Mr. Van Kasper was awarded an option to purchase 50,000 shares of common stock in December 2006, in recognition of his services as chairman of the audit committee. He has 180,000 shares underlying outstanding option awards as of June 30, 2007.
(8)	Mr. Sofaer has 94,500 shares underlying outstanding option awards as of June 30, 2007.
(9)	Mr. Stuppin has 109,000 shares underlying outstanding option awards as of June 30, 2007.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees) incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

There is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Parties

We are not a party to any transactions between us and certain “related parties,” which are generally considered to be our directors and executive officers, nominees for director, holders of five percent or more of our outstanding capital stock, and members of their immediate families.

Related Party Transaction Review and Approval

Our Board of Directors has adopted policies and procedures for the review and approval of related party transactions and has delegated to the audit committee the authority to review and approve the material terms of any proposed related party transactions. To the extent that a proposed related party transaction may involve a non-employee director or nominee for election as a director and may be material to a consideration of that person’s independence, the matter may also be considered by the other disinterested directors.

Pursuant to our Code of Business Conduct and Ethics and our Audit Committee Charter, each of our executive officers, directors and employees must disclose transactions involving actual or apparent conflicts of interests, such as related party transactions, to his or her direct supervisor, the Chief Executive Officer, the chairman of the nominating & corporate governance committee or the chairman of the audit committee. In order to avoid such conflicts, our executive officers, directors and employees may not receive any payments, compensation or gifts, other than gifts of nominal value, from any entity that does business or seeks to do business with us. Furthermore, our executive officers, directors and employees may not use property or information belonging to us or their position with us for improper personal gain.

In determining whether to approve or ratify a related party transaction, the audit committee may consider, among other factors it deems appropriate, the potential benefits to us, the impact on a director’s or nominee’s independence or an executive officer’s relationship with or service to us, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. In deciding to approve a transaction, the audit committee may, in its sole discretion, impose such conditions as it deems appropriate on us or the related party in connection with its approval of any transaction. Any transactions involving the compensation of executive officers, however, are to be reviewed and approved by the compensation committee. If a related-party transaction will be ongoing, the audit committee may establish guidelines to be followed in our ongoing dealings with the related party. Thereafter, the audit committee, on at least an annual basis, will review and assess ongoing relationships with the related party to see that they are in compliance with the committee’s guidelines and that the related party transaction remains appropriate.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of July 1, 2007, and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each of our directors and the named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, shares of common stock issuable under stock options that are exercisable within 60 days of July 1, 2007 and upon conversion of shares of Series A Preferred Stock are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of common stock, except for those jointly owned with that person’s spouse. Percentage of beneficial ownership before the offering is based on 32,834,294 shares of common stock outstanding as of July 1, 2007 and based on              shares of common stock outstanding upon completion of this offering. Unless otherwise noted below, the address of each person listed on the table is c/o Neurobiological Technologies, Inc., 2000 Powell Street, Suite 800, Emeryville, California 94608.

Name and Address	Shares Beneficially Owned(2)
		Percentage
	Number(1)	Before Offering	After Offering
5% Stockholders
BVF, Inc.(3)	2,546,315	7.8%
900 North Michigan Avenue, Suite 1100
Chicago, Illinois 60611
Stephen J. Petti	2,030,818	6.2
Directors and Executive Officers
John B. Stuppin (4)	908,681	2.8
Paul E. Freiman (5)	882,989	2.6
Abraham E. Cohen (6)	700,247	2.1
Abraham D. Sofaer (7)	655,812	2.0
Lisa U. Carr, M.D., Ph.D. (8)	265,074	*	*
Ronald E. Cape, Ph.D. (9)	216,213	*	*
Enoch Callaway, M.D. (10)	189,038	*	*
F. Van Kasper (11)	160,000	*	*
Theodore L. Eliot, Jr. (12)	102,822	*	*
David E. Levy, M.D. (13)	81,076	*	*
Craig W. Carlson (14)	31,248	*	*
Karl G. Trass (15)	30,931	*	*
William A. Fletcher	—	*	*
Warren W. Wasiewski, M.D.	—	*	*
All executive officers and directors as a group (thirteen persons)	3,959,057	11.5%

*	Less than one percent.

(1)	Represents shares of common stock held as of July 1, 2007, plus shares of common stock that may be acquired upon conversion of shares of Series A Preferred Stock held as of such date and shares of common stock that may be acquired upon exercise of options and warrants exercisable within 60 days from July 1, 2007.
(2)	Based on 32,834,294 shares of common stock outstanding as of July 1, 2007. The percentage ownership and voting power for each person (or all directors and executive officers as a group), is calculated by assuming the conversion of all Preferred Stock and the exercise of all stock options and warrants exercisable within 60 days of July 1, 2007 held by such person.
(3)	Based on information contained in a Schedule 13G/A filed February 13, 2006 by Biotechnology Value Fund, L.P. (“BVF”), Biotechnology Value Fund II, L.P. (“BVF2”), BVF Investments, L.L.C. (“Investments”), Investment 10, L.L.C. (“ILL10”), BVF Partners L.P. (“Partners”) and BVF Inc. (“BVF Inc.”). According to the Schedule 13G/A, (i) BVF beneficially owned 762,895 shares of common stock; (ii) BVF2 beneficially owned 483,799 shares of common stock; (iii) Investments beneficially owned 1,171,306 shares of common stock; and (iv) ILL10 beneficially owned 128,315 shares of common stock as of December 31, 2005. Accordingly, beneficial ownership by Partners and BVF Inc. includes a total of 2,546,315 shares of common stock. Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in shares of the common stock and to vote and exercise dispositive power over those shares of the common stock. Partners and BVF Inc. share voting and dispositive power over shares of the common stock beneficially owned by BVF, BVF2, Investments and those owned by ILL10, on whose behalf Partners acts as an investment manager and, accordingly, Partners and BVF Inc. have beneficial ownership of all of the shares of the common stock owned by such parties.
(4)	Includes (i) 725,681 shares of common stock held in trust by Mr. Stuppin and his spouse and 1,500 shares of common stock held in Mr. Stuppin’s individual retirement account, of which Mr. Stuppin may be deemed to be the beneficial owner, (ii) 81,500 shares of common stock issuable upon the exercise of options vested as of 60 days after July 1, 2007 and (iii) 100,000 shares of Preferred Stock held in trust by Mr. Stuppin and his spouse, of which Mr. Stuppin may be deemed to be the beneficial owner.
(5)	Includes (i) 100,700 shares jointly held by Mr. Freiman and his spouse, of which Mr. Freiman may be deemed to be the beneficial owner and (ii) 782,289 shares of common stock issuable upon the exercise of options vested as of 60 days after July 1, 2007.
(6)	Includes 154,500 shares of common stock issuable upon the exercise of options vested as of 60 days after July 1, 2007.
(7)	Includes (i) 84,500 shares of common stock issuable upon the exercise of options vested as of 60 days after July 1, 2007 and (ii) 100,000 shares of Preferred Stock held by Mr. Sofaer.
(8)	Includes 171,040 shares of common stock issuable upon the exercise of options vested as of 60 days after July 1, 2007.
(9)	Includes (i) 73,000 shares of common stock issuable upon the exercise of options vested as of 60 days after July 1, 2007 and (ii) 40,000 shares of Preferred Stock held by Mr. Cape.
(10)	Includes (i) 104,538 shares of common stock held in a family trust, of which Dr. Callaway may be deemed to be the beneficial owner and (ii) 84,500 shares of common stock issuable upon the exercise of options vested as of 60 days after July 1, 2007.
(11)	Represents (i) 40,000 shares of common stock held in trust, of which Mr. Kasper may be deemed to be the beneficial owner and (ii) 120,000 shares of common stock issuable upon the exercise of options vested as of 60 days after July 1, 2007.
(12)	Includes (i) 18,322 shares held in trust by Mr. Eliot and his spouse, of which Mr. Eliot may be deemed to be the beneficial owner and (ii) 84,500 shares of common stock issuable upon the exercise of options vested as of 60 days after July 1, 2007.
(13)	Includes 59,269 shares of common stock issuable upon the exercise of options vested as of 60 days after July 1, 2007.
(14)	Represents 31,248 shares of common stock issuable upon the exercise of options vested as of 60 days after July 1, 2007.
(15)	Includes 26,041 shares of common stock issuable upon the exercise of options vested as of 60 days after July 1, 2007.

DESCRIPTION OF CAPITAL STOCK

As of the date of this registration statement, we have authorized 50,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock. Provided below is a description of our common stock, as well as the series of preferred stock described under the caption “Stockholders’ Rights Plan,” which may be acquired in certain circumstances under purchase rights issued with our common stock.

Common Stock

As of June 30, 2007, there were 32,834,294 shares of common stock outstanding and 209 registered holders of our common stock. The holders of common stock have one vote for each share on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock will receive ratably any dividends declared by the Board of Directors out of funds legally available for payment of dividends. In the event of a liquidation, dissolution or winding up of the company, holders of common stock will share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive rights, no right to convert their common stock into any other securities, and no right to vote cumulatively for the election of directors. The outstanding shares of common stock are fully paid and non-assessable.

We have not paid cash dividends on our common stock and do not plan to pay any such dividends in the foreseeable future.

Series A Convertible Preferred Stock

Holders of the Series A Convertible Preferred Stock are entitled to receive annual noncumulative dividends of 8% per share per annum, when and if declared by the Board of Directors. These dividends are in preference to any declaration or payment of any dividend on the common stock of the Company. As of June 30, 2007, no dividends had been declared.

Each share of Series A Preferred Stock is convertible, at the holder’s option, subject to antidilution provisions, into one share of common stock. Additionally, each share of the preferred stock will be automatically converted into one share of common stock upon the affirmative vote of a majority of the then-outstanding shares of Series A Preferred Stock. The holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which their preferred stock is convertible.

In the event of any liquidation, dissolution, or winding up of the Company, the holders of the Series A Preferred Stock have a liquidation preference, over holders of common stock, of $0.50 per share plus any declared but unpaid dividends. After payment has been made to the holders of Series A Preferred Stock, the entire remaining assets and funds of the Company legally available for distribution, if any, would be distributed ratably among the holders of common stock. At June 30, 2007, the Company had 494,000 shares of Series A Convertible Preferred Stock outstanding.

Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute

Amended and Restated Certificate of Incorporation and Bylaws

Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our Board of Directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware. This law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Stockholders’ Rights Plan

We have also designated 50,000 shares of our preferred stock as Series RP Preferred Stock in connection with our adoption in May 2005 of a Rights Agreement. Under this agreement, preferred stock purchase rights were distributed to stockholders of record as of May 27, 2005 (and to each person who acquires our common stock after that date unless determined otherwise by the Board of Directors) at the rate of one right for each share of common stock held. The rights become exercisable only upon the earliest to occur of (i) the acquisition by a person or group of affiliated or associated persons, without the prior approval of our Board, of 15% or more of the outstanding shares of our common stock or (ii) 10 days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group of affiliated or associated persons acquiring 15% or more of the outstanding shares of our common stock. Once exercisable, each right entitles the holder to purchase, at a price of $25.00, one one-thousandth (1/1000th) of a share of Series RP Preferred Stock. For a limited period of time following the announcement of any such acquisition or offer, the rights are redeemable by us at a price of $0.01 per right. If the rights are not redeemed or exchanged, each right will then entitle the holder to receive, upon exercise of such right, a number of shares of our common stock having a then current value equal to two times the purchase price of such right. Similarly, if the rights are not redeemed or exchanged and following the acquisition of 15% or more of the outstanding shares of our common stock by a person or group of affiliated or associated persons, (i) we are acquired in a merger or other consolidation in which the holders of all the outstanding shares of our common stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation’s voting power or (ii) we sell or otherwise transfer 50% or more of our consolidated assets or earning power, in either case with or to such person or group of affiliated or associated persons, or in a transaction in which all stockholders are not treated alike, each right will then entitle the holder to receive, upon exercise of such right, a number of shares of common stock of the acquiring company having a then current value equal to two times the purchase price of such right. For a limited period of time after the exercisability of the rights, each right, at the discretion of our Board of Directors, may be exercised for such number of shares of common stock determined in accordance with the rights agreement. These rights expire on May 27, 2015.

Limitation of Liability

Our amended and restated certificate of incorporation provides that no director shall be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability to the extent that the elimination or limitation of such liability is not permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.

The NASDAQ Capital Market

Our common stock is listed on The NASDAQ Capital Market under the symbol “NTII.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering,              shares of common stock will be outstanding, assuming the issuance of an aggregate of              shares of common stock in this offering. The number of shares outstanding after this offering is based on the number of shares outstanding as of March 31, 2007 and assumes no exercise of the underwriters’ over-allotment right or any outstanding options. The              tradable shares sold in this offering will be freely tradable without restriction under the Securities Act, unless those shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act.

Of the              shares of common stock held by existing stockholders,              are restricted shares or subject to the contractual restrictions described below. Restricted shares may be sold in the public market only if registered or if they qualify for an exception from registration under Rule 144 promulgated under the Securities Act, which are summarized below. All of these restricted shares are available for resale in the public market in reliance on Rule 144. All shares held by our officers and directors will be subject to lock-up agreements described below.

Sales of Restricted Shares and Shares Held by Our Affiliates

In general, under Rule 144 as currently in effect, an affiliate of us or a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate of us, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of our then outstanding shares of common stock or the average weekly trading volume of our common stock on The NASDAQ Capital Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. Any person, or persons whose shares are aggregated, who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years including any period of ownership of preceding non-affiliated holders, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Lock-Up Agreements

Each of our directors and executive officers has entered into lock-up agreements as described below under the caption “Underwriting.”

UNDERWRITING

Merriman Curhan Ford & Co. is acting as the representative of the underwriters. We and the underwriters named below have entered into an underwriting agreement with respect to the common stock being offered by this prospectus. In connection with this offering and subject to certain conditions, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell, the number of shares of common stock set forth opposite the name of each underwriter.

Underwriter	Number of Shares
Merriman Curhan Ford & Co.

Total

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the common stock if they buy any of it (other than those shares covered by the over-allotment option described below).

The underwriters have advised us that they do not intend to confirm sales of the common stock to any account over which they exercise discretionary authority in an aggregate amount in excess of 5% of the total securities offered by this prospectus.

We have granted to the underwriters an option, exercisable as provided in the underwriting agreement and expiring 30 days after the effective date of this offering, to purchase up to an additional              shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus, if any. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are so purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting agreement provides that we will reimburse the representatives for their out-of-pocket expenses in the amount up to $10,000. Upon the completion of this offering, we will pay the representatives an unaccountable expense allowance of 1.0% of the gross proceeds received from the offering, less the $10,000 previously paid to the representatives for their out-of-pocket expenses. In addition, we have agreed to reimburse the underwriters up to $250,000 for their out-of-pocket expenses, including legal fees, incurred in connection with this offering if the offering is not completed.

The underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to the dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

Our common stock trades on The NASDAQ Capital Market under the symbol “NTII.”

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are     % of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
	Fees Per Share	Without Exercise of Over- Allotment Option	With Full Exercise of Over- Allotment Option
(in thousands)
Discounts and commissions paid by us	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            , of which approximately $ has already been paid.

Each of our directors and executive officers have agreed with the underwriters not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock, for a period of at least 90 days after the date of the final prospectus relating to this public offering, without the prior written consent of Merriman Curhan Ford & Co. on behalf of the underwriters. This consent may be given at any time without public notice. In addition, if we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of the 90-day lock-up period or if prior to the expiration of the 90-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day lock up period, the restrictions imposed by underwriters’ lock-up agreements will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merriman Curhan Ford & Co. waives, in writing, such extension. The lock-up agreements do not apply to the exercise of options or warrants or the conversion of a security outstanding on the date of this prospectus and which is described in this prospectus, nor do they apply to transfers or dispositions of shares made (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound by the restrictions set forth in the lock-up agreements, (ii) to any trust for the direct or indirect benefit of a signatory to a lock-up agreement or the immediate family of such signatory, provided that the trustee of the trust agrees to be bound by the restrictions set forth in the lock-up agreements, (iii) by will or intestate succession provided the transferee agrees to be bound by the restrictions set forth in the lock-up agreements, (iv) to the underwriters pursuant to the underwriting agreement, or (v) in transactions relating to shares of common stock acquired in open market transactions after the completion of this offering. There are no agreements between the underwriters and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period. In addition, we have agreed with the underwriters not to make certain issuances or sales of our securities for a period of at least 90 days after the date of the final prospectus relating to this public offering, without the prior written consent of Merriman Curhan Ford & Co. on behalf of the underwriters.

The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

In connection with the offering, Merriman Curhan Ford & Co. on behalf of the underwriters, may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Merriman Curhan Ford & Co. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding the decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The NASDAQ Capital Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

From time to time, Merriman Curhan Ford & Co. and its affiliates may in the future provide investment banking, commercial banking and financial advisory services to us, for which they may in the future receive, customary fees. Other than the foregoing, Merriman Curhan Ford & Co. does not have any material relationship with us or any of our officers, directors or controlling persons, except with respect to its contractual relationship with us entered into in connection with this offering.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Goodwin Procter LLP, San Diego, California. Stephen C. Ferruolo, the Secretary of the company, is a partner of Goodwin Procter LLP. Fenwick & West LLP, Mountain View, California and Boise, Idaho, is acting as counsel to the underwriters in connection with certain legal matters in connection with this offering.

EXPERTS

The consolidated financial statements of Neurobiological Technologies, Inc. as of and for the year ended June 30, 2006 included in this Prospectus and Registration Statement have been so included in reliance on the report of Odenberg, Ullakko, Muranishi & Co. LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Neurobiological Technologies, Inc. at June 30, 2005, and for each of the two years in the period ended June 30, 2005, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement, or other document to which we make reference are not necessarily complete. In each instance, if we have filed a copy of such contract, agreement, or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the matter involved. Each statement regarding a contract, agreement or other document is qualified in all respects by reference to the actual document.

We are subject to the reporting and information requirements of the Exchange Act and file annual and quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The address of the SEC’s website is www.sec.gov. We maintain a website at www.ntii.com and we make available free of charge on or through our website our SEC filings, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We have not incorporated by reference into this prospectus the information on, or accessible through, our website, and you should not consider it to be part of this document.

I NDEX TO FINANCIAL STATEMENTS

NEUROBIOLOGICAL TECHNOLOGIES, INC.

REPORT OF ODENBERG, ULLAKKO, MURANISHI & CO. LLP,

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Neurobiological Technologies, Inc.

We have audited the accompanying consolidated balance sheet of Neurobiological Technologies, Inc. as of June 30, 2006, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the consolidated financial position of Neurobiological Technologies, Inc. at June 30, 2006, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, the Company adopted SFAS No. 123(R) (revised 2004), Share-Based Payments, applying the modified prospective method at the beginning of fiscal year 2006.

As discussed in Note 13 to the consolidated financial statements, management anticipates that the Company will require additional financing in the foreseeable future to continue as a going concern.

/s/ Odenberg, Ullakko, Muranishi & Co. LLP

San Francisco, California

November 2, 2006, except for Note 13, which is as of August 10, 2007.

REPORT OF ERNST & YOUNG LLP,

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Neurobiological Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Neurobiological Technologies, Inc. as of June 30, 2005, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the two years in the period ended June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Neurobiological Technologies, Inc. at June 30, 2005, and the consolidated results of its operations and its cash flows for each of the two years in the period ended June 30, 2005, in conformity with the U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Palo Alto, California

September 27, 2005,

except for Note 2 and Note 10,

as to which the date is November 2, 2006

NEUROBIOLOGICAL TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	$828,416	$9,736,958
Investments	7,677,818	5,510,875
Interest receivable	52,648	28,760
Accounts receivable	—	1,569,901
Notes receivable	—	4,000,000
Prepaid expenses and other current assets	546,796	817,580

Total current assets	9,105,678	21,664,074
Restricted cash	30,933	31,409
Deposits	82,117	52,000
Property and equipment, net	596,021	751,509

Total assets	$9,814,749	$22,498,992

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$579,646	$875,710
Accrued clinical trial expenses	573,520	657,178
Accrued professional expenses	503,068	313,065
Accrued toxicology and manufacturing expenses	1,551,049	1,318,792
Other accrued liabilities	608,751	944,391
Deferred revenue, current portion	—	5,500,000

Total current liabilities	3,816,034	9,609,136

Deferred revenue, net of current portion	—	24,291,669

Total liabilities	3,816,034	33,900,805

Commitments and contingencies (Note 6)

Stockholders’ equity (deficit):
Convertible Series A Preferred stock, $.001 par value, 5,000,000 shares authorized, 2,332,000 issued, 494,000 and 504,000 outstanding at June 30, 2006 and 2005, respectively (aggregate liquidation preference of $247,000 at June 30, 2006)	252,000	247,000
Common stock, $.001 par value, 50,000,000 shares authorized at June 30, 2006 and 2005, and 29,558,429 and 27,077,418 outstanding at June 30, 2006 and 2005, respectively	27,077	29,558
Additional paid-in capital	73,024,858	83,482,087
Accumulated deficit	(67,302,194)	(95,141,148)
Accumulated other comprehensive loss	(3,026)	(19,310)

Total stockholders’ equity (deficit)	5,998,715	(11,401,813)

Total liabilities and stockholders’ equity (deficit)	$9,814,749	$22,498,992

See accompanying notes.

NEUROBIOLOGICAL TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended June 30,
	2004	2005	2006
REVENUES:
Technology sale and collaboration services	$—	$—	$7,275,318
Royalty	255,369	3,099,511	5,063,294
License	2,531,210	—	—

Total revenues	2,786,579	3,099,511	12,338,612

EXPENSES:
Research and development	2,098,404	10,748,860	22,807,404
Acquired in-process research and development	—	12,650,329	11,500,703
General and administrative	3,101,033	4,927,374	5,968,369

Total expenses	5,199,437	28,326,563	40,276,476

Operating loss	(2,412,858)	(25,227,052)	(27,937,864)
Investment income	127,516	249,485	398,910
Non-cash other income	477,239	—	—

Loss before income taxes	(1,808,103)	(24,977,567)	(27,538,954)
Provision for income taxes	—	—	300,000

Net loss	$(1,808,103)	$(24,977,567)	$(27,838,954)

Basic and diluted net loss per share	$(0.09)	$(0.94)	$(0.98)

Shares used in basic and diluted net loss per share calculation	20,678,914	26,529,564	28,490,373

See accompanying notes.

NEUROBIOLOGICAL TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Stock Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances at June 30, 2003	1,154,000	$577,000	18,755,553	$18,756	$44,240,778	$(82,126)	$(40,516,524)	$9,731	$4,247,615
Issuance of common stock upon exercise of options and warrants	—	—	729,005	729	423,188	—	—	—	423,917
Issuance of common stock in private equity financing, net of issuance costs	—	—	3,880,000	3,880	13,270,789	—	—	—	13,274,669
Issuance of warrants with common stock in private equity financing	—	—	—	—	4,558,923	—		—	4,558,923
Issuance of warrants for services	—	—	—	—	28,200	—	—	—	28,200
Amortization of deferred stock compensation	—	—	—	—	—	54,750	—	—	54,750
Conversion of preferred stock to common stock	(620,000)	(310,000)	620,000	620	309,380	—	—	—	—
Issuance of common stock under employee stock purchase plan	—	—	9,380	9	25,674	—	—	—	25,683
Comprehensive loss:
Net loss	—	—	—	—		—	(1,808,103)	—	(1,808,103)
Unrealized loss on securities	—	—	—	—		—	—	(82,605)	(82,605)

Total comprehensive loss	—	—	—	—	—	—	—	—	(1,890,708)

Balances at June 30, 2004	534,000	267,000	23,993,938	23,994	62,856,932	(27,376)	(42,324,627)	(72,874)	20,723,049
Issuance of common stock upon exercise of options and warrants	—	—	649,109	649	688,405	—	—	—	689,054
Amortization of deferred stock compensation	—	—	—	—	—	27,376	—	—	27,376
Conversion of preferred stock to common stock	(30,000)	(15,000)	30,000	30	14,970	—	—	—	—
Issuance of common stock under employee stock purchase plan	—	—	5,208	5	14,248	—	—	—	14,253
Issuance of common stock at $3.94 per share in connection with acquisition	—	—	2,399,163	2,399	9,450,303	—	—	—	9,452,702
Comprehensive loss:
Net loss	—	—	—	—		—	(24,977,567)	—	(24,977,567)
Unrealized gain on securities	—	—	—	—		—	—	69,848	69,848

Total comprehensive loss	—	—	—	—	—	—	—	—	(24,907,719)

Balances at June 30, 2005	504,000	252,000	27,077,418	27,077	73,024,858	—	(67,302,194)	(3,026)	$5,998,715
Issuance of common stock upon exercise of options	—	—	81,042	81	69,739	—	—	—	69,820
Issuance of common stock under employee stock purchase plan			14,799	15	36,477				36,492
Stock-based compensation expense	—	—	—	—	847,693		—	—	847,693
Issuance of common stock at $4.00 per share in connection with acquisition	—	—	2,375,170	2,375	9,498,330	—	—	—	9,500,705
Conversion of preferred stock to common stock	(10,000)	(5,000)	10,000	10	4,990	—	—	—	—
Comprehensive loss:
Net loss	—	—	—	—		—	(27,838,954)	—	(27,838,954)
Unrealized loss on securities								(16,284)	(16,284)

Total comprehensive loss	—	—	—	—	—	—	—	—	(27,855,238)

Balances at June 30, 2006	494,000	$247,000	29,558,429	$29,558	$83,482,087	$—	$(95,141,148)	$(19,310)	$(11,401,813)

See accompanying notes.

NEUROBIOLOGICAL TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended June 30,
	2004	2005	2006
OPERATING ACTIVITIES
Net loss	$(1,808,103)	$(24,977,567)	$(27,838,954)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,967	72,230	194,119
Stock-based compensation expense	—	—	847,694
Acquired in-process research and development	—	12,650,329	11,500,703
Loss on sale of property and equipment	2,850	—	—
Amortization of deferred stock compensation	54,750	27,376	—
Derivative revaluation	(477,239)	—	—
Issuance of common stock, options and warrants for license rights and services	28,200	—	—
Changes in assets and liabilities:
Interest receivable	(52,920)	50,611	23,888
Accounts receivable	—	—	(1,569,901)
Notes receivable	—	—	(4,000,000)
Prepaid expenses and other current assets	73,506	(277,352)	(270,784)
Restricted cash	—	(30,933)	(476)
Deposits	—	(74,534)	30,117
Accounts payable and accrued expenses	94,954	3,155,485	293,102
Deferred revenue	—	—	29,791,669

Net cash provided by (used in) operating activities	(2,078,035)	(9,404,355)	9,001,177

INVESTING ACTIVITIES
Empire acquisition, net of cash acquired	—	(2,950,690)	(2,000,000)
Purchase of investments	(54,000,312)	(79,792,808)	(91,225,042)
Sales and maturities of investments	39,532,727	90,905,945	93,375,701
Purchases of property and equipment	(4,953)	(645,435)	(349,606)
Deferred acquisition costs	(263,544)	—	—

Net cash provided by (used in) investing activities	(14,736,082)	7,517,012	(198,947)

FINANCING ACTIVITIES
Issuance of common stock, net of issuance costs	18,760,431	703,307	106,312

Net cash provided by financing activities	18,760,431	703,307	106,312

Increase (decrease) in cash and cash equivalents	1,946,314	(1,184,036)	8,908,542
Cash and cash equivalents at beginning of period	66,138	2,012,452	828,416

Cash and cash equivalents at end of period	$2,012,452	$828,416	$9,736,958

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$—	$—	$130,000

	$—	$—	$130,000

Supplemental Disclosures of Non-cash Transactions:
Issuance of common stock in connection with the Empire acquisition	$—	$9,452,702	$9,500,705

Conversion of preferred stock to common stock	$310,000	$15,000	$5,000

See accompanying notes.

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Neurobiological Technologies, Inc. (“NTI® ,” “we,” “our” or the “Company”) is a specialty biopharmaceutical company with expertise in identifying and acquiring promising drug candidates and in designing and managing late-stage clinical trials for central nervous system conditions. Of the four drug candidates that we have acquired since our inception, we, or our partners, have advanced three of these compounds into or through Phase 3 clinical trials. We are currently developing Viprinex, a novel reperfusion agent that is in pivotal Phase 3 trials for the treatment of acute ischemic stroke. We have rights to receive milestone payments, royalties and profit sharing payments from Celtic Pharma Holdings, L.P., or Celtic, from sales of XERECEPT, if approved, for the treatment of swelling around brain tumors. We also currently receive royalties from Merz Pharmaceuticals GmbH, or Merz, and its marketing partners from the sale of Namenda/Ebixa (memantine) for the treatment of Alzheimer’s disease.

The accompanying Consolidated Financial Statements include the accounts of the Company and its subsidiary, NTI-Empire, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

In the course of our development activities, we have incurred significant losses since inception and, although we were profitable in the year ended June 30, 2001, we will likely incur additional operating losses at least through fiscal 2010 as we continue our drug development efforts. Our development expenses were higher in fiscal 2006 as a result of the commencement of clinical trials for Viprinex, and we expect development costs for Viprinex in fiscal 2007 to be significantly higher than in fiscal 2006 as the number of clinical sites and patients enrolled in the trials are expected to increase significantly. Since the sale of our worldwide rights and assets related to XERECEPT to two subsidiaries of Celtic, we are being reimbursed by Celtic for the cost of development services incurred for this drug candidate (see Note 13).

Revenue recognition

Revenues are recorded according to the terms of formal agreements to which we are a party, when our performance requirements have been fulfilled, the fee is fixed and determinable and when collection of the fee is probable or reasonably assured. Revenue related to license fees with non-cancelable, non-refundable terms and no future performance obligations are recognized when collection is assured. Revenues associated with milestone payments, pursuant to the non-cancelable and non-refundable terms of agreements to which we are a party, are recognized when we have fulfilled development milestones and when collection of the fee is assured. Revenues resulting from royalty fees earned from the sale of the product are based upon the sales reported by our licensees and determined in accordance with the specific terms of the license agreements. We record royalty revenue when payment is received because we are unable to estimate and accrue royalty revenue due to the limited sales history of the product. We have made no material adjustments to date for revenue recorded from royalty fees. Revenues received as a reimbursement of direct expenses incurred for performing services to administer clinical trials are recorded during the period in which the expenses are incurred.

We recognize revenue in accordance with Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” and the Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) 104. Revenue arrangements with multiple components are divided into separate units of accounting if certain criteria are met, including whether the delivered component has

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

stand-alone value to the customer, and whether there is objective reliable evidence of the fair value of the undelivered items. Consideration received is allocated among the separate units of accounting based on their relative fair values, and the applicable revenue recognition criteria are identified and applied to each of the units.

Technology sale and collaboration services revenues represent fees received from Celtic under an asset purchase agreement and a collaboration and services agreement, related to the sale of our worldwide rights and assets related to XERECEPT in November 2005. In accordance with EITF Issue 00-21, the asset sale, together with the related clinical development services we provide, are treated as one unit of accounting because we are unable to determine the fair value of the future services to be provided by us under the collaboration and services agreement. Accordingly, we are recording the total revenue of $33 million from the sale of technology ratably over the six-year term of the collaboration and services agreement, which began November 29, 2005. Costs of collaboration services provided by us are billed to Celtic on a monthly basis based on actual internal and external expenses incurred to administer the clinical trials of XERECEPT and recognized as revenue combined with the amount of revenue from the sale of technology. Costs of development services paid and related expenses are recognized as incurred. Potential future milestone payments and royalty-sharing payments will be recognized as earned, provided that payment is reasonably assured.

Research and development expenses

Our research and development expenses include certain expenses that are incurred over multiple reporting periods, such as fees for contractors and consultants, patient treatment costs related to clinical trials and related clinical manufacturing costs, and license fees for use of third-party intellectual property rights. Management assesses how much of these multi-period costs should be charged to research and development expense in each reporting period by assessing the level and related costs of the services provided during each reporting period. In determining whether clinical trial activities performed by third parties should be recognized in a specific reporting period, management considers:

•	estimates of the percentage of work completed through the applicable reporting period in accordance with agreements established with the third-party service providers; and

•

estimates of the percentage of work completed through the applicable reporting period in accordance with discussions with internal clinical and preclinical personnel and independent service providers as to the progress or stage of completion of trials or services and the agreed upon fee to be paid for such services.

The assessment of the percentage of work completed that determines the amount of research and development expense that should be recognized in a given period requires significant judgment, and could have a material impact on our balance sheet and results of operations. Management applies judgment and bases its estimates with the benefit of historical experience with the development of similar drugs and with third-party contracts structured with similar performance and payment terms. While our historic estimates have been materially accurate, we recognize that estimates of expense incurred during current and future periods are determined greatly by patient enrollment levels and related activities, which may vary from historic patterns. We monitor service providers’ activities to the extent possible in order to assess current enrollment levels and related activities; however, if we under- or overestimate activity levels associated with various studies at a given point in time, we could materially under- or overestimate research and development expenses in future periods.

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principals requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates upon actual experience and other current indications that we believe to be reasonable under the circumstances. Actual results could differ from these estimates. Estimates in the financial statements include, but are not limited to, accrued but unbilled expenses incurred in the performance of clinical trials and pre-clinical studies, expenses incurred and to be deducted from prepayments made for services related to clinical trials, fees and expenses incurred by independent experts and consultants who assist us with clinical trials and pre-clinical studies, useful lives of property and equipment used to calculate depreciation and amortization, and assumptions used to calculate stock-based compensation.

Cash Equivalents and Investments

The Company’s investments include securities of the U.S. government and its agencies, municipalities, corporations, mortgage-backed and auction rate securities. All securities which are highly liquid and purchased with original maturities of 90 days or less are recorded as cash equivalents. At June 30, 2006 and 2005, the Company had auction rate debt securities with interest rates that re-set in less than three months, but with maturities longer than three months. The Company has classified its investment securities, including auction rate securities, as available-for-sale securities as it does not intend to hold securities with stated maturities greater than twelve months until maturity. The Company manages its investment securities to maintain an average duration of less than six months and, in response to liquidity requirements and changes in the market value of securities, will sell investment securities prior to their stated maturities. Available-for-sale securities are carried at estimated fair value, based on available market information, with unrealized gains and losses reported as a component of Accumulated Other Comprehensive Income (Loss) in Stockholders’ Equity (Deficit). Realized gains or losses, amortization of premiums, accretion of discounts and earned interest are included in investment income. The cost of securities when sold is based upon specific identification.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective asset, generally two to seven years. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the useful life of the asset or the remaining lease term.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from their use or eventual disposition. The Company’s long-lived assets subject to this evaluation include property and equipment. If the Company’s estimates of future undiscounted net cash flows is insufficient to recover the carrying value of the assets, the Company will record an impairment loss in the amount by which the carrying value of the assets exceeds the fair value. If the assets are determined to be recoverable, but the useful lives are shorter than originally estimated, the Company depreciates or amortizes the net book value of the assets over the newly determined remaining useful lives. As of June 30,

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2006, the fair value of long-lived assets exceeds their carrying value. Therefore, no impairment loss has been recognized.

Net Loss per Share

Basic net loss per share is calculated using the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share includes the impact of potentially dilutive securities. As the Company’s potentially dilutive securities (stock options, warrants, and convertible preferred stock) were anti-dilutive, they have been excluded from the computation of weighted-average shares used in computing diluted net loss per share for all periods presented.

The computation of diluted net loss per share for the year ended June 30, 2006 excludes the potentially dilutive impact of options to purchase 2,585,189 shares of common stock, warrants to purchase 770,480 shares of common stock, and the conversion of convertible preferred stock into 494,000 shares of common stock. The computation of diluted net loss per share for the year ended June 30, 2005 excludes the impact of options to purchase 2,243,351 shares of common stock, warrants to purchase 770,480 shares of common stock, and the conversion of convertible preferred stock into 504,000 shares of common stock. The computation of diluted net loss per share for the year ended June 30, 2004 excludes the impact of options to purchase 1,757,154 shares of common stock, warrants to purchase 1,670,860 shares of common stock, and the conversion of convertible preferred stock into 534,000 shares of common stock.

Stock-Based Compensation

We have adopted SFAS No. 123(R) (revised 2004), Share-Based Payment, effective July 1, 2005, utilizing the Modified-Prospective Transition method, by which the Company has recognized the cost of share-based payments based on their grant-date fair value from the beginning of the fiscal period in which the provisions of SFAS 123(R) were first adopted. Measuring and assigning of compensation cost for share-based grants made prior to, but not vested as of, the date of adopting SFAS 123(R) have been based upon the same estimate of grant-date fair value previously disclosed under SFAS 123 in a pro forma manner. We recognize compensation expense for stock option awards on a straight-line basis over the requisite service period of the award.

The Company has two share-based compensation plans. In September 2003, the Board of Directors adopted the 2003 Equity Incentive Plan (the “2003 Equity Plan”), which was approved by the stockholders in December 2003 and was amended in December 2005. The 2003 Equity Plan replaced the 1993 Stock Plan, which expired in November 2003. The 2003 Equity Plan, as amended, provides for the issuance of options and stock awards and reserves up to 2,500,000 shares of common stock for issuance under the plan. In general, options are granted with an exercise price equal to the market price of the underlying common stock on the date of the grant, have a term of 10 years and become exercisable over the vesting period of either one year or four years. The Company distributes newly-issued shares in exchange for the net cash proceeds when stock options are exercised and has not repurchased, and does not expect to repurchase, shares subsequent to their issuance upon stock option exercise.

In September 2003, the Board of Directors adopted the 2003 Employee Stock Purchase Plan (the “2003 ESPP”), which was approved by stockholders in December 2003. The 2003 ESPP has reserved 500,000 shares of common stock for sale. The 2003 ESPP permits eligible employees to purchase common stock at a discount through payroll deductions during defined six month accumulation periods. The price at which the stock is purchased is equal to the lower of 85% of the fair value of the stock on the last trading

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

day before the commencement of the applicable offering period or 85% of the fair value of the common stock on the last trading day of the accumulation period.

The Company granted a total of 467,400 options to purchase common stock during the year ended June 30, 2006, for which the aggregate grant-date fair value was $1,573,000. As of June 30, 2006, there was $1,517,000 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the stock option plans, which is expected to be recognized over the next four years.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model which uses the assumptions noted in the following table. Because option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatilities of the Company’s stock over the expected life of the option. The expected term of options represents the period that the Company’s stock-based awards are expected to be outstanding based on the simplified method provided in Staff Accounting Bulletin 107. The risk-free interest rate for periods related to the expected life of the options is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is zero, as the Company does not anticipate paying dividends in the near future. During the year ended June 30, 2006, the Company used a forfeiture rate of 4.46% based on an analysis of historical data as it reasonably approximates the currently anticipated rate of forfeiture for granted and outstanding options that have not vested. The Company grants options under the 2003 Equity Plan to both employees and non-employee directors, for whom the vesting period of the grants is four years and one year, respectively. The following assumptions were used for these two types of grants to determine stock-based compensation during the year ended June 30, 2006.

	4-year vesting	1-year vesting
Weighted average volatility	1.10-1.27	1.27
Expected dividends	—	—
Expected term (in years)	6.25	5.50
Risk-free interest rate	4.35%-4.83%	4.35%

A summary of option activity under the 1993 Stock Plan and the 2003 Equity Plan as of June 30, 2006, and changes during the year then ended is presented below.

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Outstanding at July 1, 2005	2,243,351	$2.98	—	—
Granted	467,400	3.77	—	—
Canceled	(44,520)	3.73	—	—
Exercised	(81,042)	0.86	—	—
Outstanding at June 30, 2006	2,585,189	3.18	5.20	$1,542,006
Exercisable at June 30, 2006	1,962,436	2.97	4.00	$1,542,006

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between the closing stock price of our common stock on the last trading day of our fiscal year 2006 and the exercise price, times the number of shares) that would have been received by the option

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

holders had all option holders exercised their options on June 30, 2006. This amount changes based on the fair market value of our common stock. The intrinsic value of 81,042 stock options exercised was $246,000, and the Company received $70,000 for the exercise of stock options, during the year ended June 30, 2006.

If factors change and we employ different assumptions in the application of SFAS 123(R) in future periods, the compensation expense that we record under SFAS 123(R) may differ significantly from what we have recorded in the current period. Therefore, we believe it is important for investors to be aware of the high degree of subjectivity involved when using option pricing models to estimate share-based compensation under SFAS 123(R). Option-pricing models were developed for use in estimating the value of traded options, which are listed on organized exchange markets, that have no vesting or hedging restrictions, are fully transferable and do not cause dilution. Because our share-based payments have characteristics significantly different from those of freely traded, listed options, and because changes in the subjective input assumptions can materially affect our estimates of fair values, in our opinion, existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that are significantly in excess of the fair values originally estimated on the grant date and reported in our financial statements. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee share-based awards is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

The amount of stock-based compensation expense recognized during the year ended June 30, 2006 was $848,000, of which $340,000 has been recorded in research and development expenses and $508,000 has been recorded in general and administrative expenses. The Company recorded no income tax benefits for stock-based compensation arrangements for the year ended June 30, 2006, as the Company has cumulative operating losses, for which a valuation allowance has been established. Estimates of stock-based compensation expenses are significant to our financial statements, but these expenses are based on the Black-Scholes option valuation model and will never result in the payment of cash by us.

The guidance in SFAS 123(R) and SAB 107 is relatively new, and best practices are not well established. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among option valuation models, and this may result in a lack of comparability with other companies that use different models, methods and assumptions.

Prior to the adoption of SFAS 123(R), the Company accounted for stock option grants in accordance with Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related Interpretations. Under APB 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the market price of the shares at the date of the grant. As permitted by SFAS 123, and as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,”

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

the Company elected to continue to apply the provisions of APB 25 and related interpretations in accounting for its employee stock option and stock purchase plans.

Disclosures of pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 148 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by the SFAS 123 using the Black-Scholes option valuation model.

For purposes of pro forma disclosures during fiscal periods prior to the adoption of SFAS 123(R) on July 1, 2005, the estimated fair value of the options is amortized over the vesting period of the options using the straight-line method. The Company’s pro forma information previously reported during periods prior to the adoption of SFAS 123(R) was as follows.

	Years ended June 30,
	2004	2005
	(in thousands, except per share data)
Net loss—as reported	$(1,808)	$(24,978)
Add back:
Deferred compensation	55	27
Deduct:
Stock-based employee expense determined under SFAS 123	(616)	(687)

Pro forma net loss	$(2,369)	$(25,638)

Net loss per share—as reported
Basic and diluted	$(0.09)	$(0.94)

Pro forma net loss per share
Basic and diluted	$(0.11)	$(0.97)

The fair value used to determine the pro forma expense for the options in the above table was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions: expected volatility calculations, based on historical data, of 0.606 and 0.846 in 2005 and 2004, respectively; expected option lives of five years and no dividend yield for each of 2005 and 2004, respectively. Weighted average risk-free interest rate assumptions were based on U.S. government bonds, with maturities equal to the expected option lives, of 3.50% and 3.07% in 2005 and 2004, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity that are excluded from our net income (loss), specifically, the unrealized gains and losses on available-for-sale securities. For the years ended June 30, 2006, 2005 and 2004, the components of comprehensive income (loss) have been included in the Consolidated Statements of Stockholders’ Equity (Deficit).

Derivative Financial Instruments

In March 2004, the Company raised $19,400,000 in gross offering proceeds from the sale of 3,880,000 shares of common stock at a price of $5.00 per share. Investors also received warrants to purchase

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

an additional 582,000 shares of common stock at a price of $6.73 per share. The Company also issued to its placement agent warrants to purchase 155,200 shares of common stock at a purchase price of $6.00 per share and 23,280 shares at $8.08 per share. The common stock and warrants issued in this private placement were initially unregistered. The Company filed a registration statement on Form S-3 with the Securities and Exchange Commission on April 14, 2004 to register the shares issued in the private placement as well as the shares to be issued upon exercise of the warrants. In accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” the warrants were reported as a liability and valued at fair value on the date of issuance. Pursuant to the terms of the private placement agreement, the Company could have delivered warrants for which the related shares were unregistered, but would have been required to pay a monthly penalty to each purchaser, with no contractual maximum, until the time that the registration statement was declared effective. Accordingly, because the penalty for not registering the shares related to the warrants had no contractual maximum, the Company determined that the penalty did not represent a reasonable difference between the value of registered and unregistered shares and that settling with unregistered shares was not an economically reasonable alternative. The warrants were revalued each period until the effective date of the registration statement, and the change in the fair value from the date of issuance through the date that the registration statement became effective in the amount of $477,239, has been recorded as non-cash income. The warrant liability was transferred to permanent equity when shares issuable upon exercise of the warrants were registered.

Fair Value of Financial Instruments

The fair value of cash equivalents and investments is based on quoted market prices. The carrying amount of cash equivalents and investments are considered to be representative of their respective fair values at June 30, 2006 and 2005.

Recent Accounting Pronouncement

In November 2005, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position, or FSP, Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP is required to be applied to reporting periods beginning after December 15, 2005. The adoption of this FSP in 2006 had no impact on the Company’s financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109, or FIN No. 48, which clarifies the accounting for uncertainty in tax positions. FIN No. 48 requires a company to recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 are effective as of the beginning of the 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN No. 48 on its financial statements, but believes that FIN No. 48 will not have a material impact on its financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 2. Acquisition of Empire Pharmaceuticals, Inc.

On July 14, 2004, NTI acquired Empire Pharmaceuticals, Inc. (“Empire”), a development stage enterprise, through the merger of Empire into NTI-Empire, Inc., a wholly-owned subsidiary of NTI. Pursuant to the transaction, NTI acquired worldwide rights to Viprinex (ancrod), a novel reperfusion agent that is in pivotal Phase 3 trials for the treatment of acute ischemic stroke. Viprinex is derived from the venom of the Malayan pit viper.

The terms of the purchase agreement provided for initial and contingent payments, requiring that the Company pay one-half of the purchase price upon closing and one-half of the purchase price if and when pivotal Phase 3 clinical trials for Viprinex commenced. Accordingly, the Company paid the selling stockholders of Empire $11,453,000 in July 2004, consisting of 2,399,163 shares of common stock valued at $9,453,000 and cash of $2,000,000, and incurred acquisition-related expenses of $1,216,000. Pivotal Phase 3 clinical trials for Viprinex commenced in November 2005, and the Company made the contingent payment to the Empire selling stockholders in the amount of $11,501,000, consisting of 2,375,170 shares of common stock valued at $9,501,000 and cash of $2,000,000, in December 2005.

The transaction was accounted for as a purchase of assets, rather than as a business combination, because Empire was a development stage enterprise that had not commenced its intended principal operations. Empire lacked the necessary elements of a business entity because it did not have a product which had received regulatory approval to be marketed and therefore had no ability to access customers.

The Company allocated the purchase price in accordance with the provisions of SFAS 142, Goodwill and Other Intangible Assets (“SFAS 142”), related to the purchase of a group of assets. SFAS 142 provides that the cost of the group of assets acquired in a transaction other than a business combination shall be allocated to the individual assets acquired based upon their relative fair values.

In accordance with the provisions of SFAS 142, tangible assets, all identifiable intangible assets and acquired in-process research and development were assigned portions of the purchase price based on their relative fair values. To this end, an independent third-party valuation was obtained and used to assist management in determining the fair value of the tangible assets, identifiable intangible assets and acquired in-process research and development. Based upon this valuation, the Company allocated the initial and contingent payments, on the dates they were made, as follows (in thousands).

	July 2004	December 2005	Total
Current assets	$2,000	$—	$2,000
Property and equipment, net	17,000	—	17,000
Acquired in-process research and development	12,650,000	11,501,000	24,151,000

Total assets acquired	$12,669,000	$11,501,000	$24,170,000

During the identification and valuation process related to the acquisition, the Company determined that the acquired in-process research and development related to Viprinex had a fair value of $12,650,000 associated with the initial payment made in July 2004 and $11,501,000 associated with the contingent payment in December 2005. At the date of the purchase and payment of the contingent amount, Viprinex had not received regulatory approval to be marketed and the in-process research and development had no alternative future uses, as defined by the practice aid titled “Assets Acquired in a Business Combination to be Used in Research and Development Activities,” published by the American

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Institute of Certified Public Accountants. Accordingly, the acquired in-process research and development was charged to expense at the time the initial and contingent payments were made.

Note 3. Restricted Cash

In accordance with the terms of the sublease for certain of its operating facilities, the Company, as sublessee, is required to maintain a security deposit in the approximate amount of $31,000 in a separate commercial bank account of the sublessor’s selection. All principal and interest in the account remain the property of the Company, and all such principal and interest balances shall be returned to the Company after termination of the sublease in October 2009, subject to fulfillment of all conditions and covenants.

Note 4. Investments

Available-for-sale securities were as follows (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Market Value
June 30, 2006
Auction rate securities:
Maturing after 5 years	$830	$—	$—	$830
Corporate debt obligations:
Maturing within 1 year	45	—	—	45
Maturing after 1 through 5 years	35	—	(1)	34
U.S. Government obligations:
Maturing within 1 year	1,982	—	(8)	1,974
Maturing after 1 through 5 years	1,978	—	(3)	1,975
Municipal Securities:
Maturing after 5 years	400	—	—	400
Mortgage and asset-backed securities:
Maturing after 5 years	260	—	(7)	253

Total investments	$5,530	$—	$(19)	$5,511

June 30, 2005
Auction rate securities:
Maturing after 5 years	$200	$—	$—	$200
Corporate debt obligations:
Maturing within 1 year	113	—	(1)	112
Maturing after 1 through 5 years	2,304	—	(23)	2,281
Maturing after 5 years	1,263	4	—	1,267
U.S. Government obligations:
Maturing after 1 through 5 years	297	—	—	297
Maturing after 5 years	272	4	—	276
Municipal Securities:
Maturing within 1 year	129	—	—	129
Mortgage and asset-backed securities:
Maturing after 5 years	3,088	13	—	3,101
Securities issued by foreign governments and agencies—denominated in $US Maturing after 5 years	15	—	—	15

Total investments	$7,681	$21	$(24)	$7,678

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Realized losses were $92,191 and $234,355 during the years ended June 30, 2006 and 2005, respectively. There were no realized gains or losses during the year ended June 30, 2004.

Note 5. Property and Equipment

Property and equipment as of June 30, 2006 and 2005 consisted of the following:

	2005	2006
Machinery and equipment	$151,509	$238,228
Furniture, fixtures and leasehold improvements	19,586	273,630
Clinical production equipment	500,720	500,720

Property and equipment, gross	671,815	1,012,578
Less accumulated depreciation and amortization	(75,794)	(261,069)

Property and equipment, net	$596,021	$751,509

Depreciation and amortization expense was $194,119, $72,230 and $5,967 during the years ended June 30, 2006, 2005 and 2004, respectively.

Note 6. Commitments and Contingencies

Lease Commitments

In April 2005, the Company entered into a lease agreement for its current executive offices in Emeryville, California, which commenced in August 2005 and continues through November 2010. The Company occupied its former executive office facilities in Richmond, California pursuant to the terms of its lease which expired in July 2005, and began occupying the new facilities in Emeryville in August 2005.

In May 2005, the Company entered into a sublease in Edgewater, New Jersey, which commenced in June 2005, and continues through October 2009, for its operating staff dedicated to the Viprinex development program.

For leases that contain rent escalations, the Company records the total rent payable during the lease term on a straight-line basis over the term of the lease and records the difference between the rents paid and the straight-line rent as a deferred rent liability. The balance of our deferred rent liability was $75,488 and $9,710 as of June 30, 2006 and 2005, respectively.

As of June 30, 2006, future minimum lease payments under operating leases in California and New Jersey are as follows.

Year ending June 30:
2007	$311,878
2008	356,654
2009	363,602
2010	288,202
2011	105,366

Total minimum future lease payments	$1,425,702

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Rent expense for the years ended June 30, 2006, 2005 and 2004 was $338,368, $247,725, and $103,000, respectively.

Other Commitments

In January 2006, we entered into an agreement with Nordmark Arzneimittel GmbH & Co. KG, or Nordmark, which was amended in March 2006, pursuant to which Nordmark established a snake farm and a purification unit for the supply of raw venom of the Malayan pit viper, the starting material for Viprinex. Under the agreement, we are obligated to make payments to Nordmark of €2.0 million (or approximately $2.5 million) towards the costs of the snake farm and purification unit, which is owned and operated by Nordmark. We are also obligated to pay Nordmark for certain operating costs until the commercialization of Viprinex. If, among other things, we abandon the development and/or commercialization of Viprinex before the end of 2010, we will be required to reimburse Nordmark for certain operating costs and make an additional payment of up to €2.8 million (or approximately $3.6 million). The agreement also calls for us to pay for certain fully burdened costs and certain other expenses that total €5.3 million (or approximately $6.7 million). As of June 30, 2006, our remaining aggregate contractual commitment to Nordmark under the agreement, for the cost of the snake farm and purification unit and related operating costs, is €6.2 million (or approximately $7.8 million).

In March 2005, we entered into a supply agreement with Nordmark, pursuant to which Nordmark supplies us with the active pharmaceutical ingredient, or API, of Viprinex. Pursuant to this agreement, we paid Nordmark €400,000 (or approximately $511,000) to purchase equipment for the development and manufacturing of Viprinex. For the supply of the API, we are required to make periodic payments over the term of the contract totaling €7.3 million (or approximately $9.4 million) as work is performed. The agreement will continue until 2019, unless terminated earlier in accordance with the terms of the agreement. As of June 30, 2006, our remaining contractual commitment to Nordmark under the agreement was €3.8 million (or approximately $4.9 million).

In April 2005, we entered into a drug product development and clinical supply agreement with Baxter Pharmaceutical Solutions, LLC, pursuant to which we engaged Baxter to aseptically fill and package our Viprinex product into its finished form for development and clinical use. The term of the agreement will continue until Baxter completes product production, which is expected to be in August 2008, and the estimated amount payable by us pursuant to this agreement is approximately $834,000. As of June 30, 2006, our remaining contractual commitment to Baxter was approximately $394,000.

In July 2005, we entered into an agreement with SCIREX Corporation, or SCIREX, pursuant to which SCIREX serves as the clinical research organization supporting our Phase 3 clinical program for Viprinex. This agreement was amended in April 2006 and the scope of services to be performed by SCIREX was significantly reduced. The agreement, as amended, provides for aggregate payments to SCIREX of approximately $6.8 million over the term of the agreement, which will end upon the completion of the project. As of June 30, 2006, our remaining contractual commitment to SCIREX was approximately $2.7 million.

In February 2006, we entered into an agreement with S&P Pharmatest Management GmbH, or S&P, pursuant to which S&P served as the clinical research organization supporting our Phase 3 clinical program for Viprinex in certain European countries. The agreement provided for aggregate payments to S&P of €3.6 million (or approximately $4.6 million including pass-through costs) over the term of the agreement, and is to end upon the completion of the project, which was expected to occur in 2008. As of June 30, 2006, our remaining contractual commitment to S&P was €2.6 million (or approximately $3.4 million). See Note 13.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Pursuant to our license agreement with Abbott Laboratories, which we acquired in connection with our acquisition of Empire in July 2004, we have an obligation to use commercially reasonable efforts to develop Viprinex for the treatment of ischemic stroke and, if Viprinex receives regulatory approval from the FDA, to market the product for that indication. We will be required to make milestone payments of up to an aggregate of $2.0 million, consisting of payments of (i) $500,000 upon receiving regulatory approval in the United States and (ii) $500,000 upon first approval in each of Europe, Latin America and Asia. To date, we have made no payments to Abbott under this agreement. Prior to our acquisition of the rights to Viprinex in connection with our acquisition of Empire in July 2004, Empire had paid Abbott a total of $500,000 in license fees under this agreement. If Viprinex is approved for marketing, we will be required to pay royalties to Abbott on net sales of the drug. The license agreement with Abbott will continue until terminated by either party. Abbott has the right to terminate the agreement only in the event of our breach, and we have a right to terminate the agreement for our convenience upon 90 days’ notice.

We have also entered into agreements with service providers and clinical sites that administer and conduct our clinical trials, respectively. We make payments to the service providers and sites based upon the number of patients enrolled. We have estimated the future patient enrollment costs based on the number of patients that we expect to enroll and have included those estimates in the table below.

At June 30, 2006, the annual aggregate commitments we have under these agreements, including potential payments which could be due under the Abbott license for achieving regulatory objectives, are as follows:

Year ending June 30:
2007	$8,809,000
2008	5,461,000
2009	6,569,000
2010	3,316,000
Thereafter	—

Total contractual commitments	$24,155,000

Certain licenses provide for the payment of royalties by us on future product sales, if any. In addition, in order to maintain these licenses and other rights during product development, we must comply with various conditions including the payment of patent related costs.

Contingencies

From time to time, the Company may be involved in claims and other legal matters arising in the ordinary course of business. Management is not currently aware of any matters that will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Note 7. Line of Credit

In August 2005, the Company established a $10 million line of credit with a national commercial bank. The line of credit is a revolving credit facility which is secured by the Company’s assets (excluding intellectual property but including the right to receive payments pursuant to intellectual property agreements), matures in two years, bears interest at the bank’s annual prime rate plus 1.00%, provides that the Company maintain one of several alternative liquidity covenants and requires payment of an annual commitment fee of 0.15% on the committed balance. The liquidity covenants require the Company to meet at least one of the following two hurdles: a ratio of liquidity (as defined, cash and cash equivalents,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

available-for-sale investments and certain receivables) to cash burn (as defined, generally cash used to fund the prior month’s net loss) of at least 3:00 - 1:00, and a ratio of liquidity to all indebtedness to the bank of at least 1:15 - 1:00. The credit facility prohibits payment of dividends. As of June 30, 2006, the Company would have been able to access $10 million of the credit facility. The amount of money that the Company may access will decline as its liquidity declines. As of June 30, 2006, no borrowing had been made on the line of credit.

Note 8. Guarantees and Indemnifications

In the normal course of business, we have commitments to make certain payments to various clinical research organizations in connection with our clinical trial activities. Payments are contingent upon the achievement of specific objectives or events as defined in the agreements, and we have made appropriate accruals in our consolidated financial statements for those objectives that were achieved as of June 30, 2006. We also provide indemnifications of varying scope to our clinical research organizations and investigators against claims made by third parties arising from the use of our products and processes in clinical trials. Historically, costs related to these indemnification provisions were immaterial. We also maintain various liability insurance policies that limit our exposure. We are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations.

Note 9. Stockholders’ Equity (Deficit)

Convertible Preferred Stock

At June 30, 2006, the Company had 494,000 shares of Series A convertible preferred stock outstanding. The holders of the Series A convertible preferred stock are entitled to receive annual noncumulative dividends of 8% per share per annum, when and if declared by the Board of Directors. These dividends are in preference to any declaration or payment of any dividend on the common stock of the Company. As of June 30, 2006, no dividends had been declared.

Each share of Series A preferred stock is convertible, at the holder’s option, subject to antidilution provisions, into one share of common stock. Additionally, each share of the preferred stock will be automatically converted into one share of common stock upon the affirmative vote of a majority of the then-outstanding shares of Series A preferred stock. During the years ended June 30, 2006, 2005 and 2004, respectively, 10,000, 30,000 and 620,000 shares of Series A preferred stock were converted into common stock. The holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which their preferred stock is convertible.

In the event of any liquidation, dissolution, or winding up of the Company, the holders of the Series A preferred stock have a liquidation preference, over holders of common stock, of $0.50 per share plus any declared but unpaid dividends. After payment has been made to the holders of Series A preferred stock, the entire remaining assets and funds of the Company legally available for distribution, if any, would be distributed ratably among the holders of common stock.

Stockholder Rights Plan

On May 19, 2005, the Company’s Board of Directors declared a dividend distribution of one preferred share purchase right (the “Right”) for each outstanding share of the Company’s common stock to stockholders of record on May 27, 2005. The Rights were issued pursuant to, and are governed by the terms of, that certain Rights Agreement, dated May 19, 2005, by and between the Company and American Stock

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Transfer & Trust Company, as Rights Agent (the “Rights Agreement”) and will initially trade with shares of the Company’s common stock. If a person or group acquires beneficial ownership of 15% or more of the Company’s common stock (the “Control Stockholder”) in a transaction not approved in advance by the Company’s Board of Directors, each Right will entitle its holder, other than the Control Stockholder, to acquire additional shares of the Company’s capital stock at a formula price set forth in the Rights Agreement. In addition, if and after a Control Stockholder acquires more than 15% of the Company’s common stock, if the Company or its business is later acquired in a merger or asset sale by the Control Stockholder or in a transaction in which all stockholders are not treated alike, stockholders with unexercised Rights, other than the Control Stockholder, will be entitled to purchase common stock of the acquiring party (or its parent entity) at a formula price as set forth in the Rights Agreement.

The Board of Directors may redeem the Rights for a nominal amount at any time prior to an event that causes the Rights to become exercisable, and the rights will expire on May 27, 2015.

Warrants to Purchase Common Stock

At June 30, 2006, the Company had a total of 770,480 outstanding warrants to purchase shares of common stock as follows:

Number of Shares	Exercise Price	Issue Date	Expiration Date
10,000	$5.14	December 2003	December 2006
582,000	$6.73	March 2004	August 2009
155,200	$6.00	March 2004	February 2007
23,280	$8.08	March 2004	February 2007

770,480

Stock Option Plan

In September 2003, the Board of Directors adopted the 2003 Equity Incentive Plan (the “2003 Equity Plan”), which provides for the issuance of options and stock awards. The 2003 Equity Plan was approved by the stockholders in December 2003. The 2003 Equity Plan replaced the 1993 Stock Plan, which expired in November 2003. In December 2005, stockholders approved an increase of 1,500,000 shares issuable under the 2003 Equity Plan, to bring the total up to 2,500,000 shares of common stock reserved for issuance under the plan. In general, options are granted with exercise prices equal to the market price of the underlying common stock on the date of the grant, have a term of 10 years and become exercisable over the vesting period of either one year or four years.

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

A summary of stock option activity for the 1993 Stock Plan and the 2003 Equity Plan, and related information for the three years ended June 30, 2006 follows:

		Options Outstanding
	Options Available for Grant	Number of Shares	Weighted Average Exercise Price
Balance at June 30, 2003	232,186	1,651,029	$2.46
Options granted	(134,000)	134,000	5.98
Options canceled	22,420	(22,420)	3.70
Options exercised	—	(5,455)	3.31
Options expired	(250,606)	—	—
Options authorized	1,000,000	—	—

Balance at June 30, 2004	870,000	1,757,154	2.71
Options granted	(544,000)	544,000	3.89
Options canceled	15,480	(24,345)	4.25
Options exercised	—	(33,458)	2.66

Balance at June 30, 2005	341,480	2,243,351	2.98
Options granted	(467,400)	467,400	3.77
Options canceled	44,520	(44,520)	3.73
Options exercised	—	(81,042)	0.86
Options expired	(5,000)	—	4.23
Options authorized	1,500,000	—	—

Balances at June 30, 2006	1,413,600	2,585,189	$3.18

At June 30, 2006, 2005 and 2004, options to purchase 1,962,436, 1,641,706, and 1,403,308 shares of common stock, respectively, were exercisable. The weighted-average exercise price of options exercisable at June 30, 2006, 2005 and 2004 was $2.97, $2.59, and $2.59, respectively. The weighted-average fair value of options granted during fiscal years 2006, 2005, and 2004 was $3.37, $3.90, and $4.14, respectively.

The following table summarizes information concerning currently outstanding and exercisable options as of June 30, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$0.01 – 1.99	867,827	2.00	$1.02	867,827	$1.02
2.00 – 3.99	1,202,862	7.29	3.61	639,860	3.48
4.00 – 5.99	132,000	8.08	4.64	72,249	4.64
6.00 – 8.00	382,500	4.85	6.21	382,500	6.21

	2,585,189	5.20	$3.18	1,962,436	$2.97

In connection with the grant of certain stock options to senior management, we recorded deferred compensation of $274,000 in fiscal 2000. Deferred compensation represents the difference in the market value of the stock on the date granted and the exercise price of these options. Deferred compensation is

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

presented as a reduction of stockholders’ equity and is amortized over the vesting period of the option using a straight-line method. We recognized amortization of deferred stock compensation expense of $27,376 and $54,750 in the fiscal years ended June 30, 2005 and 2004, respectively.

Employee Stock Purchase Plan

In September 2003, the Board of Directors adopted, subject to stockholder approval, the 2003 Employee Stock Purchase Plan (the “2003 ESPP”). The 2003 ESPP was approved by the stockholders in December 2003. The 2003 ESPP reserves up to 500,000 shares of common stock for sale under the ESPP. The 2003 ESPP permits eligible employees to purchase common stock at a discount through payroll deductions during defined accumulation periods. The price at which the stock is purchased is equal to the lower of 85% of the fair value of the common stock on the last trading day before the commencement of the applicable offering period or 85% of the fair value of the common stock on the last trading day of the accumulation period. During the fiscal years ended June 30, 2006, 2005 and 2004, respectively, 14,799, 5,208 and 9,380 shares were purchased under the 2003 ESPP at a weighted average exercise price of $3.28, $3.42 and $3.16, respectively. Under the 2003 ESPP Plan, 476,605 shares remain available for issuance at June 30, 2006.

Common Stock Reserved for Future Issuance

At June 30, 2006, the Company has reserved shares of common stock for future issuance as follows:

Conversion of preferred stock into common stock	494,000
1993 Stock Plan and 2003 Equity Plan	3,998,789
Warrants	770,480
2003 ESPP	476,605

5,739,874

Note 10. Income Taxes

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rules and laws that are anticipated to be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

For the year ended June 30, 2006, the Company recorded a provision of $300,000 for California alternative minimum tax and New Jersey state taxes. There was no provision (benefit) for income taxes for the fiscal years ended June 30, 2005 and 2004 because the Company had incurred net operating losses.

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	As of June 30,
	2004	2005	2006
Deferred tax assets:
Net operating losses	$6,830,000	$12,144,000	$5,845,000
Research credits	430,000	520,000	898,000
Deferred Revenue	—	—	11,797,000
Other	290,000	307,000	400,000

Total deferred tax assets	7,550,000	12,971,000	18,940,000
Valuation allowance	(7,550,000)	(12,971,000)	(18,940,000)

Net deferred tax assets	$—	$—	$—

A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective income tax rate is as follows:

	Year ended June 30,
	2004	2005	2006
Tax expense (benefit) at federal statutory rate	(35.0)%	(35.0)%	(35.0)%
Effect of:
State tax	0.0%	0.0%	1.1%
Share-based expense	0.0%	0.0%	1.1%
In-process R&D	0.0%	17.8%	14.6%
Losses not benefited	35.0%	17.2%	19.3%

Total provision for income taxes	0.0%	0.0%	1.1%

Realization of the deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The net valuation allowance increased by $5,969,000, $5,421,000, and $530,000 during the fiscal years ended June 30, 2006, 2005 and 2004, respectively.

As of June 30, 2006, the Company had net operating loss carryforwards for federal income tax purposes of approximately $14,850,000, which will expire in fiscal years 2007 through 2026, and federal research and development tax credits of approximately $590,000, which will expire in fiscal years 2020 through 2026.

As of June 30, 2006, the Company had net operating loss carryforwards for state income tax purposes in California of approximately $14,000,000, which will expire in fiscal years 2007 through 2015 and state research and development tax credits in California of approximately $470,000, which do not expire.

Utilization of the Company’s net operating loss and credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of net operating loss and credits before utilization.

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Included in the net operating loss carryforwards are losses created by the exercise of stock options. Although these net operating loss carryforwards are reflected in total U.S. net operating tax loss carryforwards, pursuant to Statement 123(R), deferred tax assets associated with these deductions are only recognized to the extent that they reduce taxes payable. Further, these recognized deductions are treated as direct increases to stockholders’ equity and as a result do not impact the Consolidated Statement of Operations. To the extent stock-option related deductions are not recognized pursuant to Statement 123(R), the unrecognized benefit is not reflected on the Consolidated Balance Sheet. Accordingly, the Company has reduced deferred tax assets by approximately $161,000, which represents the unrecognized benefit from stock-option related net operating loss carryforwards as for June 30, 2006, that is potentially available for utilization in future years.

Note 11. Collaboration Agreements

In April 1998, we entered into a strategic research and marketing cooperation agreement with Merz Pharmaceuticals GmbH, or Merz, and Children’s Medical Center Corp. in Boston, Massachusetts, (“CMCC”) to further the clinical development and commercialization of memantine. Pursuant to this agreement, we have the right to share in revenues from worldwide sales of Namenda/Ebixa (memantine) for Alzheimer’s disease and any future sales for indications covered by the CMCC patents, which include AIDs-related dementia and neuropathic pain. However, we do not receive royalties on Merz’s sales of memantine for dementia or for Alzheimer’s disease in certain countries where Merz had pre-existing marketing or other commercial arrangements, including Japan, Korea and China; Germany, Italy, Spain and several other smaller European markets, and much of Latin America, excluding Brazil. We have no significant ongoing obligations under the agreement and rely on Merz and its marketing partners for the commercialization of memantine for Alzheimer’s disease and for the clinical development of memantine for other indications.

In June 2000, Merz entered into agreements with Forest Laboratories, Inc., or Forest, for the development and marketing of memantine in the United States for the treatment of Alzheimer’s disease and the indications covered by the CMCC patents. In August 2000, Merz entered into a strategic license and cooperation agreement with H. Lundbeck A/S, or Lundbeck, of Copenhagen, Denmark, for the further development and marketing of memantine for the treatment of Alzheimer’s disease and the indications covered by the CMCC patents. Lundbeck acquired exclusive rights to memantine in certain European markets, Canada, Australia and South Africa, as well as semi-exclusive rights to co-market memantine with Merz in other markets worldwide, excluding the United States and Japan, where Merz has granted development rights to Forest and Daiichi Suntory Pharma Co., Ltd., or Suntory, respectively. While we are not a party to any of these agreements, we are entitled to receive a share of the license fees and royalties Merz receives from Forest, Lundbeck and Suntory pursuant to our strategic research and marketing cooperation agreement with Merz and CMCC.

Forest and Merz have informed us that they do not plan to pursue further development of Memantine for neuropathic pain, and we do not believe they are pursuing development of any other indications for which we may be entitled to a royalty. As a result, we, Merz and CMCC are discussing options for the development of memantine for the indications covered by the CMCC patents and other possible changes to our agreement. Merz and CMCC have the ability to terminate the agreement upon providing six months notice. Upon any such termination, the patents licensed to Merz would revert to CMCC and Merz would no longer have rights to use the licensed patents.

During the fiscal years ended June 30, 2006, 2005 and 2004, we received royalty payments of $5.1 million, $3.1 million and $0.3 million, respectively, from Merz on sales of Namenda/Ebixa. Memantine was

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

approved for the treatment of Alzheimer’s disease in the European Union in May 2002. In October 2003, the FDA approved memantine for the treatment of moderate to severe Alzheimer’s disease in the United States, which triggered a payment of approximately $2.5 million to the Company under the agreement. We received no license payment in fiscal years 2006 and 2005 and received a license payment of $2.5 million in fiscal year 2004.

We may receive additional license and royalty fees from Merz and its marketing partners, Forest and Lundbeck, from regulatory approvals in additional countries or for new indications and from sales of memantine. Because the clinical development and commercial marketing of memantine is managed by Merz and its marketing partners, the company is unable to estimate the timing or amount of potential revenues. The agreement will expire on a country-by-country basis on the later of ten years after the first commercial sale of a covered product or the last to expire patent covering products in that country. Merz or CMCC can terminate the agreement upon six months’ notice in the event that Merz or its marketing partners do not continue to develop memantine for neuropathic pain or another indication covered by the CMCC patents. The termination of our agreement with Merz or any failure by Merz or its partners to successfully commercialize memantine could reduce or terminate our future royalties under the research and marketing cooperation agreement. Forest and Merz have informed us that they do not plan to pursue further development of Memantine for neuropathic pain and we do not believe that they are pursuing development of any other indications for which we may be entitled to a royalty. As a result, we, Merz and CMCC are discussing options for the development of memantine for the indications covered by the CMCC patents and other possible changes to the agreement.

In November 2005, we sold all of our worldwide rights and assets related to XERECEPT to two subsidiaries of Celtic. Pursuant to that agreement, we are entitled to receive a total of $33 million in upfront non-refundable payments, of which we received $29 million through June 30, 2006, with $4 million due in January 2007. We are also entitled to receive up to an additional $15 million in payments upon the achievement of certain regulatory objectives, and, if XERECEPT is approved for commercial sale, we are entitled to receive profit-sharing payments on sales in the United States and royalties on sales elsewhere in the world. We also entered into a collaboration and services agreement with Celtic, pursuant to which we continue to administer and procure third-party Phase 3 clinical development services in the United States related to XERECEPT, in exchange for reimbursement of such expenses incurred by us. This agreement expires in November 2011 unless earlier terminated by the parties in accordance with its terms.

Note 12. 401(k) Plan

The Company maintains a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time employees. Participating employees may defer a portion of their pretax earnings, up to the limit established by the Internal Revenue Service. The Company made employer contributions to the plan, recorded as expense, of $11,171, $3,546, and $3,673 in the years ended June 30, 2006, 2005 and 2004, respectively.

Note 13. Subsequent Events

In July 2006, the Company announced the appointment of Craig W. Carlson as its Vice President and Chief Financial Officer.

On September 28, 2006, the Company received a Staff Determination Letter from the NASDAQ Stock Market notifying the Company of its noncompliance with NASDAQ Marketplace Rule 4310(c)(14)

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

because of the Company’s failure to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2006 on a timely basis. The notice indicated that, due to such noncompliance, the Company’s common stock would be subject to delisting. The Company requested an appeal of the Staff’s determination and was able to resolve the filing delay before NASDAQ took any delisting action.

In January 2007, the Company received the final $4.0 million payment pursuant to the promissory note issued by Celtic in connection with the Company’s sale of rights to XERECEPT.

In January 2007, the Company paid Nordmark 1.0 million Euros (approximately $1.3 million), which was due upon completion of the snake farm pursuant to the March 2005 agreement, as amended.

In March 2007, we terminated our agreement with S&P and, in April 2007, we retained ICON Clinical Research Limited, or ICON, to oversee our clinical trials in Europe and certain other locations. We currently estimate the costs related to ICON to be $8.9 million, including estimated pass through costs.

During the nine months ended March 31, 2007, the Company received royalty payments from Merz of approximately $5.0 million for sales of memantine by Merz and its marketing partners. Subsequent to March 31, 2007, the Company received additional royalties from Merz of approximately $3.9 million. Royalty revenue received pursuant to the agreement with Merz is recorded when received, which occurs in the second quarter following the quarter in which the revenues are earned by Merz’s marketing partners.

In April 2007, the Company sold 3,043,478 shares of common stock and warrants to purchase an equivalent number of shares of common stock for gross offering proceeds of $7.0 million and net offering proceeds, after commissions and expenses, of approximately $6.5 million. The offering was made pursuant to a shelf registration statement declared effective by the Securities and Exchange Commission on March 23, 2007. The warrants issued in connection with the offering are exercisable for five years at a price of $2.40.

Based on the cash, cash equivalents and investments held at March 31, 2007, the receipt of royalties from Merz subsequent to March 31, 2007 and the proceeds from our issuance of common stock and warrants in April 2007, management anticipates that the Company’s cash, cash equivalents, and investment balances will be sufficient to meet its cash requirements through October 2007. In order for the Company to continue as a going concern for the next 12 months, the Company will be required to obtain capital from external sources. There can be no assurance that the offering to which this prospectus relates will be completed or , if completed, that the Company will receive the anticipated proceeds. The issuance of additional equity securities will cause dilution to our shareholders. If external sources of financing are not available or are inadequate and our revenues are lower than expected or our operating expenses are higher than expected, we may be required to delay, scale back, or terminate our clinical trials or to obtain funds by entering into arrangements with collaborative partners or others.

Unaudited Interim Financial Statements

NEUROBIOLOGICAL TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2007	June 30, 2006
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,182,135	$9,736,958
Investments	3,380,053	5,510,875
Interest receivable	10,940	28,760
Accounts receivable	1,735,683	1,569,901
Notes receivable	—	4,000,000
Prepaid expenses and other current assets	429,589	817,580

Total current assets	7,738,400	21,664,074
Restricted cash	31,820	31,409
Deposits	53,000	52,000
Property and equipment, net	610,456	751,509

TOTAL ASSETS	$8,433,676	$22,498,992

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Bank overdraft	$375,414	$ —
Accounts payable	282,642	875,710
Accrued clinical trial expenses	492,963	657,178
Accrued professional expenses	322,641	313,065
Accrued toxicology and manufacturing expenses	822,545	1,318,792
Other accrued liabilities	883,738	944,391
Deferred revenue, current portion	5,500,000	5,500,000

Total current liabilities	8,679,943	9,609,136
Deferred revenue, net of current portion	20,166,672	24,291,669

Total liabilities	28,846,615	33,900,805

Commitments and contingencies (See Note 6 to audited financial statements)

Stockholders’ deficit:
Convertible Series A Preferred stock, $.001 par value, 5,000,000 shares authorized, 2,332,000 issued in series, 494,000 outstanding at March 31, 2007 and June 30, 2006 (aggregate liquidation preference of $247,000 at March 31, 2007 and June 30, 2006)	247,000	247,000
Common stock, $.001 par value, 50,000,000 shares authorized at March 31, 2007 and June 30, 2006, 29,775,581 and 29,558,429 outstanding at March 31, 2007, and June 30, 2006, respectively	29,775	29,558
Additional paid-in capital	84,396,688	83,482,087
Accumulated deficit	(105,083,487)	(95,141,148)
Accumulated other comprehensive loss	(2,915)	(19,310)

Total stockholders’ deficit	(20,412,939)	(11,401,813)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$8,433,676	$22,498,992

See accompanying notes.

NEUROBIOLOGICAL TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended March 31,		Nine months ended March 31,
	2007	2006	2007	2006
REVENUES
Technology sale and collaboration services	$3,170,118	$3,239,385	$8,727,033	$4,330,418
Royalty	1,707,739	1,365,870	4,951,854	3,686,589

Total revenues	4,877,857	4,605,255	13,678,887	8,017,007

EXPENSES
Research and development	7,690,391	6,815,308	19,229,530	14,864,718
Acquired in-process research and development	—	—	—	11,500,704
General and administrative	1,685,649	1,393,481	4,744,968	4,744,105

Total expenses	9,376,040	8,208,789	23,974,498	31,109,527

Operating loss	(4,498,183)	(3,603,534)	(10,295,611)	(23,092,520)
Investment income	83,907	139,856	353,272	227,765

Loss before income taxes	(4,414,276)	(3,463,678)	(9,942,339)	(22,864,755)
Provision for income taxes	—	—	—	130,000

NET LOSS	$(4,414,276)	$(3,463,678)	$(9,942,339)	$(22,994,755)

Basic and diluted net loss per share	$(0.15)	$(0.12)	$(0.34)	$(0.83)

Shares used in basic and diluted net loss per share calculation	29,663,697	29,491,440	29,593,182	27,585,298

See accompanying notes.

NEUROBIOLOGICAL TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine months ended March 31,
	2007	2006
OPERATING ACTIVITIES:
Net loss	$(9,942,339)	$(22,994,755)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	174,532	132,718
Stock-based compensation	568,314	656,170
Acquired in-process research and development	—	11,500,704
Changes in assets and liabilities:
Restricted cash	(411)	(298)
Interest receivable	17,820	37,856
Accounts receivable	(165,782)	(1,862,710)
Notes receivable	4,000,000	(8,000,000)
Prepaid expenses and other current assets	387,991	(107,914)
Deposits	(1,000)	6,642
Accounts payable and accrued liabilities	(1,304,607)	(874,997)
Deferred revenue	(4,124,997)	31,166,668

Net cash provided by (used in) operating activities	(10,390,479)	9,660,084

INVESTING ACTIVITIES:
Acquisition of Empire	—	(2,000,000)
Purchase of investments	(45,070,997)	(68,415,912)
Maturity and sale of investments	47,218,215	69,831,906
Purchases of property and equipment	(33,480)	(315,198)

Net cash provided by (used in) investing activities	2,113,738	(899,204)

FINANCING ACTIVITIES:
Increase in bank overdraft	375,414	—
Issuance of common stock	346,504	88,618

Net cash provided by financing activities	721,918	88,618

Increase (decrease) in cash and cash equivalents	(7,554,823)	8,849,498
Cash and equivalents at beginning of period	9,736,958	828,416

Cash and equivalents at end of period	$2,182,135	$9,677,914

Supplemental disclosure of non-cash investing activities:
Issuance of common stock for acquisition of Empire	$—	$9,500,704

See accompanying notes.

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007

(Unaudited)

Note 1—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Neurobiological Technologies, Inc. and its subsidiary (“NTI,” “we,” “our,” or the “Company”) have been prepared in accordance with U.S. generally accepted accounting principles for reporting on interim periods and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) contained in the instructions to Form S-1 and Article 10 of Regulation S-X. Accordingly, the accompanying condensed consolidated financial statements do not include all of the information and footnote disclosures required by U. S. generally accepted accounting principles for reporting on other than interim periods. These condensed consolidated financial statements should be read in conjunction with the financial statements for the year ended June 30, 2006 and related notes thereto included elsewhere in this prospectus.

The notes and accompanying condensed consolidated financial statements are unaudited and reflect all adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. Such adjustments consist only of normally recurring items. Operating results for the quarter ended March 31, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2007, or any future period. The preparation of these condensed consolidated financial statements in conformity with U. S. generally accepted accounting principles for reporting on interim periods requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements together with the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates.

The accompanying condensed consolidated financial statements include information for NTI-Empire, Inc., a wholly-owned subsidiary of the Company. In July 2004, NTI acquired Empire Pharmaceuticals, Inc. (“Empire”), a development stage enterprise, through the merger of Empire into NTI-Empire, Inc. All intercompany balances at March 31, 2007 and June 30, 2006 have been eliminated in consolidation. The Company operates in one segment, therapeutic drug development.

In the course of our development activities, we have incurred significant losses since inception, and we will likely incur additional operating losses at least through fiscal 2010 as we continue our drug development efforts. Based on the cash, cash equivalents and investments held at March 31, 2007, the receipt of royalties from Merz subsequent to March 31, 2007 and the proceeds from our issuance of common stock and warrants in April 2007, management anticipates that the Company’s cash, cash equivalents and investment balances will be sufficient to meet its cash requirements through October 2007. In order for the Company to continue as a going concern, for the next 12 months, the Company will be required to obtain capital from external sources. There can be no assurance that the offering to which this prospectus relates will be completed or, if completed, that the Company will receive the anticipated proceeds. The issuance of additional equity securities will cause dilution to our shareholders. If external sources of financing are not available or are inadequate and our revenues are lower than expected or our operating expenses are higher than expected, we may be required to delay, scale back, or terminate our clinical trials or to obtain funds by entering into arrangements with collaborative partners or others.

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Basic and Diluted Net Loss Per Share

Net loss per share is presented under the requirements of Financial Accounting SFAS No. 128, “Earnings per Share.” For the three and nine month periods ended March 31, 2007, basic and diluted net loss per share are based on the weighted average number of shares of common stock outstanding and excludes potentially dilutive securities of 4,037,014, which consist of options, warrants and convertible preferred stock, as their effect was anti-dilutive.

Stock-based Compensation

We adopted the requirements of SFAS No. 123(R) (revised 2004), “Share-Based Payment” (“SFAS123(R)”) effective July 1, 2005, utilizing the Modified-Prospective Transition method, by which the Company has recognized the cost of stock-based payments based on their grant-date fair value from the beginning of the fiscal period in which the provisions of SFAS 123(R) were first adopted. Measuring and assigning of compensation cost for stock-based grants made prior to, but not vested as of, the date of adopting SFAS 123(R) have been based upon the same estimate of grant-date fair value previously disclosed under SFAS 123 in a pro forma manner.

On November 10, 2005, the FASB issued FASB Staff Position No. SFAS 123(R)-3, Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards . The Company has elected to adopt the alternative transition method provided in this FASB Staff Position for calculating the tax effects of share-based compensation pursuant to SFAS 123(R). The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R).

The Company has two stock-based compensation plans. In September 2003, the Board of Directors adopted the 2003 Equity Incentive Plan (the “2003 Equity Plan”), which was approved by the stockholders in December 2003 and was amended in December 2005. The 2003 Equity Plan replaced the 1993 Stock Plan. The 2003 Equity Plan, as amended, provides for the issuance of options and stock awards and reserves up to 2,500,000 shares of common stock for issuance under the plan. In general, options are granted with an exercise price equal to the market price of the underlying common stock on the date of the grant, and become exercisable over the vesting period of either one year or four years. Options granted prior to September 19, 2006 have a term of 10 years, and options granted on and after September 19, 2006 to employees and consultants have a term of 7 years, and grants to Board members continue to have a term of 10 years pursuant to the automatic grant provisions of the 2003 Equity Plan. The Company distributes newly-issued shares in exchange for the net cash proceeds when stock options are exercised. The Company has not repurchased, and does not expect to repurchase, shares subsequent to their issuance upon stock option exercise.

In September 2003, the Board of Directors adopted the 2003 Employee Stock Purchase Plan (the “2003 ESP Plan”), which was approved by stockholders in December 2003. The 2003 ESP Plan has reserved 500,000 shares of common stock for sale. The 2003 ESP Plan permits eligible employees to purchase common stock at a discount through payroll deductions during defined six-month accumulation periods. The price at which the stock is purchased is equal to the lower of 85% of the fair value of the common stock on the last trading day before the commencement of the applicable offering period or 85% of the fair value of the common stock on the last trading day of the accumulation period.

The Company granted a total of 185,000 and 709,550 options, respectively, to purchase common stock during the quarter and nine months ended March 31, 2007, for which the aggregate grant-date fair

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

value was $498,350 and $1,481,350, respectively. The amount of compensation expense recognized during the quarter and nine months ended March 31, 2007 under these plans was $221,000 and $568,000, respectively. The amount of stock-based compensation expense recognized during the quarter and nine months ended March 31, 2006 under these plans was $197,000 and $656,000 respectively. The Company recorded no income tax benefits for stock-based compensation arrangements for the quarters and nine months ended March 31, 2007 and 2006, as the Company has cumulative operating losses, for which a valuation allowance has been established. As of March 31, 2007, there was $1,921,000 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the 2003 Equity Plan, which is expected to be recognized over the next four years.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model, which uses the assumptions noted in the following table. Because option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatilities of the Company’s common stock. The expected term of options represents the period that the Company’s stock-based awards are expected to be outstanding based on the simplified method provided in Staff Accounting Bulletin 107. The risk free interest rate for periods related to the expected life of the options is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is zero, as the Company does not anticipate paying dividends in the near future. During the quarter and nine months ended March 31, 2007, the Company used a forfeiture rate of 3.58% based on analysis of historical data as it reasonably approximates the currently anticipated rate of forfeiture for granted and outstanding options. The Company grants options under the 2003 Equity Plan to employees for whom the vesting period of the grants is three or four years and non-employee directors, for whom the vesting period of the grants is one year. The following assumptions were used for these four types of grants to determine stock-based compensation expense during the quarter and nine months ended March 31, 2007 and 2006.

March 31, 2007:	4 year vesting 7 year term	4 year vesting 10 year term	3 year vesting 7 year term	1 year vesting 10 year term
Weighted average volatility	0.82-1.08	1.08-1.27	0.80	0.89-1.27
Expected dividends	—	—	—	—
Expected term (in years)	4.75	6.25	4.50	5.50
Risk free interest rate	4.46%-4.66%	4.35%-4.83%	4.67%	4.35%-4.67%

March 31, 2006:	4 year vesting 10 year term	1 year vesting 10 year term
Weighted average volatility	1.16-1.27	1.27
Expected dividends	—	—
Expected term (in years)	6.25	5.5
Risk free interest rate	4.35-4.83%	4.35%

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

A summary of option activity under the 1993 Equity Plan and amended 2003 Equity Plan as of March 31, 2007, and changes during the nine-month period then ended is presented below.

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at July 1, 2006	2,585,189	$3.18	—	—
Granted	709,550	2.52	—	—
Exercised	(261,012)	1.81	—	—
Forfeited	(65,918)	3.86	—	—
Expired	(6,795)	3.46	—	—

Outstanding at March 31, 2007	2,961,014	$3.12	5.59	$922,997

Exercisable at March 31, 2007	1,949,302	$3.21	4.34	$909,797

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between the closing price of our common stock on the last trading day of the quarter ended March 31, 2007 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options on March 31, 2007. This amount changes based on the fair market value of our common stock. There were 261,012 stock options exercised during the quarter and nine months ended March 31, 2007 at an average exercise price of $1.81.

If factors change and we employ different assumptions in the application of SFAS 123(R) in future periods, the compensation expense that we record under SFAS 123(R) may differ significantly from what we have recorded in the current period. Therefore, we believe it is important for investors to be aware of the high degree of subjectivity involved when using option pricing models to estimate stock-based compensation under SFAS 123(R). Option-pricing models were developed for use in estimating the value of traded options, which are listed on organized exchange markets, have no vesting or hedging restrictions, are fully transferable and do not cause dilution. Because our stock-based payments have characteristics significantly different from those of freely traded, listed options, and because changes in the subjective input assumptions can materially affect our estimates of fair values, in our opinion, existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation awards. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Employee stock options may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, values may be realized from these instruments that are significantly in excess of the fair values originally estimated on the grant date and reported in our financial statements. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee stock-based awards is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Estimates of stock-based compensation expenses are significant to our financial statements, but these expenses are based on the Black-Scholes option valuation model and will never result in the payment of cash by us.

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The guidance in SFAS 123(R) and SAB 107 is relatively new and best practices are not well established. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among option valuation models, and this may result in a lack of comparability with other companies that use different models, methods and assumptions.

Cash Equivalents and Investments

The Company’s investments include securities of the U.S. government and its agencies, municipalities, corporations and mortgage-backed and auction rate securities. All securities which are highly liquid and purchased with original maturities of 90 days or less are recorded as cash equivalents. At March 31, 2007 and June 30, 2006, the Company had auction rate debt securities with interest rates that re-set in less than three months, but with maturities longer than three months. The Company has classified its investment securities, including auction rate securities, as available-for-sale securities as it does not intend to hold securities with stated maturities greater than twelve months until maturity. The Company manages its investment securities to maintain an average duration of less than six months and, in response to liquidity requirements and changes in the market value of securities, will sell investment securities prior to their stated maturities. Available-for-sale securities are carried at estimated fair value, based on available market information, with unrealized gains and losses reported as a component of Accumulated Other Comprehensive Loss in Stockholders’ Deficit. Realized gains or losses, amortization of premiums, accretion of discounts and earned interest are included in investment income. The cost of securities when sold is based upon specific identification.

Note 2—XERECEPT Collaboration and Services Agreement

Under a collaboration and services agreement entered into in November 2005 in connection with our sale of XERECEPT, we continue to administer and procure third-party Phase 3 clinical development services in the United States related to XERECEPT, in exchange for the reimbursement of expenses incurred by us, including a mark-up on our payroll-related expenses. During the three and nine months ended March 31, 2007, such reimbursable amounts were approximately $1.8 million and $4.6 million, respectively, and we have a receivable of $1.7 million under this agreement as of March 31, 2007. This agreement expires in November 2011, unless terminated earlier in accordance with its terms.

Note 3—Investments

Available-for-sale securities were as follows (in thousands):

March 31, 2007

	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Market Value
Auction rate securities:
Maturing after 5 years	$3,130	$—	$—	$3,130

Corporate debt obligations:
Maturing within 1 year	15	—	—	15
Maturing after 1 through 5 years	20	—	—	20

Mortgage and asset-backed securities
Maturing after 5 years	218	—	(3)	215

Total investments	$3,383	$—	$(3)	$3,380

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

June 30, 2006

	Cost	Gross Unrealized Gains		Gross Unrealized (Losses)	Market Value
Auction rate securities:
Maturing after 5 years	$830		$—	$—	$830

Corporate debt obligations:
Maturing within 1 year	45		—	—	45
Maturing after 1 through 5 years	35		—	(1)	34

U.S. Government obligations:
Maturing within 1 year	1,982		—	(8)	1,974
Maturing after 1 through 5 years	1,978		—	(3)	1,975

Municipal Securities
Maturing after 5 years	400		—	—	400
Mortgage and asset-backed securities
Maturing after 5 years	260		—	(7)	253

Total investments	$5,530	$		$(19)	$5,511

Note 4—Equity Transactions

During the quarters ended March 31, 2007 and 2006, the Company issued 261,012 and 74,125 shares upon the exercise of stock options for cash proceeds of $322,666 and $49,653, respectively. During the quarter ended December 31, 2006, the Company issued 13,614 shares pursuant to the 2003 ESP for proceeds of $23,838. During the quarter ended December 31, 2005, the Company issued 1,000 shares upon the exercise of common stock options for proceeds of $3,500 and issued 7,311 shares pursuant to the 2003 ESP for proceeds of $18,798. During the quarter ended December 31, 2005, the Company also issued 2,375,170 shares of common stock valued at $9,501,000 as a portion of the contingent consideration paid for Empire (see Note 2 to the Company’s Audited Consolidated Financial Statements contained elsewhere herein). During the quarter ended September 30, 2005, the Company issued 5,917 shares upon the exercise of common stock options for proceeds of $16,667.

Note 5—Comprehensive Loss

Comprehensive loss is comprised of net loss and certain changes in equity that are excluded from our net loss, which are the unrealized holding gains and losses on available-for-sale investments, and includes:

	Quarter ended March 31,		Nine months ended March 31,
	2007	2006	2007	2006
Net loss	$(4,414,276)	$(3,463,678)	$(9,942,339)	$(22,994,755)
Other comprehensive income (loss)	1,847	(9,272)	16,395	(13,922)

Comprehensive loss	$(4,412,429)	$(3,472,950)	$(9,925,944)	$(23,008,677)

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 6—Income Taxes

No provision or benefit for income tax is reported for the quarter and nine months ended March 31, 2007, as the Company reported an operating loss. Taxable income is determined based upon revenues and expenses determined for tax return purposes, subject to the use of net operating losses carried forward from prior years for both federal and state purposes, together with state research and development credits, subject to statutory limitations. The provision for income taxes for the quarter and nine months ended March 31, 2006 was $130,000 due to the sale of our worldwide rights and assets related to XERECEPT to Celtic in November 2005.

Note 7—Recently Issued Accounting Standards

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN No. 48”), which clarifies the accounting for uncertainty in tax positions. FIN No. 48 requires a company to recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 are effective for our fiscal year beginning July 1, 2007, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN No. 48 on its financial statements, but believes that FIN No. 48 will not have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. SFAS No. 157 does not expand or require any new fair value measures. The provisions of SFAS No. 157 are to be applied prospectively and are effective for our fiscal year beginning July 1, 2008. The Company is currently evaluating what effect, if any, the adoption of SFAS No. 157 will have on the Company’s consolidated results of operations and financial position.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits the measurement of many financial instruments and certain other items at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. The objective of SFAS No. 159 is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. It is intended to expand the use of fair value measurement. SFAS No. 159 is effective for our fiscal year beginning after November 15, 2007. The Company is currently evaluating what effect, if any, the adoption of SFAS No. 159 will have on the Company’s consolidated results of operations and financial position.

Note 8—Subsequent Events

Subsequent to March 31, 2007, the Company received royalty payments from Merz of approximately $3.9 million for sales of Namenda/Ebixa (memantine) by Merz and its marketing partners. Royalty revenue received pursuant to the agreement with Merz is recorded when received, which occurs in the second quarter following the quarter in which the revenues are earned by Merz’s marketing partners.

NEUROBIOLOGICAL TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In April 2007, we sold 3,043,478 shares of common stock and warrants to purchase an equivalent number of shares of common stock for gross offering proceeds of $7.0 million and net offering proceeds, after commissions and expenses, of approximately $6.5 million. The offering was made pursuant to a shelf registration statement declared effective by the Securities and Exchange Commission on March 23, 2007. The warrants issued in connection with the offering are exercisable for five years at a price of $2.40.

In March 2007, we terminated our agreement with S&P and, in April 2007, we retained ICON Clinical Research Limited, or ICON, to oversee our clinical trials in Europe and certain other locations. We currently estimate the costs related to ICON to be $8.9 million, including estimated pass through costs.

                 Shares

Neurobiological Technologies, Inc.

Common Stock

Merriman Curhan Ford & Co.

                    , 2007

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Our estimated expenses (other than underwriting discounts and commissions) payable in connection with the sale of the common stock offered hereby are as follows:

SEC registration fee	$ 2,294
NASD filing fee	7,975
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky qualification fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous fees and expenses	*

Total	$ *

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers

The registrant’s Certificate of Incorporation limits the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the General Corporation Law of the State of Delaware. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability (i) for any breach of their duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) for unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware law, or (iv) for any transaction for which the director derived an improper personal benefit.

The registrant’s Certificate of Incorporation also provides that the registrant will indemnify its directors and officers to the fullest extent permitted by Delaware law and, together with the registrant’s Bylaws, provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. The Certificate of Incorporation also empowers the Board of Directors to provide, at its option, similar indemnification to employees or agents of the registrant. The registrant has entered into separate indemnification agreements with its directors and officers that could require the registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The Underwriting Agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.	Description

1.1	Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation. (8)

3(i).1	Certificate of Amendment to Amended and Restated Certificate of Incorporation. (3)

3.2	Amended and Restated Bylaws of Neurobiological Technologies, Inc. (7)

3.3	Certificate of Designation, Preferences and Rights of Series RP Preferred Stock of Registrant. (10)

4.1	Form of Common Stock Certificate. (1)

4.2	Form of Warrant to Purchase Common Stock, issued March 1, 2004 to investors in a private placement transaction. (5)

4.3	Form of Rights Certificate for RP Preferred Stock. (10)

4.4	Form of Common Stock Warrant issued to certain institutional investors as a component of the units in a private placement transaction on April 4, 2007 (18)

5.1	Opinion of Goodwin Procter LLP*

10.1	1993 Stock Plan. (4)

10.2	Form of Indemnity Agreement between the Company and its directors and officers. (1)

10.3	License and Cooperation Agreement among the Company, Merz + Co. GmbH & Co. and Children’s Medical Center Corp., effective as of April 16, 1998. (17)+

10.4	Payment Agreement between the Company and Children’s Medical Center Corp., effective as of April 16, 1998. (2)+

10.5	2003 Equity Incentive Plan. (6)

10.6	2003 Employee Stock Purchase Plan. (6)

10.7	Rights Agreement, dated May 19, 2005, by and between American Stock Transfer & Trust Co., as Rights Agent, and the Company. (10)

10.8	Project Contract, dated January 1, 2005, by and between the Company and ICON Clinical Research, L.P. (protocol NTI 302) (11)+

10.9	Project Contract, dated May 1, 2004, by and between the Company and ICON Clinical Research, L.P. (protocol NTI 303) (11)+

10.10	License Agreement, dated as of March 29, 2002, by and between Abbott Laboratories and Empire Pharmaceuticals, Inc. (11)+

10.11	First Amendment to License Agreement, dated as of October 22, 2003, by and between Abbott Laboratories and Empire Pharmaceuticals, Inc. (11) +

Exhibit No.	Description

10.12	Drug Product Development and Clinical Supply Agreement, dated as of April 1, 2005, by and between the Company and Baxter Pharmaceutical Solutions LLC, (11)+

10.13	Master Clinical Development Agreement, dated as of July 25, 2005, by and between the Company and SCIREX Corporation. (11)

10.14	Cooperation and Supply Agreement, dated March 1, 2005, by and between the Company and Nordmark Arzneimittel GmbH & Co. KG. (9)+

10.15	Office Lease Agreement, dated April 22, 2005, by and between CA-Emeryville Properties Limited Partnership and the Company. (9)

10.16	Commercial Sublease, dated May 18, 2005, between the Company and Refac. (11)

10.17	Loan and Security Agreement, dated August 18, 2005, by and between Comerica Bank and the Company. (12)

10.18	First Amendment to Loan and Security Agreement, dated September 20, 2005, by and between Comerica Bank and the Company. (12)

10.19	Asset Purchase Agreement, dated September 19, 2005, by and between the Company, Neutron ROW Ltd. and Neutron Ltd. (12)

10.20	Collaboration and Services Agreement, dated November 28, 2005, by and between Neutron Ltd. and the Company. (13)

10.21	Agreement on the Establishment of a Snake Farm and Purification Unit, dated January 18, 2006, by and between the Company and Nordmark Arzneimittel GmbH & Co. KG. (16)

10.22	Amendment to the Agreement on the Establishment of a Snake Farm and Purification Unit, dated March 6, 2006, by and between the Company and Nordmark Arzneimittel GmbH & Co. KG. (16)

10.23	Consultancy Services Agreement Concerning the Conduct of Clinical Trials, dated February 16, 2006, by and between the Company and “S&P” Pharmatest Management GmbH. (14)

10.24	Amendment to Agreement by and between the Company and SCIREX Corporation, dated April 26, 2006. (16)

10.25	Employment Offer Letter, dated July 31, 2006, by and between the Company and Craig Carlson. (15)

10.26	Consulting Agreement between the Company and Lisa U. Carr, M.D., Ph.D., dated July 1, 2007 (19)

10.27	Securities Purchase Agreement between the Company and certain institutional investors, dated March 30, 2007 (18)

21.1	Subsidiary of the Company.

23.1	Consent of Odenberg, Ullakko, Muranishi & Co. LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.3	Consent of Goodwin Procter LLP (included in Exhibit 5.1) *

24.1	Powers of Attorney. (Contained on Signature Page)

(1)	This exhibit is filed as an exhibit to the Registrant’s Registration Statement on Form SB-2 (Registration No. 33-74118-LA) and is incorporated herein by reference.
(2)	This exhibit is filed as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the year ended June 30, 1998 and is incorporated herein by reference.

(3)	This exhibit is filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, filed February 10, 2006 and is incorporated herein by reference.
(4)	This exhibit is filed as an appendix to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 9, 2001 and is incorporated herein by reference.
(5)	This exhibit is filed as an exhibit to the Registrant’s Current Report on Form 8-K filed March 4, 2004 and is incorporated herein by reference.
(6)	This exhibit is filed as an appendix to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 9, 2003 and is incorporated herein by reference.
(7)	This exhibit is filed as an exhibit to the Registrant’s Current Report on Form 8-K filed June 20, 2007 and is incorporated herein by reference.
(8)	This exhibit is filed as an exhibit to the Registrant’s Registration Statement on Form S-3 filed February 25, 2005 and is incorporated herein by reference.
(9)	This exhibit is filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed May 10, 2005 and is incorporated herein by reference.
(10)	This exhibit is filed as an exhibit to the Registrant’s Registration Statement on Form 8-A filed May 20, 2005 and is incorporated herein by reference.
(11)	This exhibit is filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended June 30, 2005, filed September 28, 2005 and is incorporated herein by reference.
(12)	This exhibit is filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed November 9, 2005 and is incorporated herein by reference.
(13)	This exhibit is filed as an exhibit to the Registrant’s Current Report on Form 8-K filed December 1, 2005 and is incorporated herein by reference.
(14)	This exhibit is filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed May 10, 2006 and is incorporated herein by reference.
(15)	This exhibit is filed as an exhibit to the Company’s Current Report on Form 8-K filed August 2, 2006 and is incorporated herein by reference.
(16)	This exhibit is filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended June 30, 2006, filed November 6, 2006 and is incorporated herein by reference.
(17)	This exhibit is filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2006, filed February 8, 2007 and is incorporated herein by reference.
(18)	This exhibit is filed as an exhibit to the Company’s Current Report on Form 8-K filed April 2, 2007 and is incorporated herein by reference.
(19)	This exhibit is filed as an exhibit to the Company’s Current Report on Form 8-K filed July 6, 2007 and is incorporated herein by reference.

+	Certain confidential portions of this exhibit have been redacted. A complete version of this exhibit has been filed with the Secretary of the Securities and Exchange Commission pursuant to an application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.
*	To be filed by amendment.

(b) FINANCIAL STATEMENT SCHEDULES

None.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offerings of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Neurobiological Technologies, Inc., has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on the 13th day of August, 2007.

Neurobiological Technologies, Inc.

/s/ Paul E. Freiman
Paul E. Freiman
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul E. Freiman and Craig Carlson, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ Paul E. Freiman
Paul E. Freiman	Director, President and Chief Executive Officer (Principal Executive Officer)	August 13, 2007

/s/ Craig W. Carlson
Craig W. Carlson	Vice President, Finance and Chief Financial Officer (Principal Accounting and Financial Officer)	August 13, 2007

/s/ Abraham E. Cohen
Abraham E. Cohen	Chairman of the Board	August 13, 2007

/s/ Enoch Callaway, M.D.
Enoch Callaway, M.D.	Director	August 13, 2007

/s/ Ronald E. Cape, Ph.D. Ronald E. Cape, Ph.D.	Director	August 13, 2007

/s/ Theodore L. Eliot, Jr.
Theodore L. Eliot, Jr.	Director	August 13, 2007

Signature	Title(s)	Date

/s/ William A. Fletcher William A. Fletcher	Director	August 13, 2007

/s/ F. Van Kasper F. Van Kasper	Director	August 13, 2007

/s/ Abraham D. Sofaer Abraham D. Sofaer	Director	August 13, 2007

/s/ John B. Stuppin John B. Stuppin	Director	August 13, 2007

Exhibit No.	Description

1.1	Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation. (8)

3(i).1	Certificate of Amendment to Amended and Restated Certificate of Incorporation. (3)

3.2	Amended and Restated Bylaws of Neurobiological Technologies, Inc. (7)

3.3	Certificate of Designation, Preferences and Rights of Series RP Preferred Stock of Registrant. (10)

4.1	Form of Common Stock Certificate. (1)

4.2	Form of Warrant to Purchase Common Stock, issued March 1, 2004 to investors in a private placement transaction. (5)

4.3	Form of Rights Certificate for RP Preferred Stock. (10)

4.4	Form of Common Stock Warrant issued to certain institutional investors as a component of the units in a private placement transaction on April 4, 2007 (18)

5.1	Opinion of Goodwin Procter LLP*

10.1	1993 Stock Plan. (4)

10.2	Form of Indemnity Agreement between the Company and its directors and officers. (1)

10.3	License and Cooperation Agreement among the Company, Merz + Co. GmbH & Co. and Children’s Medical Center Corp., effective as of April 16, 1998. (17)+

10.4	Payment Agreement between the Company and Children’s Medical Center Corp., effective as of April 16, 1998. (2)+

10.5	2003 Equity Incentive Plan. (6)

10.6	2003 Employee Stock Purchase Plan. (6)

10.7	Rights Agreement, dated May 19, 2005, by and between American Stock Transfer & Trust Co., as Rights Agent, and the Company. (10)

10.8	Project Contract, dated January 1, 2005, by and between the Company and ICON Clinical Research, L.P. (protocol NTI 302) (11)+

10.9	Project Contract, dated May 1, 2004, by and between the Company and ICON Clinical Research, L.P. (protocol NTI 303) (11)+

10.10	License Agreement, dated as of March 29, 2002, by and between Abbott Laboratories and Empire Pharmaceuticals, Inc. (11)+

10.11	First Amendment to License Agreement, dated as of October 22, 2003, by and between Abbott Laboratories and Empire Pharmaceuticals, Inc. (11) +

10.12	Drug Product Development and Clinical Supply Agreement, dated as of April 1, 2005, by and between the Company and Baxter Pharmaceutical Solutions LLC, (11)+

10.13	Master Clinical Development Agreement, dated as of July 25, 2005, by and between the Company and SCIREX Corporation. (11)

10.14	Cooperation and Supply Agreement, dated March 1, 2005, by and between the Company and Nordmark Arzneimittel GmbH & Co. KG. (9)+

10.15	Office Lease Agreement, dated April 22, 2005, by and between CA-Emeryville Properties Limited Partnership and the Company. (9)

10.16	Commercial Sublease, dated May 18, 2005, between the Company and Refac. (11)

Exhibit No.	Description

10.17	Loan and Security Agreement, dated August 18, 2005, by and between Comerica Bank and the Company. (12)

10.18	First Amendment to Loan and Security Agreement, dated September 20, 2005, by and between Comerica Bank and the Company. (12)

10.19	Asset Purchase Agreement, dated September 19, 2005, by and between the Company, Neutron ROW Ltd. and Neutron Ltd. (12)

10.20	Collaboration and Services Agreement, dated November 28, 2005, by and between Neutron Ltd. and the Company. (13)

10.21	Agreement on the Establishment of a Snake Farm and Purification Unit, dated January 18, 2006, by and between the Company and Nordmark Arzneimittel GmbH & Co. KG. (16)

10.22	Amendment to the Agreement on the Establishment of a Snake Farm and Purification Unit, dated March 6, 2006, by and between the Company and Nordmark Arzneimittel GmbH & Co. KG. (16)

10.23	Consultancy Services Agreement Concerning the Conduct of Clinical Trials, dated February 16, 2006, by and between the Company and “S&P” Pharmatest Management GmbH. (14)

10.24	Amendment to Agreement by and between the Company and SCIREX Corporation, dated April 26, 2006. (16)

10.25	Employment Offer Letter, dated July 31, 2006, by and between the Company and Craig Carlson. (15)

10.26	Consulting Agreement between the Company and Lisa U. Carr, M.D., Ph.D., dated July 1, 2007 (19)

10.27	Securities Purchase Agreement between the Company and certain institutional investors, dated March 30, 2007 (18)

21.1	Subsidiary of the Company.

23.1	Consent of Odenberg, Ullakko, Muranishi & Co. LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.3	Consent of Goodwin Procter LLP (included in Exhibit 5.1)*

24.1	Powers of Attorney. (Contained on Signature Page)

(1)	This exhibit is filed as an exhibit to the Registrant’s Registration Statement on Form SB-2 (Registration No. 33-74118-LA) and is incorporated herein by reference.
(2)	This exhibit is filed as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the year ended June 30, 1998 and is incorporated herein by reference.
(3)	This exhibit is filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, filed February 10, 2006 and is incorporated herein by reference.
(4)	This exhibit is filed as an appendix to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 9, 2001 and is incorporated herein by reference.
(5)	This exhibit is filed as an exhibit to the Registrant’s Current Report on Form 8-K filed March 4, 2004 and is incorporated herein by reference.
(6)	This exhibit is filed as an appendix to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 9, 2003 and is incorporated herein by reference.

(7)	This exhibit is filed as an exhibit to the Registrant’s Current Report on Form 8-K filed June 20, 2007 and is incorporated herein by reference.
(8)	This exhibit is filed as an exhibit to the Registrant’s Registration Statement on Form S-3 filed February 25, 2005 and is incorporated herein by reference.
(9)	This exhibit is filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed May 10, 2005 and is incorporated herein by reference.
(10)	This exhibit is filed as an exhibit to the Registrant’s Registration Statement on Form 8-A filed May 20, 2005 and is incorporated herein by reference.
(11)	This exhibit is filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended June 30, 2005, filed September 28, 2005 and is incorporated herein by reference.
(12)	This exhibit is filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed November 9, 2005 and is incorporated herein by reference.
(13)	This exhibit is filed as an exhibit to the Registrant’s Current Report on Form 8-K filed December 1, 2005 and is incorporated herein by reference.
(14)	This exhibit is filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed May 10, 2006 and is incorporated herein by reference.
(15)	This exhibit is filed as an exhibit to the Company’s Current Report on Form 8-K filed August 2, 2006 and is incorporated herein by reference.
(16)	This exhibit is filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended June 30, 2006, filed November 6, 2006 and is incorporated herein by reference.
(17)	This exhibit is filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2006, filed February 8, 2007 and is incorporated herein by reference.
(18)	This exhibit is filed as an exhibit to the Company’s Current Report on Form 8-K filed April 2, 2007 and is incorporated herein by reference.
(19)	This exhibit is filed as an exhibit to the Company’s Current Report on Form 8-K filed July 6, 2007 and is incorporated herein by reference.

+	Certain confidential portions of this exhibit have been redacted. A complete version of this exhibit has been filed with the Secretary of the Securities and Exchange Commission pursuant to an application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.
*	To be filed by amendment.